UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-39825

Intelligent Bio Solutions Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**82-1512711**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Intelligent Bio Solutions Inc.,	
135 West, 41ST Street, 5th Floor, New York, NY	**10036**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(646) 828-8258**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	INBS	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the Common Stock (based on the closing price of these shares on the Nasdaq Stock Market) on December 31, 2024, the last business day of the registrant's most recently completed second fiscal quarter, held by nonaffiliates, was $6,585,683.

As of August 12, 2025, there were 8,979,152 of the registrant's Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

PART I

Cautionary Note Regarding Forward-Looking Statements

All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Annual Report on Form 10-K are based on our current expectations and beliefs concerning future developments and their potential effects on us. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this form may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by the federal securities laws, we are under no duty to update any of these forward-looking statements after the date of this Annual Report on Form 10-K or to confirm these statements to actual results or revised expectations.

In this Annual Report on Form 10-K, the terms "we," "us," "our," "Company," or "INBS" refer to Intelligent Bio Solutions Inc. together with its wholly owned subsidiaries.

ITEM 1. BUSINESS.

Intelligent Bio Solutions Inc. and its wholly owned Delaware subsidiary, GBS Operations Inc., were each formed on December 5, 2016, under the laws of the state of Delaware. The Company's Australian subsidiary, Intelligent Bio Solutions (APAC) Pty Ltd, was formed on August 4, 2016, under the laws of New South Wales, Australia and was renamed to Intelligent Bio Solutions (APAC) Pty Ltd on January 6, 2023. On October 4, 2022, INBS acquired Intelligent Fingerprinting Limited ("IFP"), a company registered in England and Wales. The Company's headquarters are in New York, New York.

Intelligent Bio Solutions Inc. is a medical technology company focused on developing and delivering intelligent, rapid, non-invasive testing and screening solutions. The Company operates globally with the objective of providing innovative and accessible solutions that improve the quality of life.

Our Testing Platforms

Intelligent Fingerprinting Platform: The Company's current active product is the Intelligent Fingerprinting Platform, which consists of the proprietary portable platform that analyzes fingerprint sweat using a one-time cartridge and portable handheld reader. The flagship product from this platform, which is commercially available in certain countries outside of the United States, is the Intelligent Fingerprinting Drug Screening System (the "IFP System" or "IFP Products"), a two-part system that consists of non-invasive, fingerprint sweat-based diagnostic testing products designed to detect drugs of abuse including opiates, cocaine, methamphetamines, benzodiazepines, cannabis, methadone, and buprenorphine. The IFP System comprises a small, tamper-evident drug screening cartridge onto which ten fingerprint sweat samples are collected in under a minute before the portable analysis unit provides an on-screen result in under ten minutes. Samples collected with a confirmatory kit can also be sent to a third-party laboratory service provider for confirmation testing. Customers include safety-critical industries such as construction, transportation and logistics, mining, manufacturing, engineering, drug treatment organizations in the rehabilitation sector, and judicial organizations.

We plan to bring the IFP System to new markets and grow within existing markets concentrating on:

- increasing market share across the United Kingdom and mainland Europe;
- commencing sales and distribution throughout Australia, New Zealand and other countries in the Asia Pacific Region ("APAC Region"), and establishing the infrastructure and satisfying the regulatory requirements needed to do so;
- continue to work on 510(k) pre-market notification submitted on December 2024 for expansion into United States markets that require FDA clearance, followed by the planned initial launch of our opiate test system for codeine and then for additional drugs following such additional FDA clearance as may be required;
- initiating research aimed at broadening the capabilities of the IFP System to test for additional drugs and indications, facilitating the expansion of the platform into point-of-care medical testing;
- expanding the IFP System into new customer segments, including major sporting organizations, law enforcement, and commercial airlines; and
- developing a strategic network of distributors with established customer bases throughout the APAC Region, Europe and North America to distribute the IFP Products.

Biosensor Platform: Under the terms of an Amended and Restated License Agreement dated September 12, 2019 (the "BPT License Agreement"), between the Company and Life Science Biosensor Diagnostics Pty Ltd ("LSBD" or "Licensor"), the Company held an exclusive license in the Asia Pacific Region ("APAC Region") to the Licensor's proprietary rights to the biosensor technology (the "Biosensor IP") used in the biosensor platform we refer to as the Biosensor Platform Technology ("BPT"), or simply the "Biosensor Platform". This platform consists of a small, printable modified organic thin-film transistor strip designed to detect multiple biological analytes by substituting the top enzyme layer of the biosensor to suit each analyte. We refer to products that use the BPT as the "Licensed Products". This platform technology has the potential to develop a range of Point of Care Tests. We understand that following the appointment of a liquidator to LSBD on July 21, 2023, the Biosensor IP we licensed from LSBD has reverted back to the University of Newcastle. Following our ongoing discussions with the University, it is the Company's understanding that the University of Newcastle cannot finalize licensing of the Biosensor IP until the liquidation of LSBD is complete. As the timeline for the completion of LSBD's liquidation is unknown, the Company does not expect any updates or finalization of any license terms until this occurs. As a result, further development of the BPT has been postponed until we are able to finalize licensing arrangements related to the BPT. For more information regarding our licensing agreements with LSBD, see "Item 1. Business - Technology License Agreements."

Reportable Segments

The businesses discussed in this Annual Report on Form 10-K reflect the reportable segments that existed through the fiscal year ended June 30, 2025. Effective June 30, 2025, we revised our reportable segments to a region-focused structure, aligning with changes in our business and organizational structure. This transition was driven by several key developments, including the end of a project for the construction of a manufacturing facility in Australia during the fourth fiscal quarter and decision by management to not pursue the BPT any further on until the liquidation of the LSBD is complete following the reversion of intellectual property rights (BPT related) to the University of Newcastle after the liquidation of the former licensor. These events prompted a reassessment of the Company's operating model and strategic priorities, resulting in the adoption of a region-based segment reporting structure that better aligns with the geographic focus of the business and how management evaluates performance and allocates resources.

Our new reportable segments are: (i) United Kingdom; (ii) Asia Pacific (APAC); (iii) Americas; and (iv) Rest of World. These new reportable segments reflect how the Company is currently managed and correspond to the manner in which financial information is reviewed by our Chief Operating Decision Maker (CODM) for resource allocation and performance assessment.

Historical segment reporting, which was based on products—(i) Commercially Available Intelligent Fingerprinting Products ("IFPG" or "IFPG segment"), and (ii) Development-Stage Biosensor Platform Technology ("BPT segment")—has been recast in this filing to reflect the new structure.

Note 4, "Segment Reporting", in the Notes to Consolidated Financial Statements included in Item 8 of this report provides information on revenue, government support income, net income (loss), long-lived assets, and inventory by our revised segments.

Highlights of Achievements and Developments

Our major highlights of achievements for the fiscal year 2025:

- As of June 30, 2025, the Company had a cash balance of approximately $1.02 million after raising approximately $4.60 million throughout the fiscal year (after deducting fees, discounts, closing costs, and other expenses payable by the Company) through an underwritten public offering and an At-the-Market (ATM) offering in accordance with an effective shelf registration on Form S-3.

- On May 06, 2025, the Company announced the launch of three new localized websites in Arabic, Italian, and Spanish. This rollout supports the Company's global growth plans and international sales expansion by opening digital and commercial access to some of the world's fastest-growing, high-demand regions for workplace safety and compliance solutions.

- On April 22, 2025, the Company announced the integration of Latin American Spanish into its IFP System. The enhancement allows users to operate the IFP System in English, Arabic, and Latin American Spanish, extending the platform's usability across diverse international settings.

- On March 31, 2025, the Company announced the integration of Arabic as the second international language to its IFP System as part of the Company's multilingual upgrade.

- On March 26, 2025, the Company announced it had been granted a patent in the United States (U.S.) relating to its Intelligent Fingerprinting Drug Screening Cartridge. This is the Company's sixth active patent to be granted in the U.S., strengthening the protection of its unique and proprietary drug screening technology.

- On January 31, 2025, the Company announced plans for a major upgrade to its IFP System. The system upgrade will support multiple languages spoken across North and South America, Europe, Asia Pacific, and the Middle East.

- On December 18, 2024, the Company announced the submission of its 510(k) premarket notification to the U.S. Food and Drug Administration (FDA) for clearance following FDA review of its IFP System.

- On November 26, 2024, the Company announced the successful completion of its method comparison study on its IFP System. The method comparison study confirmed the sensitivity, specificity, accuracy, and usability of the System, validating its potential for use in workplace drug testing and other applications. The method comparison study demonstrated 82.2% sensitivity, 100% specificity, and 94.1% accuracy for the IFP System.

- On November 13, 2024, the Company announced strong initial results from its Pharmacokinetic (PK) study required for its FDA 510(k) submission. The data from the PK study showed that fingerprint sweat mimics the rate and extent of codeine in blood and saliva. The study successfully demonstrated that fingerprint sweat provides a reliable sample matrix for drug detection, showing quantitative PK data closely aligned to blood, based on statistical comparisons made at the 95% confidence level.

- On October 9, 2024, the Company announced a new distribution partnership with Spirit Group, an Australian, Indigenous-owned marketing and consulting agency, with prominent clients across a wide range of industries, including mining, transportation, and construction.

- On August 21, 2024, the Company announced the installation of over 1,000 Intelligent Fingerprinting Drug Screening Readers with customers as of June 30, 2024, a significant milestone for the Company, underscoring the growing demand for its advanced drug screening technology.

- On July 24, 2024, the Company announced a new distribution partnership with QabasTech as its exclusive distributor in Saudi Arabia.

- On July 18, 2024, the Company announced the successful completion of biocompatibility testing of its IFP System, a pivotal phase in the clinical study plan required for FDA 510(k) regulatory clearance. The Company confirmed that all materials used in its system, including the Drug Screening Cartridge, Confirmatory Cartridge, and the DSR-Plus Reader, are safe for use in medical devices.

- The Company added 115 new customer accounts throughout the fiscal year 2025.

Our Products

Intelligent Fingerprinting Drug Screening System

Our wholly owned subsidiary, Intelligent Fingerprinting Limited (IFP), is the developer and owner of our proprietary and commercially available portable drug screening system designed to detect common drugs of abuse through fingerprint sweat. The IFP System consists of a small, tamper-evident drug screening cartridge that collects ten fingerprint sweat samples, which are then analyzed in a portable handheld reader for precise on-screen results in minutes. This system eliminates the need for invasive and unpleasant urine, saliva, or blood collection to test for substance abuse. The ten samples are collected in under a minute before the portable analysis unit provides an on-screen result in under ten minutes. The IFP System is currently designed to detect opioids, cocaine, methamphetamines, benzodiazepines, cannabis, methadone, and buprenorphine. In addition, samples collected via confirmatory kits can be sent to a third-party laboratory service provider for confirmation testing.

Intelligent Fingerprinting Drug Screening System Functionality

The IFP System consists of single-use, tamper-evident Intelligent Fingerprinting Cartridges for sample collection and the portable Intelligent Fingerprinting DSR-Plus portable analysis unit. The cartridge is inserted into a reader, and within 10 minutes, the results are displayed, with options to print and save anonymized data for further use. Results can also be downloaded to a computer and be used for, among other things, and to the extent legally permissible, integration with employee medical records or for general statistical analysis. Results can also be downloaded to a computer and be used for, among other things, and to the extent legally permissible, integration with employee medical records or for general statistical analysis.

History and Background of the Intelligent Fingerprinting Drug Screening System

Founded in 2007, IFP is a spin-out company from the University of East Anglia (UEA) and is based in Cambridge, England. IFP developed and commercialized the patented Intelligent Fingerprinting DSR-Plus Reader and Cartridge system, which has been predominantly sold in the United Kingdom, mainland Europe and the Middle East. IFP continues to manufacture the cartridges for the IFP System in its factory in Cambridge, England.

Research and Development

Our research and development (R&D) team collaborates with external specialist organizations across jurisdictions to conduct comprehensive R&D initiatives. These collaborative efforts are currently driven by the following primary objectives:

1. Enhancing the Reader: This involves integrating wireless connectivity, data collection capabilities, and important system architecture improvements such as miniaturization, extended battery life, and a refined touch-screen interface for a seamless user experience.

2. Expanding testing capabilities: The focus is on enabling the current cartridges to detect highly relevant substances in today's pharmaceutical landscape, such as fentanyl and oxycodone.

3. Exploring new tests in the medical point of care domain: This initiative aims to explore potential new tests within the medical point of care domain, resulting in a broader range of diagnostic tools for healthcare providers.

To facilitate the expansion of point-of-care testing into additional areas of interest, such as tumor markers, hormones, and allergies, the core team will collaborate with external research specialists. This joint exploration aims to unlock the untapped potential applications of the existing lateral flow assay technology on which the Intelligent Fingerprinting Platform has been developed. By expanding the capabilities of this platform, the Company will be better equipped to address diverse diagnostic needs and contribute to improved patient outcomes.

Regulatory Matters

The Company operates in a highly regulated industry. Its current and future business has been and will continue to be subject to a variety of laws globally regarding quality, safety, efficacy, and governing, among other things, clinical evaluations, marketing authorization, commercial sales, and distribution of our products.

Internationally, various regulatory bodies monitor and supervise the administration of pharmaceutical products and medical devices and equipment. Their primary responsibilities include evaluating, registering and approving new drugs, generic drugs and imported drugs; approving and issuing permits for the manufacture, export and import of pharmaceutical products and medical appliances; approving the establishment of enterprises for pharmaceutical manufacture and distribution; formulating administrative rules and policies concerning the supervision and administration of food, cosmetics and pharmaceuticals; and handling significant accidents involving these products.

The Company will be subject to numerous post-marketing regulatory requirements, which may include labelling regulations and medical device reporting regulations, and which may require it to report to different regulatory agencies if its device causes or contributes to a death or serious injury or malfunctions in a way that would likely cause or contribute to a death or serious injury. The Company may be subject to further regulations regarding import and export restrictions, tariff regulations, and duties and tax requirements. These regulatory requirements may change in the future.

The Company's research, development and manufacturing operations, including its product assembly line in Cambridge, UK, involve the use of hazardous substances, and consequently, it is subject to a variety of foreign environmental laws and regulations relating to the storage, use, handling, generation, manufacture, treatment, discharge and disposal of hazardous substances. The Company's products may also contain hazardous substances and they are subject to laws and regulations relating to labelling and to their sale, collection, recycling, treatment, storage, and disposal. Compliance with these laws and regulations may be expensive and noncompliance could result in substantial fines and penalties. Environmental laws and regulations also impose liability for the remediation of releases of hazardous substances into the environment and for personal injuries resulting from exposure to hazardous substances, and they can give rise to substantial remediation costs and to third-party claims, including for property damage and personal injury. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence, and they tend to become more stringent over time, imposing greater compliance costs and increased risks and penalties associated with violations.

Our R&D, manufacturing facilities and operations for drug screening products must also adhere to stringent quality criteria, complying with ISO 13485 for In Vitro Diagnostic Devices and Medical Devices, as well as ISO 9001. We have quality and regulatory oversight of our sub-contracted reference laboratories, where our methodology is accredited by the United Kingdom Accreditation Service (UKAS), ensuring that the laboratory operates according to the ISO 17025 standard.

Australia: While we are already permitted to sell the IFP System as a drug screening device in Australia, we have obtained accreditation from NATA (National Association of Testing Authorities, Australia).

We have partnered with Racing Analytical Services Limited (RASL), one of Australia's largest independent drug testing laboratories, to provide confirmation tests for our drug screening solutions.

United States of America: We are currently navigating our regulatory pathway in the United States as we seek approval to sell the IFP System in the United States. We completed a 510(k) submission in December 2024, and remain focused on securing FDA 510(k) clearance for the IFP System's opiate test system for codeine in the U.S., which will enable broader use beyond current Forensic Use Only settings. Additionally, we must identify potential laboratory partners for further certifications and studies that may be necessary. In fiscal 2025, the Company advanced its regulatory strategy through increased engagement with regulatory consultants, refined clinical study design, and the generation of new scientific and clinical data to support its submission. We anticipate that obtaining FDA clearance will benefit entry into other regions of the world.

Other Regions: Distributors in other countries and jurisdictions will be responsible for obtaining all necessary approvals within their respective territories.

Manufacturing

The equipment and facilities required to produce the Intelligent Fingerprinting Drug Screening Cartridge and DSR-Plus Reader are in place at our manufacturing facility in Cambridge, UK, which is used for fabrication and quality control. The facility operates a Quality Management System that complies with the requirements of ISO 13486 for the design, development, manufacture, distribution, servicing and supply of devices and readers designed to screen for drugs of abuse using fingerprint diagnostic technology; design, development, manufacture, distribution, servicing and supply of devices for collection of fingerprint samples used to detect drugs of abuse; and the design, development, manufacture, distribution, servicing and supply of in vitro diagnostic kits for the detection of viral infection antigens in human saliva and anterior nares samples. The facility further operates a quality management system that complies with the requirements of ISO 9001 for the design, development, manufacture, distribution, servicing and supply of devices and readers designed to screen for drugs of abuse using fingerprint diagnostic technology and the design, development, manufacture, distribution, servicing, and supply of devices for collection of fingerprint samples used to detect drugs of abuse.

Distribution and Sales

We currently serve over 450 small to medium-sized businesses, primarily located in the United Kingdom, with additional customers across various global locations. We intend to expand our customer base by strengthening our presence in existing markets and, subject to receiving necessary regulatory approvals and clearances, venture into new regions. We will tailor our strategy to the targeted region, establishing direct sales and marketing teams or utilizing distribution networks. In some cases, a combination of these strategies may be appropriate.

Distributors: Through buy-sell agreements, distributors will purchase the IFP Products and resell them to customers. These distributors can be exclusive or non-exclusive, depending on the agreed arrangement. We plan to focus on distributors with existing customer networks in the drug screening segment and a proven track record in their territories. We also plan to utilize exclusive distributors who will be the sole providers within certain defined territories and will need to satisfy certain minimum quarterly purchase requirements.

United Kingdom: Our direct sales team consists of four sales representatives and a National Sales Manager under the direction of the Global Vice President of Sales. The team utilizes telemarketing leads and a variety of other inbound lead-generation tactics to connect with new businesses and schedule on-site and virtual product demonstrations. The UK team includes a Customer Experience Team that manages account relationships, product support, training and sales administration. New customer accounts are assigned to sales representatives based on geographic territories.

Australia: We utilize a third-party sales agency under the direction of the Vice President of Global Sales. The agency's primary area of focus is the east coast of Australia, comprising approximately 72% of the country's population. The agency's team utilizes their extensive network of existing contacts and relationships to introduce the IFP products through in-person demonstrations. We also intend to utilize distributor partnerships to cover regions such as Western Australia, South Australia, and more remote areas.

United States: During our 510(k) premarket submission and subject to receiving appropriate approvals/clearance from the FDA, we plan to appoint a dedicated distribution leader to spearhead market entry strategies by identifying and selecting distributors and partners. Our focus will be identifying distributors and partners already operating within the U.S. drug screening market.

European Expansion: We will appoint a dedicated European representative to identify, negotiate, and sign distributor agreements and maximize sales in target territories.

Expanding into the Middle East and Africa ("MEA"): Our Vice President of Global Sales and the dedicated European representative will initially manage MEA operations. Depending on market opportunities and sales volume, the Company may appoint a dedicated distribution leader for MEA operations at a later stage.

Market Analysis and Opportunity

The Drug Screening Market

The drug screening market encompasses various sectors, including workplaces, drug rehabilitation, drug testing labs, criminal justice, law enforcement, schools and colleges, pain management centers, the military, medical examiners, individual users, and sporting organizations. We intend to aggressively market IFP Products to different geographical regions outside the UK, with a focus on the industries and segments noted above.

Drug misuse is a global concern, and while the approach to this problem varies depending on the legal and regulatory landscape of each country, what remains constant is the need for regular testing, particularly in areas and industries of concern. Even in regions where certain drugs, such as cannabis, have been decriminalized (such as in various states across the United States, Canada, and Europe), social and workplace challenges persist relating to impairment, drug dependency and associated criminal activity, which increase the need for testing.

Point of Care / Rapid Diagnostics Market

According to the *Point of Care/Rapid Diagnostics Market* report by MarketsandMarkets[1], the global Point of Care (POC) diagnostics market was valued at $45.36 billion in 2022 and is projected to reach $75.46 billion by 2027, at a compound annual growth rate (CAGR) of 10.7%. Growth is largely driven by increasing decentralization in healthcare, demand for faster diagnostic turnaround, and rising adoption of lateral flow assays, particularly in home care and workplace environments. Notably, the lateral flow assays segment accounted for the largest share of the market in 2021 and is projected to grow from $28.76 billion in 2022 to $47.37 billion by 2027, at a CAGR of 10.5%. This technology continues to dominate due to its speed, ease of use, and portability.

Within this broader landscape, drug screening has emerged as a high-growth category. Our fingerprint sweat-based drug screening technology leverages lateral flow technology, aligning it directly with this high-growth segment. A 2024 MarketsandMarkets report estimates the global drug screening market will reach $19.5 billion by 2029, growing at a CAGR of 16.6%[1]. In the employer and workplace drug testing segment, Grand View Research estimates the global market size at $5.90 billion in 2023, with an expected CAGR of 4.5% from 2024 to 2030, reaching approximately $7.96 billion by 2030[2]. Specifically, in the United States, the employer and workplace drug testing market was valued at $2.47 billion in 2023 and is projected to grow at a CAGR of 5.1% from 2024 to 2030[3].

These trends support our mission to provide reliable, scalable, and dignified fingerprint sweat-based drug testing solutions offering a strategic fit with growing demand for on-site, non-invasive screening in safety-critical industries. We also intend to expand into adjacent areas of medical diagnostics by leveraging its core lateral flow platform technology and technical capabilities. This strategic focus aims to unlock broader healthcare applications and deliver a differentiated alternative to conventional testing methodologies, offering greater speed, accessibility, and efficiency.

There are four primary categories of recreational drugs: analgesics, depressants, stimulants, and hallucinogens. Analgesics include narcotics like heroin, morphine, fentanyl, and codeine. Depressants include alcohol, barbiturates, benzodiazepines, and nicotine. Stimulants include cocaine, methamphetamine, and ecstasy (MDMA). Hallucinogens include LSD, psilocybin and ketamine.

According to the 2024 World Drug Report published by the United Nations Office on Drugs and Crime, the emergence of new synthetic opioids and a record supply and demand of other drugs has compounded the impacts of the world drug problem, leading to a rise in drug use disorders and environmental harms. Approximately 292 million people used drugs worldwide in 2022, a 20% increase over the previous decade. Cannabis remains the world's most used drug, with 228 million users. Opioid use remains a major concern, with 60 million users, followed by amphetamines (30 million users), cocaine (23.5 million users), and ecstasy (20 million users). Nitazenes, a group of synthetic opioids which can be even more potent than fentanyl, have recently emerged in several high-income countries, resulting in an increase in overdose deaths. Though an estimated 64 million people worldwide suffer from drug use disorders, only one in 11 is in treatment[4].

According to the 2022 National Survey on Drug Use and Health (NSDUH), approximately 54.6 million people aged 12 or older in the U.S. needed substance use treatment in 2022. Of those, only 13.1 million received any form of treatment[5]. To address this treatment gap, the White House's 2024 National Drug Control Strategy Performance Review highlights more than $82 billion in federal investments in treatment and harm reduction services[6].

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[1] MarketsandMarkets 2024, *Drug & Alcohol Screening Market by Product, Sample Type, End User & Region – Global Forecast to 2029*, available at: https://www.marketsandmarkets.com/Market-Reports/drug-alcohol-screening-market-162987773.html.

[2] Grand View Research 2024, *Employer and Workplace Drug Testing Market Size, Share & Trends Analysis Report By Services, By Sample Type, By End-use, By Region, And Segment Forecasts, 2024 - 2030*, available at: https://www.grandviewresearch.com/industry-analysis/employer-workplace-drug-testing-market-report.

[3] Grand View Research 2024, *U.S. Employer and Workplace Drug Testing Market Size, Share & Trends Analysis Report By Services, By Sample Type, By End-use, By Region, And Segment Forecasts, 2024 - 2030*, available at: https://www.grandviewresearch.com/industry-analysis/us-employer-workplace-drug-testing-market-report.

[4] United Nations Office on Drugs and Crime (UNODC) 2024, *UNODC World Drug Report 2024: Harms of world drug problem continue to mount amid expansions in drug use and markets*, available at: https://www.unodc.org/unodc/en/press/releases/2024/June/unodc-world-drug-report-2024_-harms-of-world-drug-problem-continue-to-mount-amid-expansions-in-drug-use-and-markets.html.

[5] Substance Abuse and Mental Health Services Administration (SAMHSA) 2023, *2022 National Survey on Drug Use and Health (NSDUH) National Report*, U.S. Department of Health and Human Services, Center for Behavioral Health Statistics and Quality, available at: https://www.samhsa.gov/data/sites/default/files/reports/rpt42731/2022-nsduh-nnr.pdf.

[6] Executive Office of the President, Office of National Drug Control Policy (ONDCP) 2024, *National Drug Control Strategy: Performance Review System Report*, December 2024, The White House, Washington, D.C., available at: https://www.whitehouse.gov/wp-content/uploads/2024/04/ONDCP_NDCS-2024-Performance-Review-System-Report_Final.pdf.

Intellectual Property

The following patents are owned by IFP.

Primary Patent Families - technologies that are either used in the commercial products or closely related to the commercial products.

Patent Numbers and Geographical Coverage	Description	Expiry
UK (GB 2528657) Germany (via Europe) (DE 602015039916.1) France (via Europe) (EP(FR) 3172566) UK (via Europe) (EP(GB) 3172566) Netherlands (via Europe) (EP(NL) 3172566) Australia (AU 2015293652) Canada (CA 2956026) Japan (JP 6621462) US (US 12259385)	The lateral flow – broad concept – is directed to a lateral flow strip that are being used in the commercial product	This family was filed in 2014 and is estimated to expire in 2034-2035.
Germany (via Europe) (DE 602016018952.6) France (via Europe) (EP(FR) 3262413) UK (via Europe) (EP(GB) 3262413) Netherlands (via Europe) (EP(NL) 3262413) Australia (AU 2016225217) Canada (CA 2977891) China (CN ZL201680012388.4) Japan (JP 6694892) US (US 11150243)	The lateral flow cartridge family- is directed to the lateral flow-based fingerprint cartridge used in the commercial product	This family was filed in 2015 and is estimated to expire in 2035-2036.
UK (GB 2561165) Australia (AU 2018247080) European Unitary (EP 3600034) UK (via Europe) (EP 3600034) US (US 11227140)	The confirmation cartridge family - is directed to the confirmation cartridge used in the commercial product	This family was filed in 2017 and is estimated to expire in 2037-2038.
UK (GB 2592432) Australia (AU 2021225394) (Pending) European Unitary (EP 4111173) UK (via Europe (EP 4111173) US (US 17/904887) (Pending)	The lateral flow test strip reader family - is directed to the DSR-Plus reader used in the commercial product	This family was filed in 2020 and is estimated to expire in 2040-2041.

Secondary / Tertiary Patent Families

UK (GB 2517737) Australia (AU 2014313919) US (US 10617397)	The first cartridge family - is directed to a sample cartridge that is no longer being sold or used.	This family was filed in 2013 and is estimated to expire in 2033-2034.
UK (GB 2520063) Germany (via Europe) (EP(DE) 3065640) France (via Europe) (EP(FR) 3065640) UK (via Europe) (EP(GB) 3065640) Netherlands (via Europe) (EP(NL) 3065640) Australia (AU 2014345356) Japan (JP 6568063) US (US 10254277)	The microfluidics family - is directed to a reagent cartridge component that is not used in the commercial product.	This family was filed in 2006 and is estimated to expire in 2026-2027.

UK (GB 2528654) Germany (via Europe) (DE 602015039053.9) France (via Europe) (EP(FR) 3171847) UK (via Europe) (EP(GB) 3171847) Netherlands (via Europe) (EP(NL) 3171847) Australia (AU 2015293654) US (US 10675222)	The medication dispenser family - is directed to a reagent cartridge that is not used in the commercial product.	This family was filed in 2014 and is estimated to expire in 2034-2035.
UK (GB 2552823) Europe (EP 17752467.5) (Pending)	The project ridgeway family is directed to a waveguide device that is not used in the commercial product.	This family was filed in 2016 and is estimated to expire in 2036-2037.
UK (GB 2570944) Europe (EP 19707068.3) (Pending)	The ecosystem family is directed to a method for chemical analysis that is not used in the commercial product	This family was filed in 2019 and is estimated to expire in 2039.
UK (GB 2570945) Europe (EP 19707069.1)	The project ridgeway with calibration family is directed to an improved waveguide device that is not used in the commercial product	This family was filed in 2018 and is estimated to expire in 2038-2039.
UK (GB 2577237)	The project matchbox family is directed to a method for quantifying a skinprint that is not used in the commercial product.	This family was filed in 2018 and is estimated to expire in 2038.

The patents listed above cover virtually all aspects of fingerprint diagnostics including: chemistry, screening cartridge technology, collection cartridge technology, fingerprint quantitation, fingerprint controlled medication dispenser, lab testing of fingerprints, accessories, and lateral flow test strip reader.

Competition

IFP has developed a Point of Care (POC) drug screening test system and a drug laboratory-based confirmation testing service. Both of these involve the collection of fingerprint sweat samples for analysis. For many years, competitor POC and confirmation tests relied on collecting either urine or oral fluid (saliva) samples. There are several competitive advantages of analyzing fingerprint sweat over urine and oral fluid drug testing:

1. **Non-Invasive sample collection**: Fingerprint sweat can be collected within seconds from any location without needing trained specialists, gender-specific collectors or prepared collection areas. The sweat from the fingerprints is collected simply by pressing each finger onto a disposable sample collection cartridge for five seconds. In contrast, the collection of urine and oral fluid samples can take several hours and requires trained collectors. Collection areas must be specially prepared, and sample collection should be observed directly to avoid cheating tests. This is highly invasive, particularly in the case of urine.

2. **Hygienic and non-biohazardous**: Fingerprint sweat samples are non-biohazardous, so the screening and collection kit material can be disposed of in routine waste or recycled. Kits used to collect urine and saliva are a potential biohazard and must be treated as such – either incinerated or into landfill.

3. **Accurate Results**: The results of conventional urine and oral fluid POC drug screening tests require reading the test results by interpreting the presence or absence of colored test lines using the naked eye. Often these test lines are weak and difficult to see, leading to inaccuracy in reading the test result. In contrast, the results of the IFP screening test are provided automatically by the DSR-Plus reader unit, providing an unambiguous test result that does not require any user interpretation, increasing the accuracy of the test.

The combination of these benefits shows that fingerprint drug testing provides a more cost-effective, less invasive and more dignified method when compared to urine and oral fluid-based tests.

The table below compares the IFP System to other drug testing systems:

	Urine	Saliva	Intelligent Fingerprinting
Window of Detection	1 – 4 days	Up to 48 hours	Up to 16 hours
Typical Time for Results	Onsite or lab (1 – 3 days after lab receipt)	Onsite or lab (1 day after lab receipt)	Onsite or lab
Typical Time of Test* * Includes preparation, collection and time to result	20 mins – 4 hours +	20 mins +	< 10 mins
Specialist / Training Required	Yes	Yes	No
Biohazardous	Yes	Yes	No
Directly Observed	No	Yes	Yes
Drug Screening	Amphetamines, Barbiturates, Benzodiazepines, Cannabis, Cocaine, Methadone, Opiates, Oxycodone, PCP, Synthetic Cannabinoids and Synthetic Stimulants[1]	Amphetamines, Cannabis, Cocaine, Methamphetamines, Opiates, Oxycodone and PCP[2]	Benzodiazepines, Buprenorphine, Cannabis, Cocaine, Methadone, Methamphetamine and Opiates
Cost* *Point of Care Testing (Back to lab test approximately $300)	Approx. $300	Approx. $300	Approx. $20*

[1] Quest Diagnostics "Urine Testing FAQs" | [2] Quest Diagnostics "Oral Fluid Testing FAQs"

The IFP System eliminates the need for highly trained technicians or personal protective equipment, providing a non-invasive and objective testing experience. Its unique 16-hour detection window makes it ideal for assessing an individual's fitness for work at the time of testing. Based on research commissioned by the Company, the system has the ability to achieve sensitivity and accuracy levels as demonstrated by the performance characteristics in the table below.

DSC-5 Screening Test Performance Characteristics				
	THC	Opiate	Cocaine	MAMP
Sample Number	243	243	243	243
Sensitivity (%)	100	100	94.3	N/A
Accuracy (%)	94.7	96.3	98.4	100

* Sensitivity: the percentage of true positives.

We believe that the lateral flow assay technology used in IFP Products has the potential to also deliver significant benefits in other areas of medical diagnostics. For example, the potential exists use the technology to detect biomarkers of health and disease and provide non-invasive monitoring of therapeutic drug levels via fingerprint analysis. IFP is also researching a pipeline of development projects with the vision that fingerprint-based diagnostic tests could provide rapid health/disease triage and wellness tests, meeting the requirements of a post-COVID medical diagnostics world. The Company seeks to broaden development pathways into other areas of medical diagnostics utilizing existing technology and techniques to exploit a competitive advantage against traditional testing methodologies. Some examples of potential target assays are: fentanyl and other opiate pain medications, epilepsy management medications, anti-psychotic medications, cortisol (stress marker for wellbeing determination), protein targets, diabetes markers (c-peptide, fructosamine, insulin and proinsulin), infectious diseases (methicillin-resistant staphylococcus aureus (mrsa), Lyme disease, dengue, measles and German measles) and food contamination / infection from animals (brucella, salmonella, proteus).

The medical device industry is highly competitive, subject to rapid change, and significantly affected by new product introductions and other activities of industry participants. We face potential competition from major medical device companies worldwide, many of which have longer, more established operating histories and significantly greater financial, technical, marketing, sales, distribution, and other resources. Our overall competitive position depends upon several factors, including product performance and reliability, connectivity, manufacturing cost, and customer support.

Technology License Agreements

We had entered into following technology license agreements with LSBD, which is now in liquidation:

1) The Amended and Restated License Agreement dated September 12, 2019, which amends and restates all previous license agreements (the "BPT License Agreement") is limited to the APAC Region.

2) The technology license agreement dated June 23, 2020 (the "COV2 License Agreement"), for COV2 diagnostic test globally.

In addition to the above, we have a 50% equity interest in BiosensX (North America) Inc., which has a separate technology license agreement with the Licensor covering glucose/diabetes management field in the North America Territory.

BPT License Agreement

Under the terms of the BPT License Agreement we held an exclusive license in the APAC Region to the LSBD's proprietary rights to the biosensor technology used in the biosensor platform we refer to as the Biosensor Platform Technology (BPT), or simply the "Biosensor Platform." This platform consists of a small, printable modified organic thin-film transistor strip designed to detect multiple biological analytes by substituting the top enzyme layer of the biosensor to suit each analyte. This platform technology has the potential to develop a range of Point of Care Tests.

We understand that following the appointment of a liquidator to LSBD on July 21, 2023, the intellectual property (IP) rights we licensed from LSBD have reverted back to the University of Newcastle. Following our ongoing discussions with the University of Newcastle, it is the Company's understanding that the University of Newcastle cannot finalize licensing of the proprietary rights related to the BPT until the liquidation of LSBD is complete. As the timeline for the completion of LSBD's liquidation is unknown, the Company does not expect any updates or finalization of any license terms until this occurs.

COV2 License Agreement

On June 23, 2020, we entered into a COV2 License Agreement, with LSBD. The COV2 License Agreement sets forth our contractual rights and responsibilities relating to the COV2 Products. The "COV2 Products" include: (i) a biosensor strip for antibodies against SARS-CoV-2; (ii) a proprietary smartphone application for the purpose reading, storing, analyzing and providing patient support programs for any one or more of the indicators for the purpose of measuring the amount or concentration of immunoglobulins (IgG, IgM, IgA) specific to severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2); and/or (iii) a dedicated sensor strip reading device for any one or more of the indicators for the purpose of measuring the amount or concentration of immunoglobulins (IgG, IgM, IgA) specific to severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). Under the COV2 License Agreement, the Licensor granted to us an exclusive worldwide license to Licensor's proprietary rights to the biosensor technology used in the COV2 Products.

We understand that following the appointment of a liquidator to LSBD on July 21, 2023, the intellectual property (IP) rights we licensed from LSBD have reverted back to the University of Newcastle. Following our ongoing discussions with the University of Newcastle, it is the Company's understanding that the University of Newcastle cannot finalize licensing of the proprietary rights related to COV2 Products until the liquidation of LSBD is complete. As the timeline for the completion of LSBD's liquidation is unknown, the Company does not expect any updates or finalization of any license terms until this occurs.

Intellectual Property

Our biosensor business is dependent on the proprietary biosensor technology we licensed from LSBD. The original patent application, which claims a priority date of March 2012, has been granted in the United States (9,766,199) and China (ZL201380022888.2). A second patent application for a different iteration of the device design has been filed with a priority date of June 2016 and is granted in the United States (10,978,653) and Australia (2016412541). A third patent application for a further iteration of the device has been filed with a priority date of May 15, 2018. Further patents may yet be issued based on all three applications.

The Chinese and the United States patents belong to the same patent family and relate to the same invention. The United States and Australian patents originating with the second application are similarly of the same patent family and relate to the same invention. The exact wording of the patent claims varies between countries.

The patents protect the following technological claims of the BPT: the architecture of a biofunctional organic thin film transistor device comprising a gate electrode, a dielectric layer, a partially organic semiconducting layer, a source electrode, a drain electrode, a substrate and an enzyme; the method for producing the organic thin film transistor device; and methods of using the device to detect glucose levels. A similar device with no dielectric layer. Further devices including a porous wicking layer to facilitate onset of device function.

We understand that following the appointment of a liquidator to LSBD on July 21, 2023, the intellectual property (IP) rights we licensed from LSBD have reverted back to the University of Newcastle. Following our ongoing discussions with the University of Newcastle, it is the Company's understanding that the University of Newcastle cannot finalize licensing of the proprietary rights related to the BPT until the liquidation of LSBD is complete. As the timeline for the completion of LSBD's liquidation is unknown, the Company does not expect any updates or finalization of any license terms until this occurs.

We intend to vigorously protect our intellectual property rights for any technologies owned through patents and copyrights, both in the United States and internationally. Additionally, we plan to leverage trade secrets, know-how, and continuing technological innovation to develop and maintain its competitive position. We intend to protect its proprietary rights through a variety of methods, including confidentiality agreements and/or proprietary information agreements with suppliers, employees, consultants, independent contractors and other entities who may have access to proprietary information. We will generally require employees to assign patents and other intellectual property to it as a condition of employment. All consulting agreements will pre-emptively assign all new and improved intellectual property that arise during the term of the agreement to the Company. In addition, we may license additional technologies from third parties. Prior to any further acquisition or licensing of technology from a third party, the Company will evaluate the existing proprietary rights, its ability to obtain and protect these rights, and the likelihood or possibility of infringement upon competing rights of others.

The issuance of a patent does not ensure that it is valid or enforceable. The term of individual patents depends upon the legal term of the patents in the countries where they are obtained. In most countries where the Company files patents, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent's term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee, and a patent's term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in granting a patent.

Human Capital

As of August 14, 2025, we have 14 full-time employees in Australia and 2 in the United States. Our subsidiary, IFP, has 37 full time and 2 part time employees in the United Kingdom.

Our team, including our employees, contractors, and collaborators, comprises multiple cross-functional units, including strategy, project management, technical engineering, manufacturing and supply chain, quality assurance, legal and compliance, regulatory affairs, clinical affairs, product management, marketing, systems engineering, human resources, IT, investor relations, and finance. Our team collectively possesses the experience and capabilities to build a robust medical technology company that develops next-generation non-invasive medical devices and solutions.

Legal Proceedings

We are currently not a party to any pending legal proceeding, nor is our property the subject of a pending legal proceeding that we believe is not ordinary routine litigation incidental to our business or otherwise material to the financial condition of our business.

Available Information

Our website is www.ibs.inc. We make available, free of charge, on our investor website, https://investors.ibs.inc, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission ("SEC"). The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. Information on our website does not, and shall not be deemed to, constitute part of this Annual Report on Form 10-K. Our reference to the URL for our website is intended to be an inactive textual reference only.

ITEM 1A. RISK FACTORS.

Our business involves certain risks and uncertainties. The following is a description of significant risks that might cause our future financial condition or results of operations to differ materially from those expected. In addition to the risks and uncertainties described below, we may face other risks and uncertainties, some of which may be unknown to us and some of which we may deem immaterial. If one or more of these risks or uncertainties occur, our business, financial condition or results of operations may be materially and adversely affected. A summary of our risk factors is as follows:

Summary of Risk Factors

The summary below provides a non-exhaustive overview of the risks that if realized could materially harm our business, prospects, operating results and financial condition. This summary is qualified by reference to the full set of risk factors set forth in this Item.

- We will need to raise additional capital to fund our operations in the future. If we are unsuccessful in attracting new capital, we may not be able to continue operations or may be forced to sell assets to do so. Alternatively, capital may not be available to us on favorable terms, or if at all. If available, financing terms may lead to significant dilution of our stockholders' equity.

- Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in our Annual Report on Form 10-K for the Fiscal year ended June 30, 2025.

- We have incurred significant losses since inception and continue to incur losses, and we may not be able to achieve significant revenues or profitability.

- We rely on third parties to perform certain confirmatory tests for our IFP System.

- We depend on a limited number of single-source suppliers to manufacture certain components of IFP System, which makes us vulnerable to supply shortages and price fluctuations.

- Our results may be impacted by changes in foreign currency exchange rates.

- If we fail to retain marketing and sales personnel, or if we fail to increase our marketing and sales capabilities as we grow, or if we fail to develop broad awareness of our products in a cost-effective manner, we may not be able to generate revenue growth.

- Our ability to achieve profitability depends in part on maintaining or increasing our gross margins on product sales which we may not be able to achieve.

- We expect to rely in part on third-party distributors to effectively distribute our products, if our distributors fail to effectively market and sell the IFP products in full compliance with applicable laws, our operating results and business may suffer.

- If third-party payors do not provide coverage and reimbursement for the use of the IFP products, our business and prospects may be negatively impacted.

- Non-United States governments often impose strict price controls, which may adversely affect our future profitability.

- The IFP System, including its software and systems, may contain undetected errors, which could limit our ability to provide our products and services and diminish the attractiveness of our service offerings.

- If we are not able to attract and retain highly skilled managerial, scientific and technical personnel, we may not be able to implement our business model successfully.

- If we or our manufacturers fail to comply with applicable regulatory quality system regulations or any applicable equivalent regulations, our proposed operations could be interrupted, and our operating results may be negatively impacted.

- We may be subject to healthcare laws and regulations which, if violated, could subject us to substantial penalties.

- Product liability suits, whether or not meritorious, could be brought against us due to an alleged defective product or for the misuse of the IFP System.

- If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

- Changes to U.S. tax laws under the One Big Beautiful Bill Act and potential changes to tariff policies could adversely affect our business, financial condition, and results of operations.

- The regulatory clearance/approval process which we may be required to navigate may be expensive, time-consuming, and uncertain and may prevent us from obtaining clearance for any product launch by the Company of the IFP products in certain jurisdiction or our any future product.

- Clinical data obtained subsequent to the implementation of the clinical evidence module may not meet the required objectives, which could delay, limit or prevent additional regulatory clearance or approval.

- We may be unable to complete required clinical evaluations, or we may experience significant delays in completing such clinical evaluations, which could prevent or significantly delay our targeted product launch timeframe and impair our business plan.

- We are subject to the risk of reliance on third parties to conduct our clinical evaluation work, their inability to comply with good clinical practice and relevant regulation could adversely affect the clinical development of our product candidates and harm our business.

- Our success will depend on our ability to obtain, maintain and protect our intellectual property rights.

- We may be unable to protect or enforce our intellectual property rights, including those licensed to us, which could impair our competitive position.

- We have limited foreign intellectual property rights and may not be able to protect those intellectual property rights, which means that we may not be able to prevent third parties from practicing our inventions or from selling or importing products made using those inventions.

- We may be subject to claims challenging the invention of the intellectual property that we use.

- Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad. If we fail to obtain and maintain necessary regulatory approvals current IFP products, or if approvals for future products and indications are delayed or not issued, it will negatively affect our business, financial condition and results of operations.

- Compliance with environmental laws and regulations could be expensive, and the failure to comply with these laws and regulations could subject us to significant liability.

- If we or our suppliers fail to comply with The United Kingdom Accreditation Services (UKAS), FDA's Quality System Regulation (QSR) and CE (European Conformity) Markings and other relevant regulations regulation, our manufacturing or distribution operations could be delayed or shut down and our revenue could suffer.

- The Company may not be able to repay the liability to the Australian Government on time.

- If we are unable to maintain compliance with the listing requirements of the Nasdaq Capital Market, our common stock may be delisted from the Nasdaq Capital Market which could have a material adverse effect on our financial condition and could make it more difficult for you to trade in our securities.

- We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

- We are obligated to develop and maintain a system of effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may harm investor confidence in our company and, as a result, the value of our common stock.

- We are an emerging growth company and currently have limited accounting personnel and other supervisory resources. This can result in a lack of necessary resources to adequately execute our accounting processes and address our internal controls over financial reporting requirements.

- Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or products.

Risks Related to Our Business

We will need to raise additional capital to fund our operations in the future. If we are unsuccessful in attracting new capital, we may not be able to continue operations or may be forced to sell assets to do so. Alternatively, capital may not be available to us on favorable terms, or if at all. If available, financing terms may lead to significant dilution of our stockholders' equity.

We are not profitable and have had negative cash flow from operations since our inception. To fund our operations and to develop and commercialize our products (including the BPT and planned applications of IFP System), we have relied primarily on equity and some debt financing and government support income. The Company believes there is material risk that its cash and cash equivalents as of June 30, 2025, of $1,019,909 may be insufficient to allow the Company to fund its current operating plan through at least the next twelve months from the issuance of its consolidated financial statements for the year ended June 30, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of at least one year from the date these consolidated financial statements were issued. Accordingly, the Company will be required to raise additional funds during the next 12 months. However, there can be no assurance that when the Company requires additional financing, such financing will be available on terms which are favorable to the Company, or if at all. If the Company is unable to raise additional funding to meet its working capital needs in the future, it will be forced to delay or reduce the scope of its research programs and/or limit or cease its operations. In addition, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

To obtain the additional capital necessary to fund our operations, we expect to finance our cash needs through public or private equity offerings, debt financing and/or other capital sources. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our existing stockholders. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, we may need to relinquish rights to our technologies or our products or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development or commercialization programs, scale back or eliminate the development of business opportunities, or significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all of our assets. Any of these factors could harm our operating results.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in our Annual Report on Form 10-K for the Fiscal year ended June 30, 2025.

The report from our independent registered public accounting firm for the year ended June 30, 2025, includes an explanatory paragraph stating that our losses from operations and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern for a period of one year after the date the audited financial statements were issued. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or a part of their investment. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or if at all. There can be no assurance that the current operating plan will be achieved in the time frame anticipated by us, or that our cash resources will fund our operating plan for the period anticipated by the Company or that additional funding will be available on terms acceptable to us, or if at all.

We are subject to the risks associated with new businesses generally.

We were formed in December 2016 as a new business with a plan to commercialize our licensed technology related to the Biosensor Platform. Our limited operating history may not be adequate to enable you to fully assess our ability to develop and market the products currently in our pipeline, including those related to our Intelligent Fingerprinting Platform. Our efforts to date have related to the organization and formation of our company, strategic planning, product research and development and preparation for commencing regulatory trials. We acquired IFP in October 2022, which generates minimal revenue. Prior to the acquisition of IFP, the Company's operations generated no revenue other than income classified as governmental support income received in connection with grants from the Australian Government. As at the date of this filing, the revenue generated from the sales of IFP products is not enough to cover our operational costs. Therefore, we are, and expect for the foreseeable future to be, subject to all the risks and uncertainties inherent in a new business focused on the development and sale of new medical devices and related software applications. As a result, we may be unable to further develop, obtain regulatory approval for, manufacture, market, sell and derive revenues from the other products in our pipeline, and our inability to do so would materially and adversely impact our business. In addition, we still must optimize many functions necessary to operate a business, including expanding our managerial, personnel and administrative structure, continuing product research and development, and assessing and commencing our marketing activities.

Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies that have not yet commercialized their products or services, particularly those in the medical device and digital health fields. In particular, potential investors should consider that there is a significant risk that we will not be able to:

- implement or execute our current business plan, or that our business plan is sound;
- maintain our management team and Board of Directors;
- determine that the technologies that have been developed are commercially viable;
- attract, enter into or maintain contracts with, and retain customers; and
- raise any necessary additional funds in the capital markets or otherwise to effectuate our business plan.

In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We have incurred significant losses since inception and continue to incur losses, and we may not be able to achieve significant revenues or profitability.

Since our inception, we have engaged primarily in development activities. We have financed our operations primarily though proceeds from public offerings and private placements of equity securities, existing trade and shareholder financing arrangements, and the incurrence of debt and have incurred losses since inception, including a net loss of $10,156,759 for the fiscal year ended June 30, 2024 and a net loss of $10,568,733 for the fiscal year ended June 30, 2025. We do not know whether or when we will become profitable.

Our ability to generate revenue and achieve profitability depends upon our ability, alone or with others, to complete the development process of our products, including regulatory approvals, and achieve substantial acceptance in the marketplace for our existing IFP products. We may be unable to achieve any or all of these goals.

We rely on third parties to perform certain confirmatory tests for our IFP System.

We rely on third-party service providers to analyze samples collected from our confirmatory kit of the IFP System. We contract with third-party laboratory service provider to perform confirmation testing on the samples collected. This service is critical and there are relatively few alternatives. These third-party service providers may be unwilling or unable to provide the necessary services reliably and at the levels we anticipate or that are required by the market. While these third-party service providers have generally met our demand for their services on a timely basis in the past, we cannot guarantee that they will in the future be able to meet our demand for their services or our service providers may decide in the future to discontinue or reduce the level of business they conduct with us. If we are required to change service providers for any reason, including due to any change in or termination of our relationships with these third parties, we may lose sales, experience delays, incur increased costs or otherwise experience impairment to our customer relationships. We cannot guarantee that we will be able to establish alternative relationships on similar terms, without delay or if at all.

We depend on a limited number of single-source suppliers to manufacture certain components of IFP System, which makes us vulnerable to supply shortages and price fluctuations that could negatively affect our business, financial condition and results of operations.

We rely on single-source suppliers for certain components of our IFP System and materials for our other current products. These components and materials are critical and there are no or relatively few alternative sources of supply. These single-source suppliers may be unwilling or unable to supply the necessary materials and components or manufacture and assemble our products reliably and at the levels we anticipate or that are required by the market. While our suppliers have generally met our demand for their products and services on a timely basis in the past, we cannot guarantee that they will in the future be able to meet our demand for their products or our suppliers may decide in the future to discontinue or reduce the level of business they conduct with us. If we are required to change suppliers due to any change in or termination of our relationships with these third parties, or if our suppliers are unable to obtain the materials, they need to produce our products at consistent prices or at all, we may lose sales, experience manufacturing or other delays, incur increased costs or otherwise experience impairment to our customer relationships. We cannot guarantee that we will be able to establish alternative relationships on similar terms, without delay or at all.

Our results may be impacted by changes in foreign currency exchange rates.

Except for limited Forensic Use Only sales, all of our sales are outside of the United States, and a majority of those are denominated in foreign currencies, which exposes us to foreign currency risks, including changes in currency exchange rates. We do not currently engage in any hedging transactions. If we are unable to address these risks and challenges effectively, our international operations may not be successful, and our business could be harmed.

If we fail to retain marketing and sales personnel, or if we fail to increase our marketing and sales capabilities as we grow, or if we fail to develop broad awareness of our products in a cost-effective manner, we may not be able to generate revenue growth.

We have limited experience marketing and selling our products. We currently primarily rely on our direct sales force to sell our products in targeted geographic regions and distributors in certain regions including the United Kingdom, and any failure to maintain and grow our direct sales force will negatively affect our business, financial condition and results of operations. The members of our direct sales force are highly trained and possess substantial technical expertise, which we believe is critical in increasing adoption of our products. The members of our U.K. sales force are at-will employees. The loss of these personnel to competitors, or otherwise, will negatively affect our business, financial condition and results of operations. If we are unable to retain our direct sales force personnel or replace them with individuals of equivalent technical expertise and qualifications, or if we are unable to successfully install such technical expertise in replacement personnel, it may negatively affect our business, financial condition and results of operations.

In order to generate future growth, we plan to continue to expand and leverage our sales and marketing infrastructure to increase the number of customers. Identifying and recruiting qualified sales and marketing personnel and training them on our product, on applicable laws and regulations and on our internal policies and procedures requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive. Our sales force may subject us to higher fixed costs than those of companies with competing techniques or products that utilize independent third parties, which could place us at a competitive disadvantage. It will negatively affect our business, financial condition and results of operations if our efforts to expand and train our sales force do not generate a corresponding increase in revenue, and our higher fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products. Any failure to hire, develop and retain talented sales personnel, to achieve desired productivity levels in a reasonable period of time or timely reduce fixed costs, could negatively affect our business, financial condition and results of operations.

Our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing efforts. We plan to dedicate significant resources to our marketing programs, as we plan to further plan to expand our geographical reach especially in the APAC Region and the North America region. It will negatively affect our business, financial condition and results of operations if our marketing efforts and expenditures do not generate a corresponding increase in revenue. In addition, we believe that developing and maintaining broad awareness of our products in a cost-effective manner is critical to achieving broad acceptance of our products and expanding domestically and internationally.

Our results of operations will be materially harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and manufacture our products based on our estimates of future demand for our solution. Our ability to accurately forecast demand for our solution could be negatively affected by many factors, including our failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our products or products of our competitors, our failure to accurately forecast customer acceptance of new products, unanticipated changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of our brand. Conversely, if we underestimate customer demand for our products, our internal manufacturing team may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and customer relationships. In addition, if we experience a significant increase in demand, additional supplies of raw materials or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, or suppliers or may not be able to allocate sufficient capacity in order to meet our increased requirements, which will negatively affect our business, financial condition and results of operations.

We seek to maintain sufficient levels of inventory in order to protect ourselves from supply interruptions. As a result, we are subject to the risk that a portion of our inventory will become obsolete or expire, which could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

If our facilities become damaged or inoperable, we will be unable to continue to research, develop and supply our products which could negatively affect our business, financial condition and results of operations until we are able to secure a new facility and rebuild our inventory.

We do not have redundant facilities. We perform substantially all of our manufacturing, research and development and back office activity for our IFP products in a single location at our Cambridge facility in the United Kingdom. We store our finished goods inventory at the same facility. Our facilities, equipment and inventory would be costly to replace and could require substantial lead time to repair or replace. The facilities could be harmed or rendered inoperable by natural or man-made disasters, including, but not limited to, earthquakes, flooding, fire and power outages, which may render it difficult or impossible for us to perform our research, development and commercialization activities for some period of time for the IFP System. The inability to perform those activities, combined with the time it may take to rebuild our manufacturing capabilities, inventory of finished product, may result in the loss of customers or harm to our reputation. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and this insurance may not continue to be available to us on acceptable terms, or at all.

Our ability to achieve profitability depends in part on maintaining or increasing our gross margins on product sales which we may not be able to achieve.

A number of factors may adversely impact our gross margins on product sales and services, including:

- lower than expected manufacturing yields of high-cost components leading to increased manufacturing costs;
- shortages of electric components resulting in higher prices or an inability to supply key parts;
- low production volume which will result in high levels of overhead cost per unit of production;
- the timing of revenue recognition and revenue deferrals;
- increased material or labor costs;
- increased service or warranty costs or the failure to reduce service or warranty costs;
- increased price competition;
- variation in the margins across products in a particular period; and
- how well we execute on our strategic and operating plans.

If we are unable to maintain or increase our gross margins on product sales, our results of operations could be adversely impacted, we may not achieve profitability and our stock price could decline.

We cannot accurately predict the volume or timing of any sales of any of our products, making the timing of any associated revenues uncertain and difficult to forecast.

We may be faced with lengthy and unpredictable customer evaluation and approval processes associated with our products. Consequently, we may incur substantial expenses and devote significant management effort and expense in developing customer adoption of our products, which may not result in revenue generation for those products. We must also obtain regulatory clearance or approvals our products in the respective jurisdiction, which is subject to risk and potential delays, and may actually occur. The same risks apply to other tests we may develop based on the IFP System. As such, we cannot accurately predict the volume, if any, or timing of any future sales.
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We expect to rely in part on third-party distributors to effectively distribute our products, if our distributors fail to effectively market and sell the IFP products in full compliance with applicable laws, our operating results and business may suffer.

We will depend in part on qualified distributors for the marketing and selling of our products. We will depend on these distributors' efforts to market our products, yet we will be unable to control their efforts completely. These distributors typically would sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors will comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offering will require significant time and resources. To develop and expand our distribution, we will be required to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to develop or maintain positive relationships with our distributors, including in new markets, fail to manage, train or incentivize these distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, we may not achieve or may have a reduction in revenue and our operating results, reputation and business would be harmed.

Failure in our conventional, online and digital marketing efforts could impact our ability to generate sales.

We intend to engage in conventional marketing strategies and also may utilize online and digital marketing in order to create awareness of the IFP products. Our management believes that using a wide variety of marketing strategies, including online advertisement and a variety of other pay-for-performance methods may be effective for marketing and generating sales of the IFP products, as opposed to relying exclusively on traditional, expensive retail channels. In any event, there is a risk that any or all of our marketing strategies could fail. We cannot predict whether the use of traditional and/or non-traditional retail sales tools, in combination with reliance on healthcare providers to educate our customers about the IFP products, will be successful in effectively marketing the IFP products. The failure of our marketing efforts could negatively impact our ability to generate sales.

As we intend to conduct business internationally, we are susceptible to risks associated with international relationships, which could adversely impact our results of operations and financial condition.

We expect to market, promote and sell our products globally. The international nature of our business requires significant management attention, which could negatively affect our business if it diverts their attention from their other responsibilities. In addition, doing business with foreign customers subjects us to additional risks that companies do not generally face if they operate exclusively within a single jurisdiction. These risks and uncertainties include:

- different regulatory requirements for medical product approvals in foreign countries;
- different standards of care in various countries that could complicate the evaluation of our product candidates;
- different medical product import and export rules;
- different labor laws;
- reduced protection for intellectual property rights in certain countries;
- unexpected changes in tariffs, trade barriers and regulatory requirements;
- different reimbursement systems and different competitive medical products;
- localization of products and services, including translation of foreign languages;
- delivery, logistics and storage costs;
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
- difficulties providing customer services;
- economic weakness, including inflation, or political instability in particular foreign economies and markets;
- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
- compliance with the Foreign Corrupt Practices Act, or the "FCPA," and other anti-corruption and anti-bribery laws;
- foreign taxes, including withholding of payroll taxes;
- foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
- restrictions on the repatriation of earnings;
- workforce uncertainty in countries where labor unrest is more common than in the United States;
- potential liability resulting from development work conducted by third-party foreign distributors; and
- business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, management, communication and integration problems resulting from cultural differences and geographic dispersion.

The occurrence of any or all of these risks could adversely affect our business. In the event that we are unable to manage the complications associated with international operations, our results of operations, financial condition and business prospects could be materially and adversely affected.

If third-party payors do not provide coverage and reimbursement for the use of the IFP products, our business and prospects may be negatively impacted.

Third-party payors, whether governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in certain countries, no uniform policy of coverage and reimbursement for medical device products and services exists among third-party payors. Therefore, coverage and reimbursement for medical device products and services can differ significantly from payor to payor. In addition, payors continually review new technologies for possible coverage and can, without notice, deny coverage for these new products and procedures. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained or maintained if obtained. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. For example, no government in the areas where we market the IFP System has approved reimbursement of the IFP System. If sufficient coverage and reimbursement is not available for our current or future products, in any country where our license operates, the demand for our products and our revenues will be adversely affected.

Non-United States governments often impose strict price controls, which may adversely affect our future profitability.

We intend to seek approval to market and expand the IFP products offerings in the APAC region. If we obtain approval for IFP products in one or more of the jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our products. In some countries, pricing may be subject to governmental control under certain circumstances, which may vary country by country. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of requisite marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical evaluation that compares the cost-effectiveness of our product to other available products. If reimbursement of our products or product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability. Price controls may reduce prices to levels significantly below those that would prevail in less regulated markets or limit the volume of products which may be sold, either of which may have a material and adverse effect on potential revenues from sales of the IFP products. Moreover, the process and timing for the implementation of price restrictions is unpredictable, which may cause potential revenues from the sales of the IFP products to fluctuate from period to period.

The IFP System, including its software and systems, may contain undetected errors, which could limit our ability to provide our products and services and diminish the attractiveness of our service offerings.

The IFP System may contain undetected errors, defects or bugs. As a result, our customers or end users may discover errors or defects in our products, software or systems, or our products, software or systems may not operate as expected. We may discover significant errors or defects in the future that we may not be able to fix. Our inability to fix any of those errors could limit our ability to provide our products and services, impair the reputation of our brand and diminish the attractiveness of our product and service offerings to our customers. In addition, we may utilize third-party technology or components in our products, and we rely on those third parties to provide support services to us. The existence of errors, defects or bugs in third-party technology or components, or the failure of those third parties to provide necessary support services to us, could materially adversely impact our business.

We will rely on the proper function, security and availability of our information technology systems and data to operate our business, and a breach, cyber-attack or other disruption to these systems or data could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation or competitive position.

We will depend on sophisticated software and other information technology systems to operate our business, including to process, transmit and store sensitive data, and our products and services will include information technology systems that collect data regarding patients. We could experience attempted or actual interference with the integrity of, and interruptions in, our technology systems, as well as data breaches, such as cyber-attacks, malicious intrusions, breakdowns, interference with the integrity of our products and data or other significant disruptions. Furthermore, we may rely on third-party vendors to supply and/or support certain aspects of our information technology systems. These third-party systems could also become vulnerable to cyber-attack, malicious intrusions, breakdowns, interference or other significant disruptions, and may contain defects in design or manufacture or other problems that could result in system disruption or compromise the information security of our own systems. Our international operations mean that we are subject to laws and regulations, including data protection and cybersecurity laws and regulations, in many jurisdictions. Furthermore, there has been a developing trend of civil lawsuits and class actions relating to breaches of consumer data held by large companies or incidents arising from other cyber-attacks. Any data security breaches, cyber-attacks, malicious intrusions or significant disruptions could result in actions by regulatory bodies and/or civil litigation, any of which could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation or competitive position. In addition, our information technology systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards, the increasing need to protect patient and customer information, changes in the techniques used to obtain unauthorized access to data and information systems, and the information technology needs associated any new products and services. There can be no assurance that our process of consolidating, protecting, upgrading and expanding our systems and capabilities, continuing to build security into the design of our products, and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future. If our information technology systems, products or services or sensitive data are compromised, patients or employees could be exposed to financial or medical identity theft or suffer a loss of product functionality, and we could lose existing customers, have difficulty attracting new customers, have difficulty preventing, detecting, and controlling fraud, be exposed to the loss or misuse of confidential information, have disputes with customers, physicians, and other health care professionals, suffer regulatory sanctions or penalties, experience increases in operating expenses or an impairment in our ability to conduct our operations, incur expenses or lose revenues as a result of a data privacy breach, product failure, information technology outages or disruptions, or suffer other adverse consequences including lawsuits or other legal action and damage to our reputation.

Our future performance will depend on the continued engagement of key members of our management team, and the loss of one or more of the key members of our management team could have a negative impact on our business.

Our future performance depends to a large extent on the continued services of members of our current management including, in particular, our Chief Executive Officer and Chief Financial Officer. In the event that we lose the continued services of such key personnel for any reason, this could have a material adverse effect on our business, operations and prospects.

If we are not able to attract and retain highly skilled managerial, scientific and technical personnel, we may not be able to implement our business model successfully.

We believe that our management team must be able to act decisively to apply and adapt our business model in the markets in which we will compete. In addition, we will rely upon technical and scientific employees or third-party contractors to effectively establish, manage and grow our business. Consequently, we believe that our future viability will depend largely on our ability to attract and retain highly skilled managerial, sales, scientific and technical personnel. In order to do so, we may need to pay higher compensation or fees to our employees or consultants than we currently expect, and such higher compensation payments would have a negative effect on our operating results. Competition for experienced, high-quality personnel is intense and we cannot assure that we will be able to recruit and retain such personnel. We may not be able to hire or retain the necessary personnel to implement our business strategy. Our failure to hire and retain such personnel could impair our ability to develop new products and manage our business effectively.

If we or our manufacturers fail to comply with applicable regulatory quality system regulations or any applicable equivalent regulations, our proposed operations could be interrupted, and our operating results may be negatively impacted.

We and any third-party manufacturers and suppliers of ours will be required, to the extent of applicable regulation, to follow the quality system regulations of each jurisdiction we will seek to penetrate and also will be subject to the regulations of these jurisdictions regarding the manufacturing processes. If we or any third-party manufacturers or suppliers of ours are found to be in significant non-compliance or fail to take satisfactory corrective action in response to adverse regulatory findings in this regard, regulatory agencies could take enforcement actions against us and such manufacturers or suppliers, which could impair or prevent our ability to produce our products in a cost-effective and timely manner in order to meet customers' demands. Accordingly, our operating results would suffer.

We may be subject to healthcare fraud and abuse laws and regulations which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims and transparency laws. Many international healthcare laws and regulations apply to the medical testing and medical device businesses. We will be subject to certain regulations regarding commercial practices false claims. The federal civil and criminal false claims laws, including the federal civil False Claims Act, which prohibit, among other things, individuals, or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent. Private individuals can bring False Claims Act "qui tam" actions, on behalf of the government and such individuals, commonly known as "whistleblowers," may share in amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the federal civil False Claims Act, the government may impose substantial penalties plus three times the amount of damages which the government sustains because of the submission of a false claim, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs.

If our operations or arrangements are found to be in violation of governmental regulations, we may be subject to civil and criminal penalties, damages, fines and the curtailment of our operations. All of these penalties could adversely affect our ability to operate our business and our financial results.

Product liability suits, whether or not meritorious, could be brought against us due to an alleged defective product or for the misuse of the IFP System. These suits could result in expensive and time-consuming litigation, payment of substantial damages, and an increase in our insurance rates.

If the IFP System or any future diagnostic test based on the IFP System is defectively designed or manufactured, contains defective components or is misused, or if someone claims any of the foregoing, whether or not meritorious, we may become subject to substantial and costly litigation. Misusing our devices or failing to adhere to the operating guidelines or our devices producing inaccurate meter readings could cause significant harm to patients, including death. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. Product liability claims could divert management's attention from our core business, be expensive to defend and result in sizable damage awards against us. While we expect to maintain product liability insurance, we may not have sufficient insurance coverage for all future claims. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and could reduce revenue. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and adversely affecting our results of operations.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are several laws around the world protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. Privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. We may face difficulties in holding such information in compliance with applicable law. If we are found to be in violation of the privacy rules, we could be subject to civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

We could be party to litigation or other legal proceedings that could adversely affect our business, results of operations and reputation.

We may be subject to litigation and other legal proceedings that may adversely affect our business. These legal proceedings may involve claims brought by employees, government agencies, suppliers, shareholders or others through private actions, class actions, administrative proceedings, regulatory actions, or other litigation. These legal proceedings may involve allegations of illegal, unfair or inconsistent employment practices, including wage and hour, employment of minors, discrimination, harassment, wrongful termination, and vacation and family leave laws; data security or privacy breaches; violation of the federal securities laws or other concerns.

We could be involved in litigation and legal proceedings in the future. Even if the allegations against us in future legal matters are unfounded or we ultimately are not held liable, the costs to defend ourselves may be significant and the litigation may subject us to substantial settlements, fines, penalties or judgments against us and may consume management's bandwidth and attention, some or all of which may negatively impact our financial condition and results of operations. Litigation also may generate negative publicity, regardless of whether the allegations are valid, or we ultimately are liable, which could damage our reputation, and adversely impact our sales and our relationship with our employees, clients, and guests.

Changes to U.S. tax laws under the One Big Beautiful Bill Act and potential changes to tariff policies could adversely affect our financial condition and results of operations.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was signed into law, introducing significant amendments to U.S. tax laws, with various provisions taking effect on different dates. Key provisions include changes to bonus depreciation, the treatment of research and development expenditures, interest expense deductibility, and revisions to international tax regimes. Although certain changes may reduce our tax liabilities, others could increase our effective tax rate, impact the timing of our deductions, or alter the value of our deferred tax assets and liabilities. In addition, changes to U.S. trade policy — including the imposition of new tariffs, increases in existing tariffs, or retaliatory measures by other countries — could increase the costs of our raw materials, components, or finished goods, or reduce demand for our products. Such measures could also create volatility in global supply chains, disrupt our sourcing strategies, and adversely affect our competitiveness. The overall effect of the OBBBA and potential changes to tariff policies on our business and financial results will depend on the interpretation of the legislation, future regulatory or trade policy actions, and potential changes in our operations or tax profile. We are continuing to evaluate these risks, and there can be no assurance that their implementation will not materially and adversely affect our financial condition, results of operations, or cash flows.

Risks Related to Product Development and Regulatory Approval or Clearance

The regulatory clearance/approval process which we may be required to navigate may be expensive, time-consuming, and uncertain and may prevent us from obtaining clearance for any product launch by the Company of the IFP products in certain jurisdiction or our any future product.

The IFP products may require regulatory approval in certain jurisdictions to market. To date, we have not received regulatory approval in the United States. The research, design, testing, manufacturing, labelling, selling, marketing and distribution of medical devices are subject to extensive regulation by country-specific regulatory authorities, which regulations differ from country to country. There can be no assurance that, even after such time and expenditures, we will be able to obtain necessary regulatory clearance or approvals for clinical testing or for the manufacturing or marketing of any products. In addition, during the regulatory process, other companies may develop other technologies with the same intended use as our products. We also will be subject to numerous post-marketing regulatory requirements, which may include labelling regulations and medical device reporting regulations, which may require us to report to different regulatory agencies if our devices cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. In addition, these regulatory requirements may change in the future in a way that adversely affects us. If we fail to comply with present or future regulatory requirements that are applicable to us, we may be subject to enforcement action by regulatory agencies, which may include, among others, any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notification, or orders for repair, replacement or refunds;
- voluntary or mandatory recall or seizure of our current or future products;
- imposing operating restrictions, suspension or shutdown of production;
- refusing our requests for clearance or pre-market approval of new products, new intended uses or modifications to the IFP products or future products;
- rescinding clearance or suspending or withdrawing pre-market approvals that have already been granted; and
- criminal prosecution.

The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

Clinical data obtained subsequent to the implementation of the clinical evidence module may not meet the required objectives, which could delay, limit or prevent additional regulatory clearance or approval.

There can be no assurance that we will successfully complete any clinical evaluations necessary to receive regulatory clearance or approvals. The preliminary results that are indicative of the potential performance of the IFP products, data already obtained, or to be obtained in future, from clinical studies do not necessarily predict the results that will be obtained from later clinical evaluations.

We market IFP products as screening devices. The clinical studies undertaken to date may not meet the requirements of certain regulatory bodies for us to market in those jurisdictions. The failure to adequately demonstrate the analytical performance characteristics of the device under development could delay or prevent regulatory clearance or approval of the device, which could prevent or result in delays to market launch and could materially harm our business. There can be no assurance that we will be able to receive approval for any potential applications of our principal technology, or that we will receive regulatory clearances from targeted regions or countries.

We may be unable to complete required clinical evaluations, or we may experience significant delays in completing such clinical evaluations, which could prevent or significantly delay our targeted product launch timeframe and impair our business plan.

The completion of any future clinical evaluations for the IFP products, or other studies that we may be required to undertake in the future for the IFP or other products based on the IFP System could be delayed, suspended or terminated for several reasons, including:

- we may fail to or be unable to conduct the clinical evaluation in accordance with regulatory requirements;
- sites participating in the trial may drop out of the trial, which may require us to engage new sites for an expansion of the number of sites that are permitted to be involved in the trial;
- patients may not enroll in, remain in or complete, the clinical evaluation at the rates we expect; and
- clinical investigators may not perform our clinical evaluation on our anticipated schedule or consistent with the clinical evaluation protocol and good clinical practices.

If our clinical evaluations are delayed it will take us longer to ultimately launch the IFP in certain jurisdictions and generate revenues. Moreover, our development costs will increase if we have material delays in our clinical evaluation or if we need to perform more or larger clinical evaluations than planned.

We are subject to the risk of reliance on third parties to conduct our clinical evaluation work, their inability to comply with good clinical practice and relevant regulation could adversely affect the clinical development of our product candidates and harm our business.

We will depend on independent clinical investigators to conduct our clinical evaluations. Contract research organizations may also assist us in the collection and analysis of data. These investigators and contract research organizations will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time that they devote to products that we develop. If independent investigators fail to devote sufficient resources to our clinical evaluations, or if their performance is substandard, it will delay the approval or clearance and ultimately the market launch of any products that we develop. Further, regulatory bodies require that we comply with standards, commonly referred to as good clinical practice, for conducting, recording and reporting clinical evaluations to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. If our independent clinical investigators and contract research organizations fail to comply with good clinical practice, the results of our clinical evaluations could be called into question and the clinical development of our product candidates could be delayed. Failure of clinical investigators or contract research organizations to meet their obligations to us or comply with applicable regulations could adversely affect the clinical development of our product candidates and harm our business. Moreover, we intend to have several clinical evaluations in order to support our marketing efforts and business development purposes. Such clinical evaluations will be conducted by third parties as well. Failure of such clinical evaluations to meet their primary endpoints could adversely affect our marketing efforts.

Risks Related to Our Intellectual Property

Our success will depend on our ability to obtain, maintain and protect our intellectual property rights.

In order to remain competitive, we must develop, maintain and protect the proprietary aspects of our brands, technologies and data. We rely on a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, trade secret and other intellectual property laws to protect the proprietary aspects of our brands, technologies and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. Our success will depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how and obtaining and maintaining other intellectual property rights by us. We may not be able to obtain or maintain intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage.

In addition, our trade secrets, data and know-how could be subject to unauthorized use, misappropriation, or disclosure to unauthorized parties, despite our efforts to enter into confidentiality agreements with our employees, consultants, clients and other vendors who have access to such information and could otherwise become known or be independently discovered by third parties. Our intellectual property, including trademarks, could be challenged, invalidated, infringed, and circumvented by third parties, and our trademarks could also be diluted, declared generic or found to be infringing on other marks. If any of the foregoing occurs, we could be forced to re-brand our products, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion. Failure to obtain and maintain intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our trademarks, data, technology and other intellectual property and services, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated or otherwise violated.

We rely, in part, on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments we may be required to make in connection the filing, defense and enforcement of any patents or other intellectual property rights. The process of applying for and obtaining a patent is expensive, time consuming and complex, and we may not be able to file, prosecute, maintain, enforce all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. Our patent applications may not result in issued patents and our patents may not be sufficiently broad to protect our technology.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

● any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

● any of our pending patent applications will issue as patents;

● we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;

● we were the first to make the inventions covered by each of our patents and pending patent applications;

● we were the first to file patent applications for these inventions;

● others will not develop similar or alternative technologies that do not infringe our patents; any of our patents will be found to ultimately be valid and enforceable

● any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties

● we will develop additional proprietary technologies or products that are separately patentable; or

● our commercial activities or products will not infringe upon the patents of others.

Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. Issued patents may be challenged, narrowed, invalidated or circumvented. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to us. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office (the "USPTO") and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

Patent terms may not be able to protect our competitive position for an adequate period of time with respect to our current or future technologies.

Patents have a limited lifespan. In the United States, the standard patent term is typically 20 years after filing. Various extensions may be available. Even so, the life of a patent and the protection it affords are limited. As a result, our patent portfolio provides us with limited rights that may not last for a sufficient period of time to exclude others from commercializing products similar or identical to ours. For example, given the large amount of time required for the research, development, testing and regulatory review of medical devices, patents protecting our products might expire before or shortly after they are commercialized.

Extensions of patent term may be available, but there is no guarantee that we would succeed in obtaining any particular extension and no guarantee any such extension would confer patent term for a sufficient period of time to exclude others from commercializing products similar or identical to ours.

Additionally, an extension may not be granted or may be limited where there is, for example, a failure to exercise due diligence during the testing phase or regulatory review process, failure to apply within applicable deadlines, failure to apply before expiration of relevant patents, or some other failure to satisfy applicable requirements. If this occurs, our competitors may be able to launch their products earlier by taking advantage of our investment in development and clinical trials along with our clinical and pre-clinical data. This could have a material adverse effect on our business and ability to achieve profitability.

We may be subject to claims alleging the violation of the intellectual property rights of others, which could involve in lawsuits to protect or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful.

We may face significant expense and liability as a result of litigation or other proceedings relating to intellectual property rights of others. In the event that another party has intellectual property protection relating to an invention or technologies licensed by us, we may be required to participate in an interference proceeding declared by the regulatory authorities to determine priority of invention, which could result in substantial uncertainties and costs for us, even if the eventual outcome was favorable to us. We also could be required to participate in interference proceedings involving intellectual property of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology, to substantially modify it, which could delay or prevent the launch of our products in the market or adversely affect our profitability. The cost to us of any intellectual property litigation, even if resolved in our favor, could be substantial, especially given our early stage of development. A third-party may claim that we are using inventions claimed by their intellectual property and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume significant time and other resources. There is a risk that a court will decide that we are infringing the third-party's intellectual property and will order us to stop the activities claimed by the intellectual property. In addition, there is a risk that a court will order us to pay the other party damages for having infringed their intellectual property. Moreover, there is no guarantee that any prevailing intellectual property owner would offer us a license so that we could continue to engage in activities claimed by the intellectual property, or that such a license, if made available to us, could be acquired on commercially acceptable terms.

As a result of the liquidation of Life Science Biosensor Diagnostics Pty Ltd (LSBD) and the intellectual property rights licensed by the Company from LSBD (the Biosensor IP and intellectual property related to SARS-CoV-2 testing) reverting back to the University of Newcastle, there is a risk of extended delays in negotiating the terms of licensing the intellectual property with the University, or that such negotiations may result in less favorable licensing terms for the Company, or that such negotiations may not be successful, which, in any event, would negatively impact the Company's ability to develop and commercialize the BPT, the Licensed Products or the COV2 Products described in this Annual Report on Form 10-K.

We are party to the BPT License Agreement with LSBD, pursuant to which, among other things, the Company licenses from LSBD certain products and intellectual property related to the biosensor technology used in the Biosensor Platform, which we refer to as the Biosensor IP. The Company also holds a 50% interest in BiosensX (North America) Inc., which has exclusive license to use, make, sell and offer to sell products under the intellectual property rights in connection with the biosensor technology and the glucose/diabetes management field in the United States, Mexico and Canada.

We understand that following the appointment of a liquidator to LSBD on July 21, 2023, the Biosensor IP has reverted back to the University of Newcastle. Following our ongoing discussions with the University, it is the Company's understanding that the University of Newcastle cannot finalize licensing of the Biosensor IP until the liquidation of LSBD is complete. As the timeline for the completion of LSBD's liquidation is unknown, the Company does not expect any updates or finalization of license terms until this occurs. As a result, further development of the BPT has been postponed until we are able to finalize licensing arrangements related to the BPT.

Accordingly, there is an inherent risk of extended delays in negotiating the terms of licensing the Biosensor IP with the University, or that such negotiations may result in less favorable licensing terms for the Company, or that such negotiations may not be successful, which, in any event, would negatively impact the Company's ability to develop and commercialize the BPT or Licensed Products.

These same risks apply to the Company's licensing of intellectual property from LSBD related to the "COV2 Products" described in this Annual Report on Form 10-K, which includes a biosensor strip for antibodies against SARS-CoV-2. For more information regarding our licensing agreements with LSBD and COV2 Products, see "Item 1. Business - Technology License Agreements."

We may be unable to protect or enforce our intellectual property rights, including those licensed to us, which could impair our competitive position.

For our business to be viable and to compete effectively, the proprietary rights with respect to the technologies and intellectual property used in our products must be developed and maintained. We rely primarily on patent protection and trade secrets, as well as a combination of copyright and trademark laws and nondisclosure and confidentiality agreements to protect our technology and intellectual property rights. There are significant risks associated with our ability to protect our intellectual property, including:

- pending intellectual property applications may not be approved or may take longer than expected to result in approval in one or more of the countries in which we operate;

- our intellectual property rights may not provide meaningful protection;

- other companies may challenge the validity or extent of our patents and other proprietary intellectual property rights through litigation, oppositions and other proceedings, which proceedings can be protracted as well as unpredictable;

- other companies may have independently developed (or may in the future independently develop) similar or alternative technologies, may duplicate our technologies or may design their technologies around our technologies or technologies we license;

- enforcement of intellectual property rights is complex, uncertain and expensive, and may be subject to lengthy delays;

- there is an inherent risk of extended delays in negotiating the terms of licensing the Biosensor IP with the University, or that such negotiations may result in less favorable licensing terms for the Company, or that such negotiations may not be successful;

- our ability to enforce our intellectual property protection could be limited by our financial resources; and

- the other risks described in "—Risks Related to Our Intellectual Property."

If any of our patents or other intellectual property rights fail to protect the technologies we use, it would make it easier for our competitors to offer similar products. Any inability on our part to adequately protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

We have limited foreign intellectual property rights and may not be able to protect those intellectual property rights, which means that we may not be able to prevent third parties from practicing our inventions or from selling or importing products made using those inventions.

Our intellectual property rights include intellectual property rights related to the IFP products. We have determined that filing, prosecuting and defending intellectual property rights in all countries globally would be prohibitively expensive, and intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions or from selling or importing products made using our inventions. Competitors may use our technologies in jurisdictions where we have not obtained intellectual property rights to develop their own products and further, may export otherwise infringing products to territories where we have intellectual property protection, but enforcement is not as strong as that in the United States. Policing unauthorized use of proprietary technology is difficult and expensive. The legal systems of certain countries do not favor the enforcement of trade secrets and other intellectual property, particularly those relating to medical device products, which could make it difficult for us to stop the infringement of our intellectual property or marketing of competing products industry of our proprietary rights generally. An adverse determination or an insufficient damage award in any such litigation could materially impair our intellectual property rights and may otherwise harm our business. In addition, some developing countries in the APAC Region have compulsory licensing laws under which an intellectual property owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our intellectual property is infringed or if we are compelled to grant a license to a third-party, which could materially diminish the value of that intellectual property.

We rely on confidentiality agreements that could be breached and may be difficult to enforce, which could result in third parties using our intellectual property to compete against us.

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we or the Licensor employ them, the agreements can be difficult and costly to enforce. Although we seek to enter into these types of agreements with contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with our technology. If a dispute arises, a court may determine that the right belongs to a third-party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we may seek to protect in part by confidentiality agreements with employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

- these agreements may be breached;

- these agreements may not provide adequate remedies for the applicable type of breach;

- our proprietary know-how will otherwise become known; or

- our competitors will independently develop similar technology or proprietary information.

We may be subject to claims challenging the invention of the intellectual property that we use.

We may be subject to claims that former employees, collaborators or other third parties have an interest in intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arising from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. As a result, it is unclear whether and, if so, to what extent employees of ours may be able to claim compensation with respect to our future revenue. We may receive less revenue from future products if any of our employees successfully claim compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

Risks Related to Our Industry

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad. If we fail to obtain and maintain necessary regulatory approvals current IFP products, or if approvals for future products and indications are delayed or not issued, it will negatively affect our business, financial condition and results of operations.

Our proprietary IFP System is subject to extensive regulation in the United States and abroad, including the European Union, our largest market for the IFP System. Government regulations specific to medical devices are wide ranging and govern, among other things:

- Product design, development, manufacture, and release;
- Laboratory, pre-clinical and clinical testing, labeling, packaging, storage and distribution;
- Product safety and efficacy;
- Premarketing clearance or approval;
- Service operations;
- Record keeping;
- Product marketing, promotion and advertising, sales and distribution;
- Post-marketing surveillance, including reporting of deaths or serious injuries and recalls and correction and removals;
- Post-market approval studies; and
- Product import and export.

If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the European Economic Area ("EEA").

The regulatory approval process with FDA in the United States may be an expensive, lengthy and unpredictable process. We may not be able to obtain any necessary clearances or approval or may be unduly delayed in doing so, which will negatively affect our business, financial condition and results of operations. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the product, which may limit the market for product.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

- Our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;
- The disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;
- Serious and unexpected adverse effects experienced by participants in our clinical trials;
- The data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;
- Our inability to demonstrate that the clinical and other benefits of the product outweigh the risks;
- The manufacturing process or facilities we use may not meet applicable requirements; and
- The potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

Furthermore, the FDA and state and international authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by any such agency, which may include any of the following sanctions:

- Adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

- Repair, replacement, refunds, recall or seizure of our products;

- Operating restrictions, partial suspension or total shutdown of production;

- Denial of our requests for regulatory clearance or premarket approval of new products or services, new intended uses or modifications to existing products or services;

- Withdrawal of regulatory clearance or premarket approvals that have already been granted; or

- Criminal prosecution.

If any of these events were to occur, it will negatively affect our business, financial condition and results of operations.

In addition, the medical device and other medical product industries in the APAC Region, where we plan to expand our product offering in the near future are generally subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new products. In addition, the regulatory frameworks in the APAC Region regarding our industry are subject to change. Any such changes may result in increased compliance costs on our business or cause delays in or prevent the successful development or launch of our product candidates in the APAC Region. The regulatory authorities in the countries and territories constituting the APAC Region also may launch investigations of individual companies or on an industry-wide basis. The costs and time necessary to respond to an investigation can be material. Any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in certain countries and territories in the APAC Region or in the region as a whole.

Compliance with environmental laws and regulations could be expensive, and the failure to comply with these laws and regulations could subject us to significant liability.

Our research, development and manufacturing operations including product assembly line at Cambridge, UK involve the use of hazardous substances, and we are subject to a variety foreign environmental laws and regulations relating to the storage, use, handling, generation, manufacture, treatment, discharge and disposal of hazardous substances. Our products may also contain hazardous substances, and they are subject laws and regulations relating to labelling requirements and to their sale, collection, recycling, treatment, storage and disposal. Compliance with these laws and regulations may be expensive and noncompliance could result in substantial fines and penalties. Environmental laws and regulations also impose liability for the remediation of releases of hazardous substances into the environment and for personal injuries resulting from exposure to hazardous substances, and they can give rise to substantial remediation costs and to third-party claims, including for property damage and personal injury. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence, and they tend to become more stringent over time, imposing greater compliance costs and increased risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations, or releases of or exposure to hazardous substances, will not occur in the future or have not occurred in the past, including as a result of human error, accidents, equipment failure or other causes. The costs of complying with environmental laws and regulations, and liabilities that may be imposed for violating them, or for remediation obligations or responding to third-party claims, could negatively affect our business, financial condition and results of operations.

If we or our suppliers fail to comply with The United Kingdom Accreditation Services (UKAS), FDA's Quality System Regulation (QSR) and CE (European Conformity) Markings and other relevant regulations regulation, our manufacturing or distribution operations could be delayed or shut down and our revenue could suffer.

Our manufacturing and design processes for certain of our products and those of certain of our third-party suppliers are required to comply with The United Kingdom Accreditation Services (UKAS), FDA's QSR and CE markings in the European Union. This covers procedures and documentation of the design, testing, production, control, quality assurance, labelling, packaging, storage and shipping of our IFP System. We are also subject to ongoing International Organization for Standardization ("ISO 13485") compliance in all operations, including design, manufacturing, and service, to maintain our CE Mark. In addition, we must engage in extensive recordkeeping and reporting and must make available our facilities and records for periodic unannounced inspections by governmental agencies, including the FDA, state authorities, European Union Notified Bodies and comparable agencies in other countries. If we fail a regulatory inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse regulatory inspection could result in, among other things, a shutdown of our manufacturing or product distribution operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our devices, operating restrictions and criminal prosecutions, any of which would negatively affect our business, financial condition and results of operations. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our product and cause our revenue to decline.

We can provide no assurance that we will continue to remain in compliance with the UKAS, QSR and European Union Notified Bodies. If the FDA, UKAS and European Union of Notified Bodies inspect any of our facilities and discover compliance problems, we may have to cease manufacturing and product distribution until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming and a distraction for management and if we experience a delay at our manufacturing facility, we may be unable to produce our solutions, which will negatively affect our business, financial condition and results of operations.

If we fail to respond quickly to technological or other developments, our products may become uncompetitive and obsolete.

The drug screening and medical testing market may experience rapid technology developments, changes in industry standards, changes in customer requirements, changes in demand, and frequent new product introductions and improvements. If we are unable to respond to these developments, we may lose competitive position, and our other products may become uncompetitive or obsolete, causing our business and prospects to suffer.

In order to compete, we need to adjust, develop, license or acquire new technology on a schedule that keeps pace with technological and other developments and the requirements for products addressing a broad spectrum of needs.

Fluctuation in the value of foreign currencies may have a material adverse effect on your investment.

A substantial portion of our revenues and costs may be denominated in foreign currencies, such as the British Pound, Australian Dollar or Japanese Yen. Any significant change in value of these foreign currencies against the U.S. dollar may materially affect our cash flows, net revenues, earnings and financial position, and the value of, and any dividends payable on, our common stock in U.S. dollars. For example, an appreciation of any such foreign currency against the U.S. dollar would make any new investments or expenditures denominated in the foreign currency costlier to us, to the extent that we need to convert U.S. dollars into the foreign currency for such purposes. Conversely, a significant depreciation of any such foreign currency against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our common stock. If we decide to convert any such foreign currency into U.S. dollars for the purpose of making payments for dividends on our common stock, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the foreign currency would have a negative effect on the U.S. dollar amount available to us. We do not expect to hedge against the risks associated with fluctuations in exchange rates and, therefore, exchange rate fluctuations could have an adverse impact on our future operating results. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We are subject to laws and regulations governing business conduct, which will require us to develop and implement costly compliance programs.

We must comply with a wide range of laws and regulations to prevent corruption, bribery, and other unethical business practices, including the FCPA, anti-bribery and anti-corruption laws in other countries. The creation and implementation of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required. Anti-bribery laws prohibit us, our employees, and some of our agents or representatives from offering or providing any personal benefit to covered government officials to influence their performance of their duties or induce them to serve interests other than the missions of the public organizations in which they serve. Certain commercial bribery rules also prohibit offering or providing any personal benefit to employees and representatives of commercial companies to influence their performance of their duties or induce them to serve interests other than their employers. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice. The SEC is involved with enforcement of the books and records provisions of the FCPA. Compliance with these anti-bribery laws is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the anti-bribery laws present particular challenges in the medical products industries because in many countries, a majority of hospitals are state-owned or operated by the government, and doctors and other hospital employees are considered civil servants. Furthermore, in certain countries, hospitals and clinics are permitted to sell medical devices to their patients and are primary or significant distributors of medical devices. Certain payments to hospitals in connection with clinical studies, procurement of medical devices and other work have been deemed to be improper payments to government officials that have led to vigorous anti-bribery law enforcement actions and heavy fines in multiple jurisdictions, particularly in the United States and China. It is not always possible to identify and deter violations, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In the medical products industries, corrupt practices include, among others, acceptance of kickbacks, bribes or other illegal gains or benefits by the hospitals and medical practitioners from medical device manufacturers, distributors or their third-party agents in connection with the prescription of certain medical devices or disposables. If our employees, affiliates, distributors or third-party marketing firms violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products or other activities involving our products, we could be required to pay damages or heavy fines by multiple jurisdictions where we operate, which could materially and adversely affect our financial condition and results of operations. Our potential customers also may deny access to sales representatives from medical device companies because the potential customers want to avoid the perception of corruption, which could adversely affect our ability to promote our products. As we expand our operations in the APAC Region, we will need to increase the scope of our compliance programs to address the risks relating to the potential for violations of the FCPA and other anti-bribery and anti-corruption laws. Our compliance programs will need to include policies addressing not only the FCPA, but also the provisions of a variety of anti-bribery and anti-corruption laws in multiple jurisdictions, including provisions relating to books and records that apply to us as a public company, and will need to include effective training for our personnel throughout our organization. The creation and implementation of anti-corruption compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required. Violation of the FCPA and other anti-corruption laws can result in significant administrative and criminal penalties for us and our employees, including substantial fines, suspension or debarment from government contracting, prison sentences, or even the death penalty in extremely serious cases in certain countries. The SEC also may suspend or bar us from trading securities on United States exchanges for violation of the FCPA's accounting provisions. Even if we are not ultimately punished by government authorities, the costs of investigation and review, distraction of company personnel, legal defense costs, and harm to our reputation could be substantial and could limit our profitability or our ability to develop or launch our product candidates. In addition, if any of our competitors are not subject to the FCPA, they may engage in practices that will lead to their receipt of preferential treatment from potential customers and enable them to secure business from potential customers in ways that are unavailable to us.

Changes in the economic, political or social conditions or government policies in our target markets could have a material adverse effect on our business and operations.

The economies and societies of certain countries and territories of our target markets, continue to undergo significant change. Adverse changes in the political and economic policies in these countries and territories could have a material adverse effect on the overall economic growth of these countries and territories, which could adversely affect our ability to conduct business in these countries and territories. The governments of these countries and territories continue to adjust economic policies to promote economic growth. Some of these measures may benefit the overall economy but may also have a negative effect on us. As the medical product industry grows and evolves in these countries and territories, the governments may also implement measures to change the structure of foreign investment in this industry. We are unable to predict any such policy changes, any of which could materially and adversely affect our ability to finance or conduct our business in these countries and territories. Any failure on our part to comply with changing government regulations and policies could result in the loss of our ability to develop and launch our product candidates in these countries and territories.

Risks Related to the Ownership of Our Common Stock

The Company may not be able to repay the grant it received from the Australian Government on time.

In the fourth fiscal quarter ended June 30, 2025, upon the end of the project deadline for the construction of a manufacturing facility in Australia, a grant acquittal audit was completed by an independent auditor in relation to the grant received from the Australian Government. Following the grant acquittal audit, an amount of $2,172,108 remains payable to the Australian Government, which is disclosed under liabilities in the balance sheet as of June 30, 2025, as "Accounts payable and accrued expenses". The terms of repayments have not been finalized as of June 30, 2025. Should the Australian government require the payment upfront or the repayment terms are not favorable to the Company, the Company may not be able to repay the liability on time.

If we are unable to maintain compliance with the listing requirements of the Nasdaq Capital Market, our common stock may be delisted from the Nasdaq Capital Market which could have a material adverse effect on our financial condition and could make it more difficult for you to trade in our securities.

Our common stock is listed on the Nasdaq Capital Market, and we are therefore subject to its continued listing requirements, including requirements with respect to the market value of publicly held shares, market value of listed shares, minimum bid price per share, and minimum stockholder's equity, among others, and requirements relating to board and committee independence. If we fail to satisfy one or more of the requirements, we may be delisted from the Nasdaq Capital Market.

We have in the past, and we may again in the future, fail to comply with the continued listing requirements of the Nasdaq Capital Market, which would subject our common stock to being delisted. Delisting from The Nasdaq Capital Market would adversely affect our ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade our securities and may negatively affect the value and liquidity of our common stock. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with the preparation of our financial statements for the years ended June 30, 2024 and June 30, 2025, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The material weaknesses related to the fact that the Company has not yet designed and maintained an effective control environment commensurate with its financial reporting requirements, including (a) that the Company had not yet completed the formally documented policies and procedures with respect to the review, supervision and monitoring of the Company's accounting and reporting functions, (b) the lack of evidence to support the performance of controls and the adequacy of review procedures, including the completeness and accuracy of information used in the performance of controls and (c) we currently have limited accounting personnel and other supervisory resources necessary to adequately execute the Company's accounting processes and address its internal controls over financial reporting.

We have implemented and are in the process of implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including the hiring of additional qualified accounting and finance personnel, enhancing our controls to improve the preparation and review of complex accounting measurements and the application of Generally Accepted Accounting Principles in the United States ("US GAAP" or "GAAP"), and engaging independent experts and outside consultants.

We cannot assure you that the measures we have taken and that we intend to take will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. While we believe that our efforts will enhance our internal control, remediation of the material weaknesses will require further validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, and we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses.

We are obligated to develop and maintain a system of effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may harm investor confidence in our company and, as a result, the value of our common stock.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an "emerging growth company" as defined in the JOBS Act, if we take advantage of the exemptions available to us through the JOBS Act. Even after we cease to be an "emerging growth company," our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting unless we are an accelerated filer or a large accelerated filer (as defined under the Exchange Act). We are in the very early stages of the costly and challenging process of compiling the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. As we transition to the requirements of reporting as a public company, we may need to add additional finance staff. We may not be able to complete our evaluation and testing in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. We may not be able to remediate any material weaknesses in a timely fashion. If we are unable to complete our evaluation and testing, or if we are unable to assert that our internal control over financial reporting is effective, particularly if we have been unable to remediate any material weaknesses identified, or if or our auditors, when required to do so, are unable to express an opinion that our internal controls are effective, investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price.

We are an emerging growth company and currently have limited accounting personnel and other supervisory resources. This can result in a lack of necessary resources to adequately execute our accounting processes and address our internal controls over financial reporting requirements.

The Company is an emerging growth company. Prior to our initial public offering ("IPO"), which we completed in December 2020, the Company was a private corporation with limited accounting personnel and other supervisory resources necessary to adequately execute its accounting processes and address its internal controls over financial reporting requirements. As a result, previously existing internal controls are no longer sufficient, and the Company is in the process of updating these controls. The design and implementation of internal control over financial reporting for the Company's post-IPO has required and will continue to require significant time and resources from management and other personnel.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or products.

Since our inception, our operations have been financed primarily by net proceeds from the sale of our convertible preferred stock and common stock, indebtedness and revenue from the sales of our products. We anticipate our future capital requirements will be substantial and that we will need to raise significant additional capital to fund our operations through equity or debt financing, or some combination thereof. We are currently exploring fundraising opportunities to meet these capital requirements. If we are unable to raise additional funding to meet our operational needs, we will be forced to limit or cease our operations.

In addition to our current capital needs, we regularly consider fundraising opportunities and may decide, from time to time, to raise capital based on various factors, including market conditions and our plans of operation. We may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings. Additional capital may not be available to us on acceptable terms on a timely basis, or at all. If adequate funds are not available, or if the terms of potential funding sources are unfavorable, our business and our ability to develop our technology and our products would be harmed. If we raise additional funds by issuing equity securities, our stockholders may suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities receive any distribution of our corporate assets. We also could be required to seek funds through arrangements with partners or others that may require us to relinquish rights or jointly own some aspects of our technologies or products that we would otherwise pursue on our own.

The market price of our common stock may be significantly volatile.

The market price for our common stock may be significantly volatile and subject to wide fluctuations in response to factors including the following:

● developments prior to commercial sales relating to regulatory approval, manufacturing and distribution of our products;

● actual or anticipated fluctuations in our quarterly or annual operating results;

● changes in financial or operational estimates or projections;

● conditions in markets generally;

- changes in the economic performance or market valuations of companies similar to ours; and

- general economic or political conditions in the United States or elsewhere.

In particular, the market prices for securities of medical device companies have historically been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

- any delay in or the results of our clinical evaluations;

- any delay in manufacturing of our products;

- any delay with the approval for reimbursement for the patients from their insurance companies;

- our failure to comply with regulatory requirements;

- the announcements of clinical evaluation data, and the investment community's perception of and reaction to those data;

- the results of clinical evaluations conducted by others on products that would compete with ours;

- any delay or failure to receive clearance or approval from regulatory agencies or bodies;

- our inability to commercially launch products or market and generate sales of our products,

- failure our products, even if approved for marketing, to achieve any level of commercial success;

- our failure to obtain intellectual property protection for any of our technologies and products or the issuance of third-party intellectual property that cover our proposed technologies or products;

- developments or disputes concerning our product's intellectual property rights;

- our or our competitors' technological innovations;

- general and industry-specific economic conditions that may affect our expenditures;

- changes in market valuations of similar companies;

- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies, or intellectual property;

- failure to adequately manufacture our other products through third parties;

- future sales of our common stock or other securities, including shares issuable upon the exercise of outstanding warrants or otherwise issued pursuant to certain contractual rights;

- period-to-period fluctuations in our financial results; and

- low or high trading volume of our common stock due to many factors, including the terms of our financing arrangements.

In addition, if we fail to reach an important research, development or commercialization milestone or result by a publicly expected deadline, even if by only a small margin, there could be a significant impact on the market price of our common stock. Additionally, as we approach the announcement of anticipated significant information and as we announce such information, we expect the price of our common stock to be volatile and negative results would have a substantial negative impact on the price of our common stock. In some cases, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our business operations and reputation.

We incur significantly increased costs and are subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, and particularly after we are no longer an "emerging growth company," we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the Nasdaq Capital Market and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors' and officers' liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. Furthermore, new or changing laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. Moreover, our executive officers have little experience in operating a United States public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to company with all laws, rules and regulations applicable to United States public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and stock price.

We may have difficulties integrating acquired businesses and as a result, our business, results of operations and/or financial condition may be materially adversely affected.

The success of the acquisition of IFP will depend on, among other things, the combined Company's ability to realize these anticipated benefits from combining the businesses of INBS and IFP. The combined company may fail to realize the anticipated benefits of the acquisition for a variety of reasons, including the following:

- inability to efficiently operate new businesses or to integrate acquired products;
- failure to successfully manage relationships with customers, distributors, and suppliers;
- failure of customers to accept new products or to continue as customers of the combined company;
- potential incompatibility of technologies and systems;
- failure to leverage the increased scale of the combined company quickly and effectively;
- potential difficulties integrating and harmonizing financial reporting systems;
- difficulties in retaining key employees of the acquired business;
- failure of the acquired business to produce the expected value; and
- failure to effectively coordinate sales and marketing efforts to communicate the capabilities of the combined company.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

There have been an increasing number of cyberattacks on companies around the world, which have caused operational failures, compromised sensitive corporate or customer data, and/or resulted in significant financial damages. These attacks have occurred over the internet, through malware, viruses or attachments to e-mails, or through inside actors with access to systems within the organization.

Risk Management and Strategy

We have recently implemented additional security measures as part of an evolving cybersecurity posture and will continue to devote resources to address security vulnerabilities in an effort to prevent cyberattacks and mitigate the damage that could result from such an attack. All employees received cybersecurity training and other education regarding their use of computers, information technology, and sensitive data including specifically how to recognize common attack strategies. As many of our applications are developed and managed by third parties, we are dependent on these providers for many functions including disaster recovery during a disaster or cyber incident. Our goal is to only utilize the most secure and trusted providers for our IT needs. To this end, we are currently reviewing the security credentials and certifications of our key application providers. Our business continuity plans are evaluated against evolving security and service level standards, which includes evaluating those cybersecurity threats associated with our use of key third party service providers.

Our current cybersecurity management strategy consists of utilizing a combination of employee education, preventative controls, detective controls, and periodic cybersecurity testing. Our process and cybersecurity posture will continue to be refined based on the results of periodic cybersecurity assessments conducted internally and with our IT consultants and service providers, as needed. We have recently begun reporting on cybersecurity in reports to the Board of Directors and will continue to do so.

Governance

The Board of Directors is responsible for oversight of cybersecurity risk. Our Chief Financial Officer and Chief Executive Officer are the members of management responsible for managing and assessing our cybersecurity practices and have commenced reporting on such practices and risks. The plan for the future is that they will continue to report to the Board on cybersecurity at least quarterly. Should any cybersecurity threat or incident be detected, our senior management team would timely report such threat or incident to the Board of Directors and provide regular communications and updates throughout the incident and any subsequent investigation, in order that the impact, materiality, and reporting requirements of such incident are appropriately identified and assessed for further necessary or appropriate action to be taken. We believe we are appropriately staffed (as supported by IT consultants and service providers, as needed) to support a healthy cybersecurity posture given our size and scope.

Our Chief Financial Officer, who reports to the Chief Executive Officer, is directly responsible for IT functions and has extensive experience as a chief financial officer, chief operating officer and special projects lead, with expertise in accounting, taxation, business advisory, business risks identification and management and business systems designs across many industries, including the application of IFRS and US GAAP for the life science industry.

To date, there have been no risks identified from cybersecurity threats or previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company. However, despite all of the above aforementioned efforts, a cyberattack, if it occurred, could cause system operational problems, compromise important data or systems or result in an unintended release of confidential information. See "Item 1A. Risk Factors" for additional discussion of cybersecurity risks impacting our Company.

ITEM 2. PROPERTIES.

Our company currently operates out of three strategically located facilities, which cater to different aspects of our business:

Sydney, Australia: We rent an office/warehouse space of approximately 2,080 sq. ft. Our office/warehouse facility serves three fundamental purposes. First, it provides a dedicated office space for our administrative staff, who are responsible for managing and overseeing INBS operations. Second, the facility houses our new Australian sales and marketing team, offering them both office and warehouse space. Third, the location functions as a distribution hub for expanding sales across the Asia-Pacific market, optimizing our logistics and reach in the region.

Cambridge, England: We rent a multifunctional facility in the UK consisting of approximately 11,500 sq. ft, which is integral to our global operations. It houses office space, a warehouse, research and development (R&D), and manufacturing capabilities, catering to the UK market and our global supply needs. Currently, our manufacturing facility can produce up to 90,000 cartridges per month. Our production rate stands at approximately 12,000 cartridges per month, providing ample room for growth in the coming years.

New York City, United States: We have a small, shared office space in New York that accommodates our two US employees, fostering closer collaboration and communication. This location provides a focal point for our global operations and solidifies our presence and commitment to the US market.

We have no immediate plans to upgrade or expand our facilities, given that they are currently adequately meeting our needs. However, we are open to establishing permanent offices for regional heads as required in the future, ensuring that we are well-positioned to adapt and grow as our business evolves.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business. We are not currently engaged in any material legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is traded on The Nasdaq Capital Market under the symbol "INBS".

Holders

As of August 12, 2025, there are approximately 485 holders of record of our common stock. As many of our shares of common stock are held by brokers or other institutions on behalf of shareholders, we are unable to estimate the total number of individual shareholders represented by the record holders.

Dividends

We have not paid any dividends on our common stock to date, and we currently expect that, for the foreseeable future, all earnings (if any) will be retained for the development of our business and no dividends will be declared or paid. In the future, our Board of Directors may decide, at their discretion, whether dividends may be declared and paid, taking into consideration, among other things, our earnings (if any), operating results, financial condition and capital requirements, general business conditions and other pertinent facts, including restrictions imposed by foreign jurisdictions on paying dividends or making other payments to us.

Recent Sales of Unregistered Securities

Other than any sales or arrangements previously reported in the Company's Current Reports on Form 8-K or Quarterly Reports on Form 10-Q, the Company did not sell any unregistered securities during the period covered by this report.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Securities Authorized for Issuance Under Equity Compensation Plans

See "Item 11. Executive Compensation " for information with respect to our compensation plans under which equity securities are authorized for issuance.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

In addition to historical information, this discussion contains forward-looking statements based upon management's current expectations that are subject to risks and uncertainties which may cause our actual results to differ materially from plans and results discussed herein. We encourage you to review the risks and uncertainties discussed in the sections entitled Item 1A. "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" included at the beginning of this Annual Report on Form 10-K.

We caution readers not to place undue reliance on any forward-looking statements made by us, which speak only as of the date they are made. In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and while we believe such information forms a reasonable basis for such. We disclaim any obligation, except as specifically required by law and the rules of the SEC, to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present "contribution margin" and "contribution margin %", which are non-GAAP financial measures. Contribution margin and contribution margin % are presented in the section titled "Contribution Margin (non-GAAP)". We have also included reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with US GAAP. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes. Moreover, presentation of contribution and contribution margin is provided for year-over-year comparison purposes. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

Overview

Intelligent Bio Solutions Inc. and its wholly owned Delaware subsidiary, GBS Operations Inc., were each formed on December 5, 2016, under the laws of the state of Delaware. The Company's Australian subsidiary, Intelligent Bio Solutions (APAC) Pty Ltd, was formed on August 4, 2016, under the laws of New South Wales, Australia and was renamed to Intelligent Bio Solutions (APAC) Pty Ltd on January 6, 2023. On October 4, 2022, INBS acquired Intelligent Fingerprinting Limited ("IFP"), a company registered in England and Wales. The Company's headquarters are in New York, New York.

Intelligent Bio Solutions Inc. is a medical technology company focused on developing and delivering intelligent, rapid, non-invasive testing and screening solutions. The Company operates globally with the objective of providing innovative and accessible solutions that improve the quality of life.

The Company's current product portfolio includes:

- **Intelligent Fingerprinting Platform:** The Company's current active product is the Intelligent Fingerprinting Platform, which consists of the proprietary portable platform that analyzes fingerprint sweat using a one-time cartridge and portable handheld reader. The flagship product from this platform, which is commercially available in certain countries outside of the United States, is the Intelligent Fingerprinting Drug Screening System (the "IFP System" or "IFP Products"), a two-part system that consists of non-invasive, fingerprint sweat-based diagnostic testing products designed to detect drugs of abuse including opiates, cocaine, methamphetamines, benzodiazepines, cannabis, methadone, and buprenorphine. The IFP System comprises a small, tamper-evident drug screening cartridge onto which ten fingerprint sweat samples are collected in under a minute before the portable analysis unit provides an on-screen result in under ten minutes. Samples collected with a confirmatory kit can also be sent to a third-party laboratory service provider for confirmation testing. Customers include safety-critical industries such as construction, transportation and logistics, manufacturing, engineering, drug treatment organizations in the rehabilitation sector, and judicial organizations.

We plan to bring the IFP System to new markets and grow within existing markets concentrating on:

- increasing market share across the United Kingdom and mainland Europe;
- commencing sales and distribution throughout Australia, New Zealand and other countries in the Asia Pacific Region ("APAC Region"), and establishing the infrastructure and satisfying the regulatory requirements needed to do so;
- continue to work on 510(k) pre-market notification submitted on December 2024 for expansion into United States markets that require FDA clearance, followed by the planned initial launch of our opiate test system for codeine and then for additional drugs following such additional FDA clearance as may be required
- initiating research aimed at broadening the capabilities of the IFP System to test for additional drugs and indications, facilitating the expansion of the platform into point-of-care medical testing;
- expanding the IFP System into new customer segments, including major sporting organizations, law enforcement, and commercial airlines; and
- developing a strategic network of distributors with established customer bases throughout the APAC Region, Europe and North America to distribute the IFP Products.

- **Biosensor Platform**: Under the terms of an Amended and Restated License Agreement dated September 12, 2019 (the "BPT License Agreement"), between the Company and Life Science Biosensor Diagnostics Pty Ltd ("LSBD" or "Licensor"), the Company held an exclusive license in the Asia Pacific Region ("APAC Region") to the Licensor's proprietary rights to the biosensor technology (the "Biosensor IP") used in the biosensor platform we refer to as the Biosensor Platform Technology ("BPT"), or simply the "Biosensor Platform". This platform consists of a small, printable modified organic thin-film transistor strip designed to detect multiple biological analytes by substituting the top enzyme layer of the biosensor to suit each analyte. We refer to products that use the BPT as the "Licensed Products". This platform technology has the potential to develop a range of Point of Care Tests. We understand that following the appointment of a liquidator to LSBD on July 21, 2023, the Biosensor IP we licensed from LSBD has reverted back to the University of Newcastle. Following our ongoing discussions with the University, it is the Company's understanding that the University of Newcastle cannot finalize licensing of the Biosensor IP until the liquidation of LSBD is complete. As the timeline for the completion of LSBD's liquidation is unknown, the Company does not expect any updates or finalization of any license terms until this occurs. As a result, further development of the BPT has been postponed until we are able to finalize licensing arrangements related to the BPT.

Results of Operations

Comparison of the Years Ended June 30, 2025 and 2024

| | Year Ended June 30, | |
	2025	2024
Revenue	$ 3,052,532	$ 3,111,781
Cost of revenue (exclusive of amortization shown separately below)	(1,805,673)	(1,686,155)
Gross profit	1,246,859	1,425,626
Other income		
Government support income	816,901	424,776
Operating expenses		
Selling, general and administrative expenses	(8,883,917)	(9,258,496)
Development and regulatory approval expenses	(2,396,513)	(1,673,806)
Depreciation and amortization	(1,207,875)	(1,201,274)
Impairment of long-lived assets	(220,062)	-
Total operating expenses	(12,708,367)	(12,133,576)
Loss from operations	(10,644,607)	(10,283,174)
Other income (expense), net		
Interest expense	(60,890)	(167,140)
Realized foreign exchange loss	(911)	(1,178)
Fair value gain on revaluation of financial instrument	-	175,738
Interest income	101,522	84,822
Total other income, net	39,721	92,242
Net loss	(10,604,886)	(10,190,932)
Net loss attributable to non-controlling interest	(36,153)	(34,173)
Net loss attributable to Intelligent Bio Solutions Inc.	$ (10,568,733)	$ (10,156,759)
Other comprehensive income (loss), net of tax		
Foreign currency translation gain (loss)	384,670	(137,118)
Total other comprehensive income (loss)	384,670	(137,118)
Comprehensive loss	(10,220,216)	(10,328,050)
Comprehensive loss attributable to non-controlling interest	(36,153)	(34,173)
Comprehensive loss attributable to Intelligent Bio Solutions Inc.	(10,184,063)	(10,293,877)
Net loss per share, basic and diluted	$ (2.00)	$ (6.38)
Weighted average shares outstanding, basic and diluted	5,273,643	1,592,746

Results of Operations:

Comparison of the Years Ended June 30, 2025, and 2024

Revenue

Sales of goods

Revenue from sales of goods decreased by $59,249 to $3,052,532 from $3,111,781 for the year ended June 30, 2025, compared to same period in 2024. This decrease is mainly due to instability in the construction sector in our primary market, the UK which has resulted in the lower number of readers being sold during the period.

Revenue from IFP Products relates to the sale of readers, cartridges and accessories and is summarized as follows:

		Year Ended June 30,		
		2025		**2024**
Sales of goods - cartridges	$	1,762,153	$	1,549,409
Sales of goods - readers		711,737		938,897
Other sales		578,642		623,475
Total revenue	$	3,052,532	$	3,111,781

Cost of revenue

Cost of revenue increased by $119,518 to $1,805,673 from $1,686,155 for the year ended June 30, 2025, compared to same period in 2024. The increase in cost of revenue is mainly due to an increase in direct labor cost due to annual salary revision for direct manufacturing labor during the fourth quarter of fiscal 2025 and direct overhead costs. The following table shows the composition of cost of revenue.

Cost of revenue

		Year Ended June 30,		
		2025		**2024**
Direct material cost	$	923,251	$	1,017,218
Direct labor cost		834,231		646,246
Direct overhead cost		48,191		22,691
Total cost of revenue (exclusive of amortization)	**$**	**1,805,673**	**$**	**1,686,155**

Gross profit

		Year Ended June 30,		
		2025		**2024**
Revenue	$	3,052,532	$	3,111,781
Direct material cost		(923,251)		(1,017,218)
Direct labor cost		(834,231)		(646,246)
Direct overhead cost		(48,191)		(22,691)
Cost of revenue		(1,805,673)		(1,686,155)
Gross profit	$	1,246,859	$	1,425,626
Gross profit margin		40.85%		45.81%

Gross profit decreased by $178,767 to $1,246,859 from $1,425,626 for the year ended June 30, 2025, compared to same period in 2024. The gross profit margin decreased by 4.96% due to an increase in direct labor costs due to additional head counts, increase in minimum wages of factory staff by 8.90% year-on-year and direct overhead costs.

Contribution margin (non-GAAP)

		Year Ended June 30,		
		2025		**2024**
Revenue	$	3,052,532	$	3,111,781
Direct material cost		(923,251)		(1,017,218)
Contribution margin (non-GAAP)	$	2,129,281	$	2,094,563
Contribution margin % (non-GAAP)		69.75%		67.31%

Contribution margin (non-GAAP)

Contribution margin, which is a non-GAAP measure of our financial performance, increased by $34,718 to $2,129,281 from $2,094,563 for the year ended June 30, 2025, compared to same period in 2024. The contribution margin improved by approximately 2.44% due to improved production efficiency and sales mix, as the sales of high margin cartridges continue to increase as a proportion of the total revenue.

Reconciliation of contribution margin (non-GAAP)

	Year Ended June 30,	
	2025	**2024**
Revenue (GAAP)	$ 3,052,532	$ 3,111,781
Less: Cost of revenue (exclusive of amortization) (GAAP)	(1,805,673)	(1,686,155)
Gross Profit (GAAP)	$ 1,246,859	$ 1,425,628
Add: Direct labor cost	834,231	646,246
Add: Direct overhead cost	48,191	22,691
Contribution margin (non-GAAP)	$ 2,129,281	$ 2,094,565
Contribution margin % (non-GAAP)	69.75%	67.31%

Government support income

Government support income in the United Kingdom and Australia geographic segments increased by $392,125 to $816,901 from $424,776 for the year ended June 30, 2025, compared to same period in 2024. This increase was primarily attributable to the Company's investment in qualifying research and development expenditures for research and development government subsidies and unwinding of the grant income in the fourth fiscal quarter of FY 2024-25 upon the completion of the grant acquittal audit.

The grant support income is primarily attributable to INBS's subsidiary companies recognizing an R&D tax refund as the Company believes there is a reasonable assurance that the certain amount will be recovered in full through future claims (see Note 3 to our consolidated financial statements appearing elsewhere in our Annual Report on Form 10-K for further information and disclosures relating R&D tax refund).

Operating expenses

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $374,579 to $8,883,917 from $9,258,496 for the year ended June 30, 2025, compared to the same period in 2024. This decrease is primarily due to a decrease in legal, insurance, and general overhead costs offset by an increase in advertising, marketing and travel costs.

As the Company's operating activities increase, we expect its selling, general and administrative expenses will include additional costs in overhead contribution, consultancy, as well as an increase in employee-related costs associated with a higher headcount. We aim to increase our cost efficiency as we streamline the business and implement changes, delivering increased value for investors.

Development and regulatory approval expenses

Development and regulatory approval expenses increased by $722,707 to $2,396,513 from $1,673,806 for the year ended June 30, 2025, compared to the same period in 2024. This increase is primarily driven by the increased expenditure on R&D activities as the Company undertook multiple clinical trials and filed for FDA 510 (k) clearance.

During the year ended June 30, 2025, the Company partnered with CenExel Research, a third party Clinical Research Organization (CRO), and completed a method comparison clinical study on its IFP System.

We expect development and regulatory expenses to increase in future periods, as the Company aims to conduct future studies for additional drugs of abuse.

Depreciation and amortization

Depreciation and amortization increased by $6,601 to $1,207,875 from $1,201,274 for the year ended June 30, 2025, compared to same period in 2024. This increase is mainly due to the fluctuation in the foreign exchange rate for conversion of the account balances.

Impairment of long-lived assets

The Impairment of long-lived assets increased by $220,062 to $220,062 from $0 for the year ended June 30, 2025, compared to the same period in 2024. The increase is mainly due to the impairment of construction in progress (CIP) assets. Refer to Note 7 of financial reports for details.

Other income and expenses

Interest expense

Interest expense decreased by $106,250 to $60,890 from $167,140 for the year ended June 30, 2025, as compared to the same period in 2024. This decrease was attributable to the reduction of the interest recorded for leased assets and notes payable as the leases are nearing its termination date.

Realized foreign exchange loss

Realized foreign exchange loss decreased by $267 to $911 from $1,178 for the year ended June 30, 2025, compared to the same period in 2024. This decrease was largely attributable to favorable exchange rates while settling transactions in currencies other than its functional currencies.

Fair value gain on revaluation of financial instruments

The fair value gain decreased by $175,738 to $0 from $175,738 for the year ended June 30, 2025, as compared to the same period in 2024. This decrease is due to the revaluation gain on contingent consideration for holdback Series C Preferred Stock resulting from the acquisition of IFP. The holdback Series C Preferred Stock shares were converted into common stock in October 2023. There was no fair value revaluation gain or loss on financial instruments for the year ended June 30, 2025.

Interest income

Interest income increased by $16,700 to $101,522 from $84,822 for the year ended June 30, 2025, as compared to the same period in 2024. This increase was attributable to funds received from capital raising activities, which contributed to the balance on which interest was earned.

Income tax (expense) benefit

There was no income tax expense for the years ended June 30, 2025, and 2024, respectively, as the Company has established a full valuation allowance for all its deferred tax assets.

The One Big Beautiful Bill Act (the "OBBBA"), signed into law on July 4, 2025, introduces amendments to U.S. tax laws with various effective dates. Key tax-related provisions of the OBBBA include changes to bonus depreciation, research and development expenditures, interest expense deductibility, and revisions to international tax regimes. The Company is currently assessing the future implications of these tax law changes.

Other comprehensive income (loss)

Foreign currency translation gain (loss)

Unrealized foreign currency translation gain increased by $521,788 to a gain of $384,670 from a loss of $137,118 for the year ended June 30, 2025, compared to the same period in 2024. This is due to the favorable exchange rate calculated based on the Company's unsettled transactions in currencies other than its functional currency and translation of assets and liabilities of foreign subsidiaries in reporting currency.

Net loss attributable to INBS

Net loss attributable to INBS increased by $411,974 to $10,568,733 from $10,156,759 for the year ended June 30, 2025, compared to the same period in 2024.

This increase is primarily driven by increase in development and regulatory approval expenses as the Company ran multiple clinical trials for submission to the FDA and impairment of the available for sale assets during the year.

Liquidity and Capital Resources

We use working capital and cash measures to evaluate the performance of our operations and our ability to meet our financial obligations. We define Working Capital as current assets less current liabilities. This measure should not be considered in isolation or as a substitute for any standardized measure under US GAAP. This information is intended to provide investors with information about our liquidity. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Since our inception, we have financed our operations primarily though proceeds from public offerings and private placements of equity securities, existing trade and shareholder financing arrangements, and the incurrence of debt. As of June 30, 2025, we had $1,019,909 in cash and cash equivalents and working capital deficit of $1,212,419.

At the Market (ATM) Offering - On September 18, 2024, the Company entered into an At The Market Offering Agreement (the "ATM Agreement") with Ladenburg Thalmann & Co. Inc. ("Ladenburg"). Pursuant to the terms of the ATM Agreement, the Company may sell from time to time through Ladenburg, as sales agent and/or principal, shares of the Company's common stock, with an aggregate sales price of up to $3.0 million. On March 11, 2025, the Company filed a prospectus supplement (the "2025 ATM Supplement") to the ATM Prospectus (defined below) in connection with the offer, sale, and issuance of additional shares. During the period between September 18, 2024, through to June 30, 2025, the Company raised approximately $2,251,540 (net of commissions of approximately $69,637 paid to Ladenburg) through the sale and issuance of 1,434,659 shares of Company common stock pursuant to the ATM Agreement. During the three months ended June 30, 2025, the Company raised approximately $765,201 (net of commissions of approximately $23,666 paid to Ladenburg) through the sale and issuance of 514,296 shares of Company common stock pursuant to the ATM Agreement. Any sale of shares pursuant to the ATM Agreement are made under the Company's effective "shelf" registration statement on Form S-3 (File No. 333-264218), which became effective on April 20, 2022, and included base prospectus, and under the related prospectus supplement (the "ATM Prospectus") filed with the SEC, dated September 18, 2024, as supplemented by the 2025 ATM Supplement filed with the SEC on March 11, 2025.

February Offering - On February 20, 2025, the Company entered into an underwriting agreement with Ladenburg, as representative (the "February Representative") for the underwriters named in Schedule 1 thereto (collectively, the "February Underwriters") relating to an underwritten public offering of 1,304,348 shares of the Company's common stock. The public offering price for each share was $2.00 per share and the February Underwriters agreed to purchase 1,304,348 shares (the "February Offering"). The Company granted the February Underwriters a 45-day option to purchase an additional 195,652 shares of common stock at the public offering price of $2.00 per share, less the underwriting discounts and commissions. On February 20, 2025, the February Representative fully exercised the over-allotment option to purchase an additional 195,652 shares of common stock. All of the shares were sold by the Company. The February Offering closed on February 21, 2025. As a result of the over-allotment option being exercised in full, the Company raised approximately $2,645,000 (net of underwriting discounts and commissions of approximately $355,000).

The Company expects that its cash and cash equivalents as of June 30, 2025, may be insufficient to allow the Company to fund its current operating plan through at least the next twelve months from the issuance of these consolidated financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of at least one year from the date these consolidated financial statements are issued. Accordingly, the Company will be required to raise additional funds during the next 12 months. For more information regarding the repayment of a grant the Company received from the Australian Government, see "Item 1A. Risk Factors - The Company may not be able to repay the grant it received from the Australian Government on time."

However, there can be no assurances that we will be able to raise such capital on acceptable terms, or at all. Failure to generate sufficient revenues or raise additional capital through debt or equity financing, or through collaboration agreements, strategic alliances or marketing and distribution arrangements, could have a material adverse effect on our ability to meet our long-term liquidity needs and achieve our intended long-term business plan. Our failure to obtain such funding when needed could create a negative impact on our stock price or could potentially lead to a reduction in our operations or the failure of our Company. Accordingly, these factors raise substantial doubt about the Company's ability to continue as a going concern unless it can successfully raise additional capital.

Extended Transition Period for "Emerging Growth Companies"

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

Off-Balance Sheet Arrangements

As of June 30, 2025, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that impact the amounts reported in our consolidated financial statements and accompanying notes that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Note 3 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K, and incorporated herein by reference, describes the Company's accounting policies. The following discussion should be read in conjunction with Note 3, as it presents uncertainties involved in applying the accounting policies and provides insight into the quality of management's estimates and variability in the amounts recorded for these critical accounting estimates. While all accounting policies impact the consolidated financial statements, certain policies may be viewed to be critical. Management believes that the accounting policies which involve more significant judgments and estimates used in the preparation of our consolidated financial statements include research and development tax refunds.

We believe our most critical accounting policies and estimates relate to the following:

Revenue recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by delivering the promised goods or service deliverables to the customers. A good or service deliverable is transferred to a customer when, or as, the customer obtains control of that good or service deliverable.

Grant income

Accounting for the grant income does not fall under ASC 606, *Revenue from Contracts with Customers*, as the Australian Government will not benefit directly from our manufacturing facility. As there is no authoritative guidance under US GAAP on accounting for grants to for-profit business entities, we applied International Accounting Standards 20 ("IAS 20"), *Accounting for Government Grants and Disclosure of Government Assistance* by analogy when accounting for the Australian Government grant to the Company.

The Australian Government grant proceeds, which will be used to reimburse construction costs incurred, meet the definition of grants related to assets as the primary purpose for the payments is to fund the construction of a capital asset. Under IAS 20, government grants related to assets are presented in the statement of financial position either by setting up the grant as deferred income that is recognized in the statement of operation on a systematic basis over the useful life of the asset or by deducting the grant in arriving at the carrying amount of the asset. Either of these two methods of presentation of grants related to assets in financial statements are regarded as acceptable alternatives under IAS 20. The Company has elected to record the grants received initially as deferred income and deducting the grant proceeds received from the gross costs of the assets or construction in progress ("CIP") and the deferred grant income liability.

In the fourth fiscal quarter of 2025, upon the end of the project deadline for the construction of a manufacturing facility in Australia, a grant acquittal audit was completed by an independent auditor in relation to the grant received from the Australian Government. The amounted owed to the Australian Government was determined as $2,172,108, which is disclosed under liabilities in the balance sheet as of June 30, 2025, as "Accounts payable and accrued expenses".

A total of $271,780 and $0 deferred grant income was recognized within other income during the year ended June 30, 2025 and 2024 respectively.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost comprises direct materials and, where applicable, other costs that have been incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. General market conditions, as well as the Company's research activities, can cause certain of its products to become obsolete. The Company writes down excess and obsolete inventories based upon a regular analysis of inventory on hand compared to historical and projected demand. The determination of projected demand requires the use of estimates and assumptions related to projected sales for each product. These write downs can influence results from operations.

Impairment of Long-lived Assets

Long-lived assets consist of property and equipment, right-of-use assets and other intangible assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of impairment is calculated as the difference between the carrying value and fair value of the asset.

In the fourth fiscal quarter ended June 30, 2025, upon the completion of the project deadline for the construction of a manufacturing facility in Australia, the construction in progress assets acquired specifically for the manufacturing facilities were evaluated for alternative uses. It was determined that these assets had no alternative use to the Company. Consequently, management concluded this event to be an indicator of impairment and initiated an assessment for impairment in accordance with ASC 360, Property, Plant, and Equipment. As part of this assessment, management decided to dispose these assets and obtained offers from interested third parties. The Company determined the fair value of the construction in progress using the market approach and concluded that the carrying value of the assets exceeded the fair value. Therefore, the Company recognized an impairment loss of $220,062 during the fiscal year ended June 30, 2025. There was no impairment loss recognized during the fiscal year ended June 30, 2024.

R&D Tax Refund

The Company measures the research and development grant income and receivable by calculating the time spent by employees and costs incurred to external service providers on eligible research and development activities. The research and development tax refund receivable is recognized as the Company believes that there is a reasonable assurance the amount will be recovered in full through future claims.

Intellectual property acquired for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) are expensed in research and development costs at the time the costs are incurred.

In certain circumstances, the Company may be required to make advance payments to vendors for goods or services that will be received in the future for use in R&D activities. In such circumstances, the non-refundable advance payments are deferred and capitalized, even when there is no alternative future use for the R&D, until the related goods or services are provided. In circumstances where amounts have been paid in excess of costs incurred, the Company records a prepaid expense.

Recently issued Accounting Pronouncements

For the impact of recently issued accounting pronouncements on the Company's consolidated financial statements, see Note 3 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K and incorporated herein by reference.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements required pursuant to this item are included in Part IV, Item 15 of this Annual Report on Form 10-K, beginning on page F-1, and incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer and Principal Financial and Accounting Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures as of June 30, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting discussed below.

Notwithstanding this conclusion, we believe that our consolidated financial statements and other information contained in this annual report on Form 10-K present fairly, in all material respects, our business, financial condition and results of operations for the periods presented.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a -15(f) under the Exchange Act. Our internal control was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognizes that any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2025, based on the Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was not effective as of June 30, 2025, due to the material weaknesses described below.

Material Weakness

In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2025, management identified material weaknesses in control environment, risk assessment, control activities, information and communication and monitoring. Specifically, the material weaknesses identified relate to the fact that the Company has not yet designed and maintained an effective control environment commensurate with its financial reporting requirements, including (a) has not yet completed formally documenting policies and procedures with respect to review, supervision and monitoring of the Company's accounting and reporting functions, (b) lack of evidence to support the performance of controls and the adequacy of review procedures, including the completeness and accuracy of information used in the performance of controls and (c) we have limited accounting personnel and other supervisory resources necessary to adequately execute the Company's accounting processes and address its internal controls over financial reporting.

Ongoing Remediation Plan

Management is committed to continuing the steps necessary to remediate the control deficiencies that constituted the above material weaknesses. We made the following enhancements and continue to make progress to enhance our control environment:

● We added accounting and finance personnel to provide additional individuals to allow for segregation of duties in the preparation and review of schedules, calculations and journal entries that support financial reporting, to provide oversight, structure and reporting lines to provide additional review over our disclosures. We have also commenced the implementation of the new accounting system which aids in reducing these control deficiencies;

● We enhanced our controls to improve the preparation and review of complex accounting measurements, the application of US GAAP to significant accounts and transactions and our financial statement disclosures;

● We engage independent experts when complex transactions are entered into;

● We have recruited and plan to recruit additional financial reporting and accounting personnel with adequate knowledge of US GAAP and SEC rules;

● We are in the process of engaging outside consultants to assist us in our evaluation of the design, implementation and documentation of internal controls that address the relevant risks, to provide appropriate evidence of performance of our internal controls (including completeness and accuracy procedures); and

● We completed the implementation of new accounting system for Intelligent Bio Solutions Inc. and Intelligent Bio Solutions APAC that will enhance our internal controls by improving efficiency, accuracy, and reliability in financial reporting and data management. Additionally, we have also commenced implementing new accounting system for our subsidiary Intelligent Fingerprinting Limited and have planned to complete it by the third quarter of fiscal 2026.

Under the direction of the Audit Committee of our board of directors, management will continue to take measures to remediate the material weaknesses. As such, we will continue to enhance corporate oversight over process-level controls and structures to ensure that there is an appropriate assignment of authority, responsibility and accountability to enable remediation of our material weakness.

As we continue to evaluate, and work to improve, our internal control over financial reporting, management may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary.

Changes in Internal Control Over Financial Reporting

Other than the ongoing remediation effort, described above, there have been no changes to the Company's internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d 15(f) under the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitation on the Effectiveness of Internal Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

ITEM 9B. OTHER INFORMATION.

During the three-months ended June 30, 2025, none of the Company's directors or executive officers has adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (each as defined in Item 408 of Regulation S-K under the Securities Exchange Act of 1934, as amended).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Board of Directors

The current number of directors on our Board of Directors (the "Board") is four. Under our Amended and Restated Bylaws, the number of directors on our Board will not be less than one, nor more than ten, and is fixed, and may be increased or decreased by resolution of the Board. There are no family relationships among any of our directors or executive officers.

Our business is managed under the direction of our Board, which currently consists of the individuals listed below:

Director	Age[+]	Position(s) with the Company	Director Since
Steven Boyages*	68	Chairman of the Board (Nominating and Corporate Governance Committee Chair) Former Interim Chief Executive Officer (October 29, 2021 – October 26, 2022)	July 2020
Jonathan S. Hurd*	55	Director, (Compensation Committee Chair)	April 2018
Jason Isenberg*	52	Director	October 2022
Nicola Fraser*	49	Director, (Audit Committee Chair)	June 2024

[+] As of August 12, 2025

* Independent

Steven Boyages MB MS BS PhD

Dr. Steven Boyages, 68, is a practicing clinician in diabetes and endocrinology with more than 30 years' experience in medicine, including multiple executive positions. Dr Boyages held the position of Interim Chief Executive Officer of the Company for less than one year, from October 29, 2021, to October 26, 2022. Dr. Boyages also previously held the position of Chief Executive of the Sydney West Area Health Service (SWAHS) from February 2002 to May 2011, which is now known as Western Sydney Local Health District, covering a population of approximately 1.2 million people, SWAHS employed more than 15,000 staff and had a gross operating budget of $2 billion, managing $1.6 billion worth of assets. Dr. Boyages has also served as Medical Director for eHealth New South Wales and was the founding Chief Executive of the Clinical Education and Training Institute (CETI) New South Wales, Australia, set up to ensure the development and the delivery of clinical education and training across the NSW public health system. Previous to this, Dr. Boyages was the Director of Diabetes and Endocrinology at Westmead Hospital, from February 1990 to December 1999. During this time, Dr. Boyages' major achievements were to define the pathophysiology of thyroid hormone deficiency on brain development secondary to iodine deficiency; to develop prevention strategies in iodine deficient communities in China, India, Indonesia and Northern Italy; to define the impact of Growth Hormone excess and deficiency in adults and to develop innovative population health models of care for people with diabetes. Dr. Boyages continues an active research career in a range of fields, but mostly in the pursuit of better models of chronic disease prevention and management. Dr. Boyages was the founding director of the Centre for Research and Clinical Policy in NSW Health in 1999, during which time he established the Priority Health Programs (receiving $15 million in funding per annum), doubled the Research Infrastructure Grants Program, established the Quality Branch of NSW Health and was appointed as Clinical Advisor to the Director General to implement the Government Action Plan for Health Reform. Additionally, Dr. Boyages was instrumental in establishing and securing funding for the NSW biotechnology strategy, BioFirst, a $150 million investment. We believe that Dr. Boyages is well-qualified to serve on our Board of Directors due to his medical expertise and research and development experience. He also has extensive experience in financial management, board and corporate governance, government relations and regulatory affairs.

Jonathan S. Hurd, CAMS

Mr. Hurd, 54, has been a member of our Board of Directors since April 2018 and chairs the Company's Compensation Committee. He previously served as our Chairman of the Board from August 2018 to November 2019. Mr. Hurd has expertise in broker-dealer and investment advisory regulations and is well versed in FINRA and SEC rules and regulations. Mr. Hurd has served as Founder and CEO at Asgard Regulatory Group, or "Asgard," since founding the firm in 2008. Asgard provides consulting, advisory and risk management services to broker-dealer, investment adviser, hedge funds, private equity, and banking clients both domestically and abroad. Prior to starting Asgard, Mr. Hurd was the Chief Compliance Officer for several financial institutions. His experience involved full-service broker-dealers, investment advisory firms, bank-broker-dealers and mortgage-backed securities. Mr. Hurd also served on the Board of Directors for many of these companies. Prior to working at these financial institutions, Mr. Hurd was a Supervisor of Examiners at FINRA, previously NASD, in the New York District Office. While with FINRA, he supervised routine examinations of FINRA member firms, and conducted large-scale enforcement cases jointly with the Justice Department and Federal Bureau of Investigations. Mr. Hurd also assisted the District Office with its ongoing training of new examiners. In addition, from 2005 to 2011, Mr. Hurd was a Senior Adjunct Professor in the Townsend School of Business at Dowling College, where he instructed MBA students in matters relating to the United States securities markets and financial institutions. He was responsible for introducing students to the subjects of financial derivatives, foreign stock exchange, hedge transactions and risk management. Mr. Hurd is also a Certified Anti-Money Laundering Specialist (CAMS) and holds the Series 7, 14, 24, 27, 53, 57, 63, 79 and 99 licenses as well as his NYS Life and Health Insurance licenses. We believe Mr. Hurd is well-qualified to serve on our Board of Directors due to his substantial experience in corporate finance, his expertise in the regulation and functioning of securities markets and his widespread relationships in the financial industry.

Jason Isenberg

Mr. Isenberg, 52, has been a member of our Board since October 2022. Mr. Isenberg currently serves as Assistant General Counsel for RFA Management Company, LLC in Atlanta, Georgia, where he advises a large, endowment-style portfolio of affiliated companies, trusts and foundations and their respective managers, shareholders and boards in matters including corporate governance, corporate and real estate transactions, business operations, employment law and risk mitigation, a position he has held since 2006. Jason is recognized for having successfully negotiated investment and corporate transactions totaling over $1,000,000,000. Jason's prior experience includes working with and for several global law firms, focusing on areas of construction and mass-tort litigation. Mr. Isenberg holds a Bachelor of Arts from the University of Maryland and his Juris Doctor from New England Law in Boston. We believe Mr. Isenberg is well-qualified to serve on our Board of Directors due to his substantial experience in investments and corporate transactions.

Nicola Fraser

Nicola Fraser, age 49, has been a member of our Board of Directors since June 7, 2024, and chairs the Company's Audit Committee. Ms. Fraser is currently the Managing Partner of NextKey Services LLC ("NextKey"), a financial consulting company she co-founded in 2019 that advises high-growth companies on strategic financial matters. From 2015 to 2018, prior to founding NextKey, Ms. Fraser served as Executive Director – Finance, Regulatory Capital at JP Morgan Chase. While at JP Morgan Chase and in her previous senior executive positions at Fannie Mae and Deloitte, she led significant financial transformations and regulatory compliance initiatives. Ms. Fraser is an active CPA, licensed in Texas, and holds an AICPA Chartered Global Management Accountant (CGMA) designation. We believe Ms. Fraser is well qualified to serve on our Board of Directors due to her substantial experience in financial reporting and understanding of compliance and the audit process.

Corporate Governance

Overview

We set high standards for the Company's employees, officers, and directors. Implicit in this philosophy is the importance of sound corporate governance. We regularly monitor developments in the area of corporate governance and review our processes, policies and procedures in light of such developments. Key information regarding our corporate governance initiatives can be found on the Governance section of our website, www.ibs.inc, including our Code of Ethics ("Code of Ethics") and the charters for our Audit, Compensation and Nominating and Corporate Governance Committees. We believe that our corporate governance policies and practices, including the majority of independent directors on our Board, empower our independent directors to effectively oversee our management—including the performance of our Chief Executive Officer— and provide an effective and appropriately balanced board governance structure and provide an effective and appropriately balanced board governance structure. The information contained on or accessible through our website is not incorporated by reference in, or considered part of this report.

Independence of the Board of Directors

Our Board of Directors has determined that each of our directors is an independent director (as currently defined in Rule 5605(a) of the Nasdaq listing rules).

In determining the independence of our directors, the Board considered all transactions in which the Company and any director had any interest, including those discussed under "Related Party Transactions" below. See "Item 13. Certain Relationships and Related Transactions, and Director Independence."

All our directors are independent. The independent directors meet as often as necessary to fulfil their responsibilities and will have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our Bylaws provide our Board with flexibility to combine or separate the positions of chairperson of the Board of Directors and Chief Executive Officer.

The Board believes that our optimal leadership framework at this time is to have Harry Simeonidis serve as President and Chief Executive Officer, and to have the Board composed of a majority of independent directors. As a company in the highly regulated medical device and product industries, we and our shareholders benefit from a chief executive officer with deep experience and leadership in, and knowledge of, the medical device industry. In his role of the President and Chief Executive Officer, Mr. Simeonidis is responsible for handling the day-to-day management direction of the Company, serving as a leader to the management team, and formulating corporate strategy.

Although management is responsible for the day-to-day management of the risks we face, our Board of Directors and its committees take an active role in overseeing management of our risks and has the ultimate responsibility for the oversight of risk management, including with regard to cybersecurity. The Board of Directors regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends periodic meetings of the Board of Directors, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by our Board of Directors.

In addition, we expect that committees will assist the Board of Directors in fulfilling its oversight responsibilities regarding risk. The Audit Committee will coordinate the Board of Directors' oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines. Management will regularly report to the Audit Committee on these areas. The Compensation Committee will assist the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. When any of the committees receives a report related to material risk oversight, the chairperson of the relevant committee will report on the discussion to the full Board of Directors.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides the current membership information for each of the Board committees.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Steven Boyages	X	X	X (Chairperson)
Jonathan S. Hurd	X	X (Chairperson)	X
Jason Isenberg	-	X	X
Nicola Fraser	X (Chairperson)	-	-

Below is a description of each committee of the Board of Directors. The Board has adopted written charters for each of the committees, which are available on the Investors - Governance section of our website at www.ibs.inc. The information contained on or accessible through our website is not incorporated by reference in, or considered part of this report.

Audit Committee

We have established an Audit Committee of the Board of Directors in accordance with Section 3(a)58(A) of the Exchange Act, which consists of Ms. Fraser, Mr. Boyages and Mr. Hurd, each of whom is an independent director under the Nasdaq listing standards applicable to audit committees. Nicola Fraser qualifies as an "audit committee financial expert" as defined in the rules and regulations established by the SEC. Our Audit Committee oversees our corporate accounting, financial reporting practices and the audits of financial statements. The Audit Committee's duties, which are specified in the Audit Committee Charter, include, but not be limited to:

- reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board of Directors whether the audited financial statements should be included in our Annual Report on Form 10-K;

- discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

- discussing with management major risk assessment and risk management policies;

- monitoring the independence of the independent auditor;

- verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

- reviewing and approving all related-party transactions;

- inquiring and discussing with management our compliance with applicable laws and regulations;

- pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

- appointing or replacing the independent auditor;

- determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Compensation Committee

We have established a Compensation Committee of the Board of Directors that consists of Mr. Hurd, Mr. Isenberg and Mr. Boyages, each of whom is an independent director under the Nasdaq Stock Market listing standards applicable to compensation committees. The Compensation Committee's duties, which are specified in our Compensation Committee charter, include, but are not limited to:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our principal executive officer's compensation, evaluating our principal executive officer's performance in light of such goals and objectives and determining and approving the remuneration (if any) of our principal executive officer based on such evaluation;

- reviewing and approving the compensation of all of our other executive officers;

- reviewing our executive compensation policies and plans;

- implementing and administering our incentive compensation equity-based remuneration plans;

- assisting management in complying with our proxy statement and annual report disclosure requirements;

- approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

- if required, producing a report on executive compensation to be included in our annual proxy statement; and

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The Compensation Committee Charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the Nasdaq Stock Market and the SEC. The Compensation Committee may delegate any or all of its responsibilities to a subcommittee of the Compensation Committee, but only to the extent consistent with the Company's certificate of incorporation, bylaws and other applicable law and Nasdaq Stock Market rules.

Nominating and Corporate Governance Committee

We have established a Nominating and Corporate Governance Committee of the Board of Directors that consists of Mr. Boyages, Mr. Hurd and Mr. Isenberg each of whom is an independent director under the Nasdaq Stock Market listing standards applicable to nominating and corporate governance committees. The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become members of the Company's Board of Directors and accordingly recommends director nominees for the annual meeting of stockholders. The Nominating and Corporate Governance Committee also recommends and implements policies and procedures intended to assist the Board operations and all obligations to the Company and its stockholders.

Guidelines for Selecting Director Nominees:

The guidelines for selecting nominees, generally provide that person to be nominated:

- should have demonstrated notable or significant achievements in business, education or public service;
- should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and
- should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The Nominating and Corporate Governance Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person's candidacy for membership on the Board of Directors. The Nominating and Corporate Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. Though the Nominating and Corporate Governance Committee does not have specific guidelines on diversity, it is one of many criteria considered by the Nominating and Corporate Governance Committee when evaluating candidates. The Nominating and Corporate Governance Committee does not distinguish among nominees recommended by stockholders and other persons.

The Nominating and Corporate Governance Committee will consider nominees for the Board recommended by stockholders in accordance with the Company's Bylaws. Stockholders wishing to propose Director candidates for consideration by the Nominating and Corporate Governance Committee may do so by writing, by deadlines specified in the Bylaws, to the Secretary of the Company and providing information concerning the nominee and his or her proponent(s) required by the Bylaws. The Bylaws set forth further requirements for stockholders wishing to nominate Director candidates for consideration by stockholders including, among other things, that a stockholder must give timely written notice of an intent to make such a nomination to the Secretary of the Company.

Code of Business Conduct and Ethics

The Company has adopted a written Code Ethics that applies to all officers, directors, and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The Code Ethics is available on the Investors - Governance section of our website at www.ibs.inc. If the Company makes any substantive amendments to the Code Ethics or grants any waiver from a provision of the Code Ethics to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website. The information contained on or accessible through our website is not incorporated by reference in, or considered part of this report.

Insider Trading Policy

We have adopted an Insider Trading Policy that provides guidance to employees (including officers) and directors with respect to transactions in the Company's securities. The Insider Trading Policy is designed to promote compliance with insider trading laws, rules and regulations and any listing standards applicable to the Company. The policy also prohibits directors, officers and other employees from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our equity securities without our prior approval.

A copy of the Intelligent Bio Solutions, Inc. Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on form 10-K.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based on a review of the copies of such reports furnished to the Company and written representations, during the fiscal year ended June 30, 2025, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied.

Executive Officers

The names of our executive officers, their ages, their positions with the Company, and other biographical information as of August 12, 2025, are set forth below.

Name	Age	Positions	Officer Since
Harry Simeonidis	56	President	October 2022- Present September 2017- October 2021
		Chief Executive Officer	October 2022- Present January 2020- October 2021
		President Asia Pacific, Sales and Marketing	October 2021- October 2022
Spiro Sakiris	63	Chief Financial Officer	April 2019 - Present

Harry Simeonidis

Mr. Harry Simeonidis, 56, has served as our President and Chief Executive Officer since October 2022. Mr. Simeonidis served as our President Asia Pacific, Sales and Marketing from October 2021 to October 2022. Mr. Simeonidis also previously served as our President and a member of our Board of Directors from September 2017 until October 2021, and Chief Executive Officer from January 2020 until October 2021. Mr. Simeonidis has more than 27 years of experience in senior management roles in healthcare, pharmaceutical and life sciences businesses across the APAC Region. Previously, from March 2017 to December 2019, he served as the General Manager of FarmaForce Limited, an Australian company listed on the Australian Stock Exchange from April 2015 to March 2017, Mr. Simeonidis operated a private consulting firm, offering services predominantly to clients from the healthcare sector in Australia. From 2013 to April 2015, Mr. Simeonidis was General Manager of Surgery, Asia Pacific, at GE Healthcare. From 2003 to 2012, Mr. Simeonidis was the CEO for Australia and New Zealand at GE Healthcare.

Spiro Sakiris

Mr. Spiro Sakiris, 63, has served as our Chief Financial Officer since April 2019. He is a member of the Institute of Chartered Accounts of Australia & New Zealand, and a holder of a Diploma in Law from the Legal Practitioners Admissions Board from New South Wales Australia. He also has served as the Special Projects Lead at The iQ Group Global from January 2018 until December 2020, and as a registered Series 28 principal with IQ Capital (USA) LLC, a registered broker-dealer with FINRA, from November 2016 until September 2021. From 2013 to December 2017, Mr. Sakiris served as Chief Financial Officer and Chief Operating Officer for listed entities at The iQ Group Global. He worked at Economos Chartered Accountants from 1986 to 2013, which included 23 years as a partner where he was instrumental in the development of the firm's practice. During his past 42 years of experience, Mr. Sakiris has been involved in advising businesses in the areas of accounting and taxation, business advisory, initial public offerings and capital raising in the United States and Australia, business risks identification and management and business systems designs across many industries, including the application of IFRS and US GAAP for the life science industry. Mr. Sakiris is also well versed in dealings with companies based in overseas jurisdictions such as Asia, Europe and the United States. He is also a registered company auditor in Australia, experienced in United States reporting under Public Company Accounting Oversight Board in the United States and a registered Tax Agent in Australia.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation earned during the fiscal years ended June 30, 2025 and 2024 by (i) individuals serving as our principal executive officer during the fiscal year ended June 30, 2025, (ii) our two other highest compensated executive officers (other than our principal executive officer) who were serving as executive officers as of June 30, 2025, and (iii) up to two additional individuals for whom disclosure would have been provided pursuant to the preceding clause (ii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the fiscal year ended June 30, 2025 (the "Named Executive Officers").

Name and principal position	Year	Salary	Bonus	Stock Awards (1)	All other Compensation	Total
		($)	($)	($)	($)	($)
Harry Simeonidis.........................	2025	366,250	-	56,945(2)	59,476 (3)(4)	482,671
Chief Executive Officer & President	2024	293,390	107,522	-	45,710 (4)(5)	446,622
Spiro Sakiris	2025	269,016	-	49,115(6)	45,401 (4)(7)	363,532
Chief Financial Officer	2024	204,882	94,410	-	37,407 (4)(8)	336,699

* Executives' employment agreements in Australia are entered into through the Company's subsidiaries and compensation is denominated and paid in Australian dollars. Compensation paid throughout the year in Australian dollars has been converted to United States dollars (US dollars) using the average exchange rate for the fiscal year ended June 30, 2025, of 0.6482 US dollars for each Australian dollar (the "Average Rate").

(1) The dollar amounts in this column represent the aggregate grant date fair value computed in accordance with ASC Topic 718– *Compensation – Stock Compensation*.

(2) Represents stock compensation of $56,945, made under 2019 Long Term Incentive Plan.

(3) Includes an annual automobile allowance of $15,558.

(4) Includes the contributions that are mandatory in Australia to a retirement fund known in Australia as a superannuation fund for each of Mr. Simeonidis, and Mr. Sakiris, at the applicable rate of 12% (11.5% during the fiscal year 2025).

(5) Includes an annual automobile allowance of $15,735.

(6) Represents stock compensation of $49,115, made under 2019 Long Term Incentive Plan.

(7) Includes an annual automobile allowance of $12,965.

(8) Includes an annual automobile allowance of $10,927.

Outstanding Equity Awards at Fiscal Year End

Our Named Executive Officers did not hold any outstanding equity awards as of June 30, 2025. All outstanding stock awards are fully vested.

Employment and Related Agreements

Compensation under the executives' employment agreements in Australia is paid in Australian dollars. All amounts described below that are payable in Australian dollars have been converted to US dollars using the spot exchange rate of 0.6550 US dollars for each Australian dollar at fiscal year ended June 30, 2025 (the "Spot Rate"), which differs from the Average Exchange Rate used in the summary compensation table for disclosures regarding past compensation.

- On June 30, 2025, the Board, upon the recommendation of the Compensation Committee of the Board, approved certain amendments (collectively, the "Amendments") to the Employment Agreements, each dated June 27, 2022, between Intelligent Bio Solutions (APAC) Pty Ltd, a subsidiary of the Company, and each of Harry Simeondis, the Company's President and Chief Executive Officer (the "Simeondis Employment Agreement"), and Spiro Sakiris, the Company's Chief Financial Officer (the "Sakiris Employment Agreement"). The amendment to the Simeondis Employment Agreement (the "Simeondis Amendment") and the amendment to the Sakiris Employment Agreement (the "Sakiris Amendment") were each executed and became effective as of June 30, 2025.

- The Amendments modified the terms of each Employment Agreement to, among other things: (i) revise the restricted period applicable to post-employment non-compete obligations, providing for a tiered structure ranging from twenty-four (24) months down to one (1) month depending on enforceability; (ii) expand the scope of non-compete restrictions to prohibit direct or indirect involvement with any competing entity during the restricted period and within the restricted area; and (iii) enhance severance benefits to provide that in the event of a termination of employment by the Company without cause, the affected employee will be entitled to (a) a cash payment equal to 100% of the potential bonus, irrespective of individual or Company performance, payable at the same time as bonuses to similarly situated employees, and (b) immediate full vesting of all outstanding equity awards, including unvested restricted stock, as of the termination date, subject to applicable tax withholdings. If such a termination occurs in connection with or following a Change in Control (as defined below) and without cause, the employee will also receive (i) a cash payment equal to two times the employee's annual base salary, and (ii) an additional cash payment equal to 100% of the potential bonus, both subject to applicable tax withholdings. A "Change in Control" is defined to include: (i) the acquisition of more than 20% of the Company's voting stock by a person or group; (ii) certain mergers or consolidations resulting in a change in voting power; (iii) the sale or disposition of all or substantially all of the Company's assets; or (iv) changes in the majority composition of the Board, subject to specified exceptions. An increase in stock ownership resulting from the Company's purchasing of its own stock is excluded from the definition of Change in Control.

- On June 30, 2025, the Board, upon the recommendation of the Compensation Committee, also increased Mr. Simeondis's annual base salary from USD$366,800 to USD$379,900, and increased Mr. Sakiris's annual base salary from USD$268,550 to USD$281,650 (based on the Spot Rate).

In addition, Mr. Sakiris and Mr. Simeonidis are each eligible to receive an annual bonus of up to 20% of their respective gross base salaries, of which 50% will be based on meeting company objectives and the remainder will be based on meeting mutually agreed employee objectives or as otherwise determined by the Company.

We also make certain contributions that are mandatory in Australia to a retirement fund for each of Mr. Sakiris and Mr. Simeonidis, known in Australia as a superannuation fund, currently at the rate of 12% (was 11.5% during fiscal year ended June 30, 2025). We also provide an annual car allowance of $15,720 and $13,100 to Mr. Simeonidis and Mr. Sakiris respectively (based on the Spot Rate).

Each of Mr. Sakiris and Mr. Simeonidis employment agreements is terminable on six months' notice either by our subsidiary or by the executive. However, we may terminate either executive without notice if he engages in serious or willful misconduct, is seriously negligent in the performance of his duties, commits a serious or persistent breach of his employment agreement, brings our company into disrepute, or is convicted of a criminal offense.

Each of the above-described employment agreements contain provisions protecting the Company's confidential information and intellectual property. Each employment agreement also contains provisions restricting each executive's ability to compete with the Company during his employment and for a period of up to six months thereafter in a specified geographic region. The non-compete provisions will generally impose restrictions on inducing the Company's employees to leave the Company's employment or soliciting clients of the Company. Pursuant to each employment agreement, each executive must devote all of his time, attention and skill to the performance of his duties, and neither executive may engage in any other business outside the Company without the Company's prior written consent.

Superannuation Fund

As required by Australian law, we contribute to standard defined contribution superannuation funds on behalf of all our Australian employees at an amount required by law, which is currently 12% (was 11.5% during fiscal year ended June 30, 2025) of each such employee's salary. Superannuation is a compulsory savings program whereby employers are required to pay a portion of an employee's remuneration to an approved superannuation fund that the employee is typically not able to access until they are retired. We permit employees to choose an approved and registered superannuation fund into which the contributions are paid.

2019 Long Term Incentive Plan ("2019 Plan" or the "Plan")

The 2019 Plan was adopted by the Board and approved by the Company's stockholders on June 18, 2019. The purpose of the 2019 Plan is to enable us to offer our employees, officers, directors and consultants whose past, present and/or potential future contributions to us have been, or will be important to our success, an opportunity to acquire a proprietary interest in us. The various types of incentive awards that may be provided under the 2019 Plan are intended to enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business.

On February 8, 2023, the stockholders of the Company approved an amendment 2019 Plan increasing the aggregate number of shares available for issuance under the 2019 Plan from 2,084 to 6,250 shares. On May 8, 2023, the stockholders of the Company approved an amendment 2019 Plan increasing the aggregate number of shares available for issuance under the 2019 Plan from 6,250 to 10,417 shares. On December 13, 2023, the stockholders of the Company approved an amendment 2019 Plan increasing the aggregate number of shares available for issuance under the 2019 Plan from 10,417 to 133,334.

On May 8, 2025, the stockholders of the Company approved an amendment 2019 Plan increasing the aggregate number of shares available for issuance under the 2019 Plan from 133,334 to 1,300,000 shares and increased the limit on the maximum number of shares underlying awards to any non-employee director in any year to 50,000 shares in any year.

Administration

The 2019 Plan is administered by the Compensation Committee. Subject to the provisions of the plan, the Compensation Committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.

Stock Subject to the 2019 Plan

An aggregate of 1,300,000 shares of our common stock are available for issuance under the 2019 Plan. Shares of stock subject to other awards that are forfeited or terminated will be available for future award grants under the 2019 Plan. If a holder pays the exercise price of a stock option by surrendering any previously owned shares of common stock or arranges to have the appropriate number of shares otherwise issuable upon exercise withheld to cover the exercise price or tax withholding liability associated with the stock option exercise, the shares surrendered by the holder or withheld by us will not be available for future award grants under the plan.

Under the 2019 Plan, in the event of a change in the number of shares of our common stock as a result of a dividend on shares of common stock payable in shares of common stock, common stock forward split or reverse split or other extraordinary or unusual event that results in a change in the shares of common stock as a whole, the committee will determine whether such change equitably requires an adjustment in the terms of any award in order to prevent dilution or enlargement of the benefits available under the plan or the aggregate number of shares reserved for issuance under the plan.

Eligibility

We may grant awards under the 2019 Plan to employees, officers, directors, and consultants of the Company and our subsidiaries and affiliates who are deemed to have rendered, or to be able to render significant services to us or our subsidiaries or affiliates and who are deemed to have contributed, or to have the potential to contribute, to our success. An incentive stock option may be granted under the plan only to a person who, at the time of the grant, is an employee of ours or our subsidiaries. Based on the current number of employees and consultants to the Company and on the current size of our Board of Directors, we estimate that as of June 30, 2025, approximately 50 individuals are eligible to participate in the 2019 Plan.

Types of Awards

Options. The 2019 Plan provides both for "incentive" stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the "Code," and for options not qualifying as incentive options, both of which may be granted with any other stock-based award under the plan. The committee determines the exercise price per share of common stock purchasable under an incentive or non-qualified stock option, which may not be less than 100% of the fair market value on the day of the grant or, if greater, the par value of a share of common stock. However, the exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all classes of our stock may not be less than 110% of the fair market value on the date of grant. The aggregate fair market value of all shares of common stock with respect to which incentive stock options are exercisable by a participant for the first time during any calendar year (under all of our plans), measured at the date of the grant, may not exceed $100,000.

An incentive stock option may only be granted within 10 years from the effective date of the 2019 Plan. An incentive stock option may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive stock option granted to a person who, at the time of the grant, owns common stock possessing more than 10% of the total combined voting power of all classes of our stock.

Subject to any limitations or conditions the committee may impose, stock options may be exercised, in whole or in part, at any time during the term of the stock option by giving written notice of exercise to us specifying the number of shares of common stock to be purchased. The notice must be accompanied by payment in full of the purchase price, either in cash or, if provided in the agreement, in our securities or in a combination of the two.

Generally, stock options granted under the plan may not be transferred other than by will or by the laws of descent and distribution and all stock options are exercisable, during the holder's lifetime, only by the holder, or in the event of legal incapacity or incompetency, the holder's guardian or legal representative. However, a holder, with the approval of the committee, may transfer a non-qualified stock option by gift to a family member of the holder or by domestic relations order to a family member of the holder or may transfer a non-qualified stock option to an entity in which more than 50% of the voting interests are owned by family members of the holder or the holder.

Generally, if the holder is an employee, no stock options granted under the plan may be exercised by the holder unless he or she is employed by us or one of our subsidiaries or affiliates at the time of the exercise and has been so employed continuously from the time the stock options were granted. However, in the event the holder's employment is terminated due to disability or normal retirement, the holder may still exercise his or her vested stock options for a period of 12 months, or such other greater or lesser period as the committee may determine, from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. Similarly, should a holder die while employed by us or one of our subsidiaries or affiliates, his or her legal representative or legatee under his or her will may exercise the decedent holder's vested stock options for a period of 12 months from the date of his or her death, or such other greater or lesser period as the Board or committee may determine, or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder's employment is terminated for any reason other than death, disability or normal retirement, the stock option will automatically terminate, except that if the holder's employment is terminated by us without cause, then the portion of any stock option that is vested on the date of termination may be exercised for the lesser of three months after termination of employment, or such other greater or lesser period as the committee may determine but not beyond the balance of the stock option's term.

Stock Appreciation Rights. Under the 2019 Plan, we may grant stock appreciation rights to participants who have been, or are being, granted stock options under the plan as a means of allowing the participants to exercise their stock options without the need to pay the exercise price in cash, or we may grant them alone and unrelated to an option. In conjunction with non-qualified stock options, stock appreciation rights may be granted either at or after the time of the grant of the non-qualified stock options. In conjunction with incentive stock options, stock appreciation rights may be granted only at the time of the grant of the incentive stock options. A stock appreciation right entitles the holder to receive a number of shares of common stock having a fair market value equal to the excess fair market value of one share of common stock over the exercise price of the related stock option, multiplied by the number of shares subject to the stock appreciation rights. The granting of a stock appreciation right in tandem with a stock option will not affect the number of shares of common stock available for awards under the plan. In such event, the number of shares available for awards under the plan will, however, be reduced by the number of shares of common stock acquirable upon exercise of the stock option to which the stock appreciation right relates.

Restricted Stock and Restricted Stock Units. Under the 2019 Plan, we may award shares of restricted stock and restricted stock units. Restricted stock units are the right to receive at a future date shares of common stock, or an amount in cash or other consideration determined by the committee to be of equal value as of such settlement date, in accordance with the terms of such grant. The committee determines the persons to whom grants of restricted stock or restricted stock units are made, the number of shares to be awarded, the price (if any) to be paid for the restricted stock or restricted stock units by the person receiving the stock from us, the time or times within which awards of restricted stock or restricted stock units may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the awards. Restrictions or conditions could also include, but are not limited to, the attainment of performance goals. A holder of restricted stock units will have no rights of a stockholder with respect to shares subject to any restricted stock unit award unless and until the shares are delivered in settlement of the award, except to the extent the committee provides for the right to receive dividend equivalents.

Other Stock-Based Awards. Under the 2019 Plan, we may grant other stock-based awards, subject to limitations under applicable law that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed consistent with the purposes of the plan. These other stock-based awards may be in the form of purchase rights, shares of common stock awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures or other rights convertible into shares of common stock and awards valued by reference to the value of securities of, or the performance of, one of us or one of our subsidiaries. These other stock-based awards may include performance shares or options, whose award is tied to specific performance criteria. These other stock-based awards may be awarded either alone, in addition to, or in tandem with any other awards under the 2019 Plan or any of our other plans.

Accelerated Vesting and Exercisability

If any one person, or more than one person acting as a group, acquires the ownership of our stock that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of our stock, and the Board of Directors does not authorize or otherwise approve such acquisition, then the vesting periods of any and all stock options and other awards granted and outstanding under the 2019 Plan shall be accelerated and all such stock options and awards will immediately and entirely vest, and the respective holders thereof will have the immediate right to purchase and/or receive any and all common stock subject to such stock options and awards on the terms set forth in the plan and the respective agreements respecting such stock options and awards, and all performance goals will be deemed achieved at 100% of target levels. An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which we acquire our stock in exchange for property is not treated as an acquisition of stock.

In the event of an acquisition by any one person, or more than one person acting as a group, together with acquisitions during the 12-month period ending on the date of the most recent acquisition by such person or persons, of assets from us that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately before such acquisition or acquisitions, or if any one person, or more than one person acting as a group, acquires the ownership of our stock that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of our stock, which has been approved by the Board of Directors, the committee may (i) accelerate the vesting of any and all stock options and other awards granted and outstanding under the 2019 Plan, (ii) require a holder of any award granted under the plan to relinquish such award to us upon the tender by us to the holder of cash in an amount equal to the repurchase value of such award, and/or (iii) terminate all incomplete performance periods in respect of awards in effect on the date the acquisition occurs, determine the extent to which performance goals have been met based upon such information then available as it deems relevant and cause to be paid all or the applicable portion of the award based upon the committee's determination. For this purpose, gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Terms and Amendments

Unless terminated by the Board, the 2019 Plan will continue to remain effective until no further awards may be granted, and all awards granted under the plan are no longer outstanding. Notwithstanding the foregoing, grants of incentive stock options may be made only until ten years from the initial effective date of the plan. The Board may at any time, and from time to time, amend the plan or any award agreement, but no amendment will be made that would impair the rights of a holder under any agreement entered into pursuant to the plan without the holder's consent.

Securities Authorized for Issuance Under Equity Compensation Plans

	Equity Compensation Plan Information As of June 30, 2025		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by security holders...	-	-	1,192,655 [1]
Equity compensation plans not approved by security holders...	-	-	-
Total	-	-	1,192,655

(1)   Securities remaining available for issuance under the 2019 Plan.

Director Compensation

The table below sets forth the compensation earned by our non-employee directors for service on our Board of Directors during the year ended June 30, 2025.

Name	Fees earned in cash $	Stock Awards $	All other compensation $	Total $
Steven Boyages (1)..	61,250	-	-	61,250
Johnathan S. Hurd...	51,250	-	-	51,250
Jason Isenberg	50,625	-	-	50,625
Nicola Fraser	55,625	-	-	55,625

(1)   Includes a director's fee of $54,933 and a superannuation contribution of $6,317.

Non-Employee Director Compensation Arrangements

Prior to April 1, 2025:

Our non-employee directors are entitled to receive cash fees of $40,000 (additional $20,000 for the Chairman of the Board, additional $15,000 Financial Expert/Chair of the Audit Committee and Nominating and Corporate Governance Committee, an additional $5,000 for the Chair of the Compensation Committee, and additional $5,000 for the member of each committees unless he/she is the chairperson of a committee) per year of service on our Board of Directors.

After April 1, 2025:

Our non-employee directors are entitled to receive cash fees of $40,000 for service on the board and additional compensation for committee membership, which is the highest component of one from either (a) or (b) below:

(a)   Additional annual cash Fees for Chair Service of Committees:

- Chairman of the Board: $25,000
- Chairman of the Audit Committee: $17,500
- Chairman of the Compensation Committee: $15,000
- Chairman of the Nominating and Corporate Governance Committee: $15,000

(b)   Additional annual cash Fees for Committee Membership:

- Member of the Audit Committee: $7,500
- Member of the Compensation Committee: $12,500
- Member of the Nominating and Corporate Governance Committee: $7,500

Recoupment Policy

We adopted the Intelligent Bio Solutions, Inc. Dodd-Frank Restatement Recoupment Policy effective as of October 2, 2023. In the event that we are required to prepare a financial restatement, the Compensation Committee will recoup all erroneously awarded incentive-based compensation calculated on a pre-tax basis received after October 2, 2023, by a person (i) after beginning service as an executive officer, (ii) who served as an executive officer at any time during the performance period for that incentive-based compensation, and (iii) during the three completed fiscal years immediately preceding the date that the Company is required to prepare a restatement, and any transition period (that results from a change in the Company's fiscal year) of less than nine months within or immediately following those three completed fiscal years. "Clawback" or recoupment policy in our executive compensation program contributes to creating and maintaining a culture that emphasizes integrity and accountability and reinforces the performance-based principles underlying our executive compensation program.

Granting of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not grant stock options, stock appreciation rights, or option-like instruments (collectively, "Option-Like Awards") in anticipation of the release of material nonpublic information and we do not time the public release of such information based on the grant dates of Option-Like Awards. During the last completed fiscal year, we have not awarded Option-Like Awards to any named executive officer during the period beginning four business days before and ending one business day after the filing of a period report on Form 10-Q or Form 10-K or the filing or furnishing of a current report on Form 8-K, and we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth certain information regarding the ownership of our common stock as of August 12, 2025 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

This table is based upon information supplied by officers and directors as well as Schedules 13D or 13G filed with the SEC by beneficial owners of more than five percent of our common stock. Unless otherwise indicated in the footnotes to this table and subject to community property laws, where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 8,979,152 shares of our common stock outstanding on August 12, 2025. Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of our common stock issuable pursuant to the exercise of stock options, warrants, or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of August 12, 2025. Unless otherwise indicated, the people or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as otherwise set forth below, the address of the beneficial owner is c/o Intelligent Bio Solutions Inc., 135 West, 41ST Street, 5th Floor, New York, NY 10036.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Executive officers and directors:		
Dr. Steven Boyages[1]	313	*
Jonathan S. Hurd[2]	63	*
Jason Isenberg	-	-
Nicola Fraser	-	-
Spiro Sakiris[3]	63,531	*
Harry Simeonidis[4]	40,408	*
All Executive Officers and Directors as a group (6 persons)	104,315	1.16%
5% Stockholder		
Alyeska Master Fund, LP[5]	921,825	9.99%

*   Less than 1%.

(1)   Consists of 313 shares of common stock.

(2)   Consists of 63 shares of common stock.

(3)   Consists of (i) 53,930 shares of common stock, of which 34,815 are held directly by Mr. Sakiris and 19,115 shares are held indirectly by Anest Holdings Pty Ltd ("Anest Holdings"); (ii) currently exercisable Series A Warrants held by Anest Holdings to purchase 7 shares of common stock; (iii) currently exercisable Series E Warrants convertible to 9,394 shares of common stock and (iv) currently exercisable Series D Warrants held by Anest Holdings to purchase 200 Shares of common stock. Anest Holdings is the trustee of ATF S&T Sakiris Superannuation Fund, of which Mr. Sakiris is a director.

(4)   Consists of 40,408 shares of common stock.

(5)   Amount based on information provided in the Schedule 13G jointly filed on November 14, 2024, by Alyeska Investment Group, L.P. ("Alyeska Group"), Alyeska Fund GP, LLC ("Alyeska Fund GP") and Anand Parekh ("Parekh," and together with Alyeska Group and Alyeska Fund GP, the "13G Filers") and other information provided by the 13G Filers to the Company, including with regard to Alyeska Master Fund, LP ("Alyeska Fund," and together with the13G Filers, the "Reporting Persons") or otherwise known to the Company. The reported amount consists of 673,492 shares held by Reporting Persons and 248,333 shares underlying warrants held by the Reporting Persons that are exercisable within 60 days of August 12, 2025, and fall within a

9.99% beneficial ownership limitation. The amount does not include (i) 793,697 shares underlying additional warrants held by the Reporting Persons that are exercisable within 60 days of August 12, 2025, but are subject to a 9.99% beneficial ownership limitation, and (ii) 879,120 shares underlying additional warrants held by the Reporting Persons that are not currently exercisable. The 9.99% beneficial ownership limitation restricts the Reporting Persons from exercising that portion of such warrants that would result in the Reporting Persons and their affiliates from owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. Alyeska Group, the investment manager of Alyeska Fund, has voting and investment control of the shares held by Alyeska Fund. Anand Parekh is the Chief Executive Officer of Alyeska Group and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska Fund.

The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Independence of the Board of Directors

Our Board of Directors has determined that each of our directors is an independent director (as currently defined in Rule 5605(a)(2) of the Nasdaq listing rules). In determining the independence of our directors, the Board of Directors considered all transactions in which the Company and any director had any interest, including those discussed under "Certain Related-Person Transactions" below.

Our independent directors together constitute a majority of our full Board of Directors. The independent directors meet as often as necessary to fulfil their responsibilities and will have regularly scheduled meetings at which only independent directors are present.

Related-Person Transactions

Our Code of Ethics requires that we avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board of Directors. Related party transactions are defined under SEC rules as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 or one percent of the average of our total assets for the last two completed fiscal years, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity) (collectively, "Related Party Transactions"). A conflict-of-interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Policies and Procedures for Related Party Transactions

All future and ongoing related party transactions (as defined under SEC rules) require prior review and approval by the Audit Committee, which will have access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction without the approval of the Audit Committee. The Audit Committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the board with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee, or officer.

Certain Transactions with or Involving Related Persons

There were no Related Party Transactions since the beginning of our last fiscal year, and there are no currently proposed transactions, to which we were or are to be a participant.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On June 29, 2023, the Audit Committee approved the appointment of UHY LLP ("UHY") as the Company's independent registered public accounting firm for the year ending June 30, 2023. UHY continued as Company's independent registered public accounting firm to audit the consolidated financial statements of the Company for the year ended June 30, 2024 and 2025.

Principal Accountant Fees and Services

The following table represents aggregate fees billed or expected to be billed to the Company for the fiscal years ended June 30, 2025, and 2024, by UHY.

	June 30, 2025	June 30, 2024
Audit Fees[1]	$ 356,475	$ 407,750
Audit – Related Fees[2]	-	-
Tax Fees[3]	-	-
All Other Fees[4]	220,375	164,000
Total Fees	**$ 576,850**	**$ 571,750**

(1) Audit fees relate to professional services rendered in connection with the audit of annual financial statements, quarterly review of financial statements, and audit services provided in connection with other statutory and regulatory filings.

(2) Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of financial statements.

(3) Tax fees relate to professional services rendered in connection with tax compliance and preparation relating to tax returns and tax audits, as well as for tax consulting and planning services.

(4) All other fees relate to professional services not included in the categories above, including services related to other regulatory reporting requirements.

The Audit Committee has determined that the rendering of services other than audit services UHY is compatible with maintaining the principal accountant's independence.

Pre-Approval Policies and Procedures

The Audit Committee has procedures in place for the pre-approval of audit and non-audit services rendered by the Company's independent registered public accounting firm. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES

    (a)   Documents filed as part of this Annual Report on Form 10-K:

          (1)   Financial Statements. The financial statements required to be included in this Annual Report on Form 10-K are listed in the Table of Contents to Financial Statements appearing immediately after the signature page of this Form 10-K and are included herein by reference.

          (2)   Financial Statement Schedules. All schedules are omitted because they are not applicable, or the required information is shown in the Financial Statements or notes thereto.

          (3)   See attached Exhibit Index of this Annual Report on Form 10-K.

    (b)   The following exhibits are provided as required by Item 601 of Regulation S-K

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Exchange Agreement, dated as of October 4, 2022, by and among GBS INC., Intelligent Fingerprinting Limited, the Sellers Listed on Schedule I thereto, Jason Isenberg (as the RFA Sellers' Representative), and Philip Hand (as the other Sellers' Representative) (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on December 21, 2020).
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on October 27, 2022).
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on February 9, 2023).
3.4	Amended and Restated Bylaws of Intelligent Bio Solutions Inc., as amended as of October 26, 2022 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on October 27, 2022).
3.5	Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on October 20, 2020).
3.6	Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
3.7	Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2022).
3.8	Certificate of Elimination of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on July 26, 2023).
3.9	Certificate of Elimination of Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on July 26, 2023).

Exhibit No.	Description
3.10	Certificate of Designation of Preferences, Rights and Limitations of the Series E Convertible Preferred Stock, filed with the Delaware Secretary of State on October 3, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on October 4, 2023).
3.11	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on January 26, 2024).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on September 19, 2019).
4.2	Form of Series A Warrant (incorporated by reference to Exhibit 4.2 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on October 20, 2020).
4.3	Form of Series B Warrant (incorporated by reference to Exhibit 4.3 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on October 20, 2020).
4.4	Form of Warrant Agency Agreement (incorporated by reference to Exhibit 4.4 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on October 20, 2020).
4.5	Form LSBD Warrant (incorporated by reference to Exhibit 4.6 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on December 21, 2020).
4.6	Form of Representative Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on March 10, 2023).
4.7	Form of Warrant (Series D) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2022).
4.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2022).
4.9	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on March 10, 2023).
4.10**	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.11	Form of Series E Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on October 4, 2023).
4.12	Form of Series F Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on October 4, 2023).
4.13	Form of Representative Warrant (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Commission on October 4, 2023).
4.14	Warrant Agency Agreement, dated as of October 4, 2023, between Intelligent Bio Solutions Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the Commission on October 4, 2023).
4.15	Form of Series G Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on February 7, 2024).
4.16	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on February 7, 2024).

Exhibit No.	Description
4.17	Form of Series H-1 Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on March 13, 2024).
4.18	Form of Series H-2 Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on March 13, 2024).
4.19	Form of Series I Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Commission on March 13, 2024).
4.20	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the Commission on March 13, 2024).
4.21	Form of Representative Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on February 21, 2025).
10.1*	Intelligent Bio Solutions Inc. 2019 Long Term Incentive Plan (as amended May 8, 2025) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 13, 2025).
10.2	Amended and Restated License Agreement between the Company and Life Science Biosensor Diagnostics Pty Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on October 13, 2020).
10.3*	Employment Agreement between the Glucose Biosensor Systems (Greater China) Pty Ltd and Spiro Sakiris (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on September 15, 2022).
10.4*	Employment Agreement between the Glucose Biosensor Systems (Greater China) Pty Ltd and Harry Simeonidis (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on September 15, 2022).
10.5*	Employment Agreement between the GBS (APAC) Pty Ltd and Steven Boyages (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on September 30, 2022).
10.6	Technology License Agreement between the Company and Life Science Biosensor Diagnostics Pty Ltd. (incorporated by reference to Exhibit 10.13 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on October 13, 2020).
10.7	Form of Exchange Agreement (incorporated by reference to Exhibit 10.15 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on December 21, 2020).
10.8	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.16 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on December 21, 2020).
10.9	Form of Purchase and Assignment Agreement (incorporated by reference to Exhibit 10.17 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on December 21, 2020).
10.10	Option Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on April 2, 2021).
10.11	Bridge Facility Agreement, dated as of June 16, 2022, between the Company and Intelligent Fingerprinting Limited (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the Commission on September 22, 2022).

Exhibit No.	Description
10.12	Form of Warrant Agency Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 10, 2023).
10.13	Investors' Rights Agreement, dated as of October 4, 2022, by and among the Company, The Ma-Ran Foundation, The Gary W. Rollins Foundation and Jason Isenberg, as the RFA Sellers' Representative (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.14	Registration Rights Agreement, dated as of October 4, 2022, by and among the Company and the stockholders of the Company named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.15	Registration Rights Agreement, dated as of October 4, 2022, by and among the Company and the stockholders of the Company named therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.16	Voting Agreement, dated as of October 4, 2022, by and among the Company and the stockholders of the Company named therein (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.17	Form of Voting Agreement, dated as of October 4, 2022, by and among the Company, the Sellers' Representatives' named therein and each of Spiro Sakiris, Harry Simeonidis and Christopher Towers (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.18	Extension Agreement, dated as of October 4, 2022, to Bridge Facility Agreement, dated as of June 16, 2022, between the Company and Intelligent Fingerprinting Limited (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.19	Deed of Amendment and Restatement, dated October 4, 2022, between Intelligent Fingerprinting Limited, Karin Briden and the Company (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.20	Deed of Amendment and Restatement, dated October 4, 2022, between Intelligent Fingerprinting Limited, Debra Coffey and the Company (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.21	Deed of Amendment and Restatement, dated October 4, 2022, between Intelligent Fingerprinting Limited, Thomas Johnson and the Company (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.22	Deed of Amendment and Restatement, dated October 4, 2022, between Intelligent Fingerprinting Limited, The Ma-Ran Foundation, The Gary W. Rollins Foundation and the Company (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.23	Deed of Amendment and Restatement, dated October 4, 2022, between Intelligent Fingerprinting Limited, John Polden and the Company (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.24	Deed of Amendment and Restatement, dated October 4, 2022, between Intelligent Fingerprinting Limited, Sennett Kirk III and the Company (incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).
10.25	Deed of Amendment and Restatement, dated October 4, 2022, between Intelligent Fingerprinting Limited, Sennett Kirk III Exempt Trust and the Company (incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2022).

Exhibit No.	Description
10.26	Form of Securities Purchase Agreement dated as of December 21, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2022).
10.27	Form of Registration Rights Agreement dated as of December 21, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2022).
10.28	Form of Convertible Loan Conversion Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 17, 2023).
10.29	Form of 2024 Warrant Inducement Agreement (Series E Warrants) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on February 7, 2024).
10.30	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 13, 2024).
10.31	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on March 13, 2024).
10.32	Placement Agency Agreement (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on March 13, 2024).
10.33†	Consulting Agreement, dated February 29, 2024, by and between C2C Advisors Inc. and Intelligent Bio Solutions Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 1, 2024).
10.34	At The Market Offering Agreement, dated September 18, 2024, by and between Intelligent Bio Solutions Inc. and Ladenburg Thalmann & Co. Inc. (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the Commission on September 18, 2024).
10.35	Underwriting Agreement, dated February 20, 2025, between Intelligent Bio Solutions Inc. and Ladenburg Thalmann & Co. Inc. as the representative of the several underwriters named therein. (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the Commission on February 21, 2025).
10.36*	First Amendment to Employment Agreement (Simeonidis), dated June 30, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on July 3, 2025).
10.37*	First Amendment to Employment Agreement (Sakiris) dated June 30, 2025 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on July 3, 2025).
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company's Amended Registration Statement on Form S-1/A (File No. 333-232557) filed with the Commission on August 6, 2020).
16.1	Letter to Securities and Exchange Commission from BDO Audit Pty Ltd., dated July 3, 2023. (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed with the Commission on July 3, 2023).
19.1**	Intelligent Bio Solutions Insider Trading Policy
21.1**	List of Subsidiaries
23.1**	Consent of UHY LLP
31.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
32.1**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Intelligent Bio Solutions Inc. Restatement Recoupment Policy (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K filed with the Commission on September 18, 2024).
101.INS#	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH#	Inline XBRL Taxonomy Extension Schema Document.
101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104#	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

†Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(a)(5) and Item 601(a)(6). Intelligent Bio Solutions Inc. hereby agrees to furnish a supplemental copy of any omitted exhibits, schedules or other similar attachments to the U.S. Securities and Exchange Commission upon request.

*Indicates management contract or compensatory plan.

** Filed herewith

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


INTELLIGENT BIO SOLUTIONS INC.


Date: August 15, 2025 By: */s/ Harry Simeonidis*
HARRY SIMEONIDIS
CHIEF EXECUTIVE OFFICER AND PRESIDENT
(Principal Executive Officer)

Date: August 15, 2025 By: */s/ Spiro Sakiris*
SPIRO SAKIRIS
CHIEF FINANCIAL OFFICER
(Principal Financial Officer)

Pursuant to the requirements of the Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Harry Simeonidis Harry Simeonidis	Chief Executive Officer and President (Principal Executive Officer)	August 15, 2025
/s/ Spiro Sakiris Spiro Sakiris	Chief Financial Officer (Principal Financial Officer)	August 15, 2025
/s/ Steven Boyages Steven Boyages MBBS, PHD	Chairman of the Board	August 15, 2025
/s/ Jonathan Hurd Jonathan Hurd	Director	August 15, 2025
/s/ Jason Isenberg Jason Isenberg	Director	August 15, 2025
/s/ Nicola Fraser Nicola Fraser	Director	August 15, 2025

71

Intelligent Bio Solutions Inc.
Index to the Consolidated Financial Statements

<p style="text-align:center">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</p>

To the Shareholders and Board of Directors of
Intelligent Bio Solutions, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intelligent Bio Solutions, Inc. (the "Company") as of June 30, 2025 and 2024, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the two years in the period ended June 30, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's primary sources of liquidity have been through funding from financing activities. The Company has reported operating losses and negative cash flows from operations since inception. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company's auditor since 2023.

Melville, New York

August 15, 2025

Intelligent Bio Solutions Inc.
Consolidated Balance Sheets

		As of June 30, 2025		As of June 30, 2024
ASSETS				
Current assets				
Cash and cash equivalents	$	1,019,909	$	6,304,098
Accounts receivable, net		594,614		429,704
Inventories, net		635,215		777,537
Research and development tax incentive receivable		734,408		525,332
Assets held for sale		327,500		-
Other current assets		826,976		497,572
Total current assets		4,138,622		8,534,243
Property and equipment, net		251,325		565,850
Operating lease right-of-use assets		69,520		306,744
Intangibles, net		3,790,319		4,372,026
Total assets	$	8,249,786	$	13,778,863
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued expenses	$	4,534,246	$	1,704,568
Current portion of operating lease liabilities		84,659		274,834
Deferred grant income		-		2,486,668
Current employee benefit liabilities		534,990		469,381
Notes payable		197,146		515,282
Total current liabilities		5,351,041		5,450,733
Employee benefit liabilities, less current portion		84,921		63,615
Operating lease liabilities, less current portion		-		81,324
Total liabilities		5,435,962		5,595,672
Commitments and contingencies (Note 16)				
Shareholders' equity				
Common stock, $0.01 par value, 100,000,000 shares authorized, 7,323,377 and 7,323,261 shares issued and outstanding, as of June 30, 2025, respectively; 3,456,116 and 3,456,000 shares issued and outstanding, as of June 30, 2024 respectively		73,230		34,557
Treasury stock, at cost, 116 shares as of June 30, 2025 and 2024		(1)		(1)
Additional paid-in capital		65,783,916		60,971,740
Accumulated deficit		(62,533,065)		(51,964,332)
Accumulated other comprehensive loss		(327,944)		(712,614)
Total consolidated Intelligent Bio Solutions Inc. equity		2,996,136		8,329,350
Non-controlling interest		(182,312)		(146,159)
Total shareholders' equity		2,813,824		8,183,191
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	8,249,786	$	13,778,863

The accompanying notes are an integral part of these consolidated financial statements.

Intelligent Bio Solutions Inc.
Consolidated Statements of Operations and Other Comprehensive Income (Loss)

	Year ended June 30,	
	2025	**2024**
Revenue	$ 3,052,532	$ 3,111,781
Cost of revenue (exclusive of amortization shown separately below)	(1,805,673)	(1,686,155)
Gross profit	1,246,859	1,425,626
Other income		
Government support income	816,901	424,776
Operating expenses		
Selling, general and administrative expenses	(8,883,917)	(9,258,496)
Development and regulatory approval expenses	(2,396,513)	(1,673,806)
Depreciation and amortization	(1,207,875)	(1,201,274)
Impairment of long-lived assets	(220,062)	-
Total operating expenses	(12,708,367)	(12,133,576)
Loss from operations	(10,644,607)	(10,283,174)
Other income (expense), net		
Interest expense	(60,890)	(167,140)
Realized foreign exchange loss	(911)	(1,178)
Fair value gain on revaluation of financial instrument	-	175,738
Interest income	101,522	84,822
Total other income, net	39,721	92,242
Net loss	(10,604,886)	(10,190,932)
Net loss attributable to non-controlling interest	(36,153)	(34,173)
Net loss attributable to Intelligent Bio Solutions Inc.	$ (10,568,733)	$ (10,156,759)
Other comprehensive income (loss)		
Foreign currency translation gain (loss)	384,670	(137,118)
Total other comprehensive income (loss)	384,670	(137,118)
Comprehensive loss	(10,220,216)	(10,328,050)
Comprehensive loss attributable to non-controlling interest	(36,153)	(34,173)
Comprehensive loss attributable to Intelligent Bio Solutions Inc.	(10,184,063)	(10,293,877)
Net loss per share, basic and diluted	$ (2.00)	$ (6.38)
Weighted average shares outstanding, basic and diluted	5,273,643	1,592,746

The accompanying notes are an integral part of these consolidated financial statements.

Intelligent Bio Solutions Inc.
Consolidated Statements of Changes in Shareholders' Equity

	Convertible preferred stock		Common stock		Treasury stock		Additional paid-in capital	Accumulated deficit	Other comprehensive income (loss)	Non-controlling interest	Total shareholders' equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance, June 30, 2023	-	$ -	194,200	$ 1,942	(116)	$ (1)	$46,180,112	$ (41,807,573)	$ (575,496)	$ (111,986)	$ 3,686,998
Issuance of common stock, Series E Preferred Stock and warrants, net of issuance costs	5,728,723	57,287	186,018	1,860	-	-	3,727,017	-	-	-	3,786,164
Conversion of convertible preferred shares into common stock	(5,728,723)	(57,287)	477,394	4,774	-	-	52,513	-	-	-	-
Conversion of holdback Series C Preferred Stock into common stock	-	-	6,248	62	-	-	32,700	-	-	-	32,762
Issuance of common stock upon cashless exercise Series F warrants	-	-	655,086	6,551	-	-	(6,122)	-	-	-	429
Reverse stock split rounding adjustment	-	-	47,501	475	-	-	(475)	-	-	-	-
Issuance of common stock upon cash exercise of Series E warrants	-	-	629,409	6,291	-	-	1,645,207	-	-	-	1,651,498
Issuance of restricted stock to vendors	-	-	47,889	479	-	-	216,342	-	-	-	216,821
Issuance of common stock, Series I, H1 and H2 warrants, net of issuance costs	-	-	675,183	6,752	-	-	9,110,829	-	-	-	9,117,581
Issuance of common stock upon exercise of Pre-funded warrants	-	-	531,310	5,313	-	-	-	-	-	-	5,313
Stock awards issued to employees	-	-	5,762	58	-	-	13,617	-	-	-	13,675
Foreign currency translation loss	-	-	-	-	-	-	-	-	(137,118)	-	(137,118)
Net loss	-	-	-	-	-	-	-	(10,156,759)	-	(34,173)	(10,190,932)
Balance, June 30, 2024	-	$ -	3,456,000	$ 34,557	(116)	$ (1)	60,971,740	$ (51,964,332)	$ (712,614)	$ (146,159)	$ 8,183,191
Issuance of common stock upon exercise of warrants	-	-	799,447	7,994	-	-	(55)	-	-	-	7,939
Stock awards issued to employees	-	-	99,500	995	-	-	189,050	-	-	-	190,045
Issuance of restricted stock to vendors	-	-	33,655	337	-	-	47,663	-	-	-	48,000
Issuance of common stock, net of issuance costs	-	-	2,934,659	29,347	-	-	4,575,518	-	-	-	4,604,865
Foreign currency translation gain	-	-	-	-	-	-	-	-	384,670	-	384,670
Net loss	-	-	-	-	-	-	-	(10,568,733)	-	(36,153)	(10,604,886)
Balance, June 30, 2025	-	$ -	7,323,261	$ 73,230	(116)	$ (1)	$65,783,916	$ (62,533,065)	$ (327,944)	$ (182,312)	$ 2,813,824

The accompanying notes are an integral part of these consolidated financial statements.

Intelligent Bio Solutions Inc.
Consolidated Statements of Cash Flows

		Year Ended June 30,		
		2025		**2024**
Cash Flows from Operating Activities				
Net loss	$	(10,604,886)	$	(10,190,932)
Adjustments to reconcile net loss to cash used in operating activities:				
Depreciation and amortization		970,117		974,355
Amortization of right-of-use assets		243,632		238,730
Impairment of long-lived assets		220,062		-
Non-cash loss on foreign currency translation, net		-		1,178
Provision for credit losses		546		6,772
Provision for inventory obsolescence		-		69,676
Stock-based compensation		238,045		230,496
Non-cash refund of R&D expenditure claims		(137,696)		-
Fair value gain on revaluation of holdback Series C Preferred Stock		-		(175,738)
Non-cash other operating activities		113,645		(24,177)
Changes in operating assets and liabilities:				
Accounts receivable		(164,910)		(135,843)
Inventories		142,322		202,370
Grant receivable / deferred grant income		(2,486,668)		148,611
Research and development tax incentive receivable		(209,076)		(26,574)
Other current assets		(329,404)		55,219
Accounts payable and accrued expenses		2,577,151		(632,950)
Long-term employee benefit liabilities		21,306		(364,149)
Operating lease liabilities		(271,499)		51,387
Net cash used in operating activities		(9,677,313)		(9,571,569)
Cash Flows from Investing activities				
Purchase of property and equipment		(231,838)		(221,426)
Net cash used in investing activities		(231,838)		(221,426)
Cash flows from Financing Activities				
Proceeds from issuance of common stock and warrants, net of issuance costs		4,589,866		3,786,164
Proceeds from exercise of warrants, net of issuance costs		7,939		1,656,811
Proceeds from private placement, net of issuance costs		-		9,117,581
Net cash provided by financing activities		4,597,805		14,560,556
Effect of foreign exchange rates on cash and cash equivalents		27,157		(707)
Net decrease (increase) in cash and cash equivalents		(5,284,189)		4,766,854
Cash and cash equivalents, beginning of period		6,304,098		1,537,244
Cash and cash equivalents, end of the period	$	1,019,909	$	6,304,098
Non-cash investing and financing activities				
Equity issuance costs in accounts payable and accrued expenses	$	14,999	$	-
Conversion of preferred shares into common shares	$	-	$	57,287
Conversion of holdback Series C Preferred Stock into common stock	$	-	$	32,762
Issuance of common stock upon cashless exercise of Series F warrants	$	55	$	6,551

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. <u>ORGANIZATION AND DESCRIPTION OF THE BUSINESS</u>

Business

Intelligent Bio Solutions Inc. and its wholly owned Delaware subsidiary, GBS Operations Inc., were each formed on December 5, 2016, under the laws of the state of Delaware. The Company's Australian subsidiary, Intelligent Bio Solutions (APAC) Pty Ltd, was formed on August 4, 2016, under the laws of New South Wales, Australia and was renamed to Intelligent Bio Solutions (APAC) Pty Ltd on January 6, 2023. On October 4, 2022, INBS acquired Intelligent Fingerprinting Limited ("IFP"), a company registered in England and Wales. The Company's headquarters are in New York, New York.

Unless context requires or indicates otherwise, the terms "we," "us," "our," "Company," or "INBS" refer to Intelligent Bio Solutions Inc. together with its consolidated subsidiaries.

Intelligent Bio Solutions Inc. is a medical technology company focused on developing and delivering intelligent, rapid, non-invasive testing and screening solutions. The Company operates globally with the objective of providing innovative and accessible solutions that improve the quality of life.

NOTE 2. <u>LIQUIDITY AND GOING CONCERN</u>

Through June 30, 2025, Company has financed its operations primarily though proceeds from public offerings and private placements of equity securities, existing trade and shareholder financing arrangements, and the incurrence of debt. The Company incurred net losses of $10,568,733 and $10,156,759 (after losses attributable to non-controlling interest) for the years ended June 30, 2025 and 2024, respectively. As of June 30, 2025, the Company has shareholders' equity of $2,813,824, working capital deficit of $1,212,419, and an accumulated deficit of $62,533,065.

The Company anticipates operating losses for the foreseeable future. The Company does not expect to generate positive cash flows from operating activities and may continue to incur operating losses until it sufficiently delivers on its objectives which include completion of the regulatory approval process in the United States of America (USA) and other markets where such approval may be required, expansion of its revenue base into target markets, and the continued development of its products. The ability to achieve these objectives is subject to inherent risks and no assurance can be provided that these objectives will be fully achieved within the next 12 months.

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise a substantial doubt about its ability to continue as going concern within one year after the date of release of these consolidated financial statements. Management believes there is a material risk that the Company's cash and cash equivalents as of June 30, 2025, of approximately $1.02 million, will be insufficient to fund its current operating plan through at least the next twelve months from the issuance of these consolidated financial statements. Accordingly, the Company will be required to raise additional funds during the next 12 months. However, there can be no assurance that when the Company requires additional financing, such financing will be available on terms which are favorable to the Company, or at all. If the Company is unable to raise additional funding to meet its working capital needs in the future, it will be forced to delay or reduce the scope of its research programs and/or limit or cease its operations. In addition, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Accordingly, these factors raise substantial doubt about the Company's ability to continue as a going concern unless it can successfully meet the stated objectives and/or raise additional capital.

The Company's consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

NOTE 3. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and the rules and regulations of the "SEC".

The consolidated financial statements and notes thereto give retrospective effect to the stock splits for all periods presented.

Principles of consolidation

These consolidated financial statements include the accounts of the Company, all wholly owned and majority-owned subsidiaries in which the Company has a controlling voting interest and, when applicable, variable interest entities in which the Company has a controlling financial interest and is the primary beneficiary. Investments in entities where the Company does not exert a controlling financial interest are not consolidated.

All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Management continually evaluates the estimates and judgments it uses. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that management believes will materially affect the methodology or assumptions utilized in making these estimates and judgments in these consolidated financial statements. Significant estimates inherent in the preparation of the accompanying consolidated financial statements including the useful lives and impairments of long-lived assets, realizability of inventory, the allocation of transaction price among various performance obligations, fair value of warrants, realization of deferred tax assets and related uncertain tax positions, valuation of stock-based compensation awards and the allowance for credit losses. Actual results could materially differ from these judgments and estimates under different assumptions or conditions.

Segment Reporting

ASC 280, Segment Reporting ("ASC 280"), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company's Chief Executive Officer performs the function that allocates resources and assesses performance, and thus serves as the Company's CODM. The CODM reviews the assets, operating results, and financial metrics for four geographic segments:

● Americas consists of North America and South America
● United Kingdom consists of England, Scotland, Northern Ireland and Wales
● Asia Pacific ("APAC") consists of South East Asia and Oceania
● Rest of the World consists of all other countries

The CODM decides how to allocate resources based on a review of financial information presented on a consolidated basis accompanied by disaggregated information about revenue by product types, other income and long-lived assets for the purpose of allocating resources and evaluating financial performance for each geographic region. Accordingly, management has determined that there are four reportable segments.

Accounts Receivable and Allowances for Credit Losses

Accounts receivable primarily arise out of sales to customers. The allowance for credit losses is an amount equal to the estimated probable losses net of recoveries in accounts receivable using the incurred loss methodology. After considering current economic conditions and financial stability of its customers, an allowance for credit losses is maintained at a level which management believes is sufficient to cover all probable future credit losses as of the balance sheet date based on specific reserves and an expectation of future economic conditions that might impact collectability. Accounts receivable are carried net of allowances for credit losses as of June 30, 2025 and 2024. Account balances are charged off against the allowance when all reasonable attempts to collect have failed. Actual write-offs may be in excess of the Company's estimated allowance. The allowance for credit losses was $546 and $6,772 as of June 30, 2025 and 2024, respectively.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of 90 days or less to be cash equivalents. The carrying values of cash and cash equivalents approximate their fair values due to the short-term nature of these instruments. As of June 30, 2025 and 2024, there were no cash equivalents.

Concentration of credit risk

The Company places its cash and cash equivalents, which may at times be in excess of the Australia Financial Claims Scheme, Financial Services Compensation Scheme or the United States' Federal Deposit Insurance Corporation insurance limits, with high credit quality financial institutions and attempts to limit the amount of credit exposure with any one institution. The amounts over these insured limits as of June 30, 2025 and 2024 were $541,074 and $5,781,130, respectively. No losses have been incurred to date on any deposits.

Major Customer - One customer accounted for 8.9% and 11.5% of revenues for the years ended June 30, 2025 and 2024, respectively.

Major Supplier - The Company's largest suppliers accounted for 19.4% and 30.7% of purchases for the years ended June 30, 2025 and 2024, respectively. The Company relies on various suppliers for its operations. For the purpose of supplier concentration analysis, "purchases" include only invoiced costs directly attributable to direct material costs.

Fair value measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1-Quoted prices in active markets for identical assets or liabilities.

Level 2-Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3-Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following techniques:

Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

Income approach: Techniques to convert future amounts to a single present value amount based upon market expectations (including present value techniques, option pricing, and excess earnings models).

The Company believes its valuation methods are appropriate and consistent with other market participants, however the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The carrying amounts of cash equivalents, prepaid and other assets, accounts payable and accrued liabilities are representative of their respective fair values because of the short-term nature of those instruments.

Inventories, net

Inventory cost is determined using the weighted-average method and valued at the lower of cost or net realizable value. Cost comprises direct materials and, where applicable, other costs that have been incurred in bringing the inventories to their present location and condition. The Company periodically reviews its inventories and makes a provision as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value.

Equity offering costs

The Company complies with the requirements of Accounting Standards Codification ("ASC") 340, *Other Assets and Deferred Costs*, with regards to offering costs. Prior to the completion of an offering of its equity securities, offering costs are capitalized as deferred offering costs on the consolidated balance sheets. The deferred offering costs will be charged to shareholders' equity upon the completion of the related offering.

Property and Equipment, net

In accordance with the ASC 360, *Property, Plant, and Equipment*, the Company's property, plant and equipment ("PPE"), is stated at cost net of accumulated depreciation and impairment losses, if any. Additions and significant improvements are capitalized while maintenance and repairs are expensed as incurred. Expenditures that extend the useful life of an asset are capitalized.

Costs incurred to acquire, construct, or install PPE, before the assets are ready for use, are capitalized as construction in progress ("CIP"). The carrying amount of assets purchased or constructed using the grant funds are presented net of grant proceeds. CIP is not depreciated until such a time when the asset is substantially completed and ready for its intended use. Expenditure on maintenance and repairs are charged to operations in the period in which the expense is incurred. Construction in progress represents costs attributed to the construction of a manufacturing facility in Australia.

The Company capitalizes direct costs of materials and services consumed in developing or obtaining internal-use software. The Company also capitalizes payroll and related costs for employees who are directly associated with the development of software products for internal use, to the extent of the time spent directly on the development of software. Capitalization of costs begins during the application development stage and ends when the software is available for general use. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred.

Property and equipment carrying values are reviewed for impairment when events or circumstances indicate that the asset group to which the property and equipment belong might be impaired.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms:

- Other equipment – 3 years

- Software – 5 years

- Production equipment – 2-4 years

- Leasehold improvements – shorter of asset's estimated useful life and the remaining term of the lease

When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized.

Leases

The Company determines if an arrangement is a lease at its inception. Lease arrangements are comprised primarily of real estate for which the right-of-use ("ROU") assets and the corresponding lease liabilities are presented separately on the consolidated balance sheet.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The lease term includes options to extend the lease when it is reasonably certain that the option will be exercised. Leases with a term of 12 months or less are not recorded on the consolidated balance sheet.

The Company accounts for the lease and non-lease components as a single lease component. Therefore, minimum lease payments used to measure the lease liability include all of the fixed consideration in the contract.

The Company uses its estimated incremental borrowing rate in determining the present value of lease payments considering the term of the lease, which is derived from information available at the lease commencement date, considering publicly available data for instruments with similar characteristics.

Leases with an initial term of 12 months or less are considered short-term leases and are not recorded on the consolidated balance sheets. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term in the same line item as expense arising from fixed lease payments, which is generally within selling, general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income (loss).

Intangible assets

Intangible assets are considered long-lived assets and are recorded at cost, less accumulated amortization and impairment losses, if any. The definite-lived intangible assets are amortized over their estimated useful lives, which do not exceed any contractual periods.

Certain of our intangible assets have been assigned an indefinite life as we currently anticipate that these trade names and trademarks will contribute cash flows to the Company indefinitely. Indefinite-lived intangible assets are not amortized but are evaluated at least annually to determine whether the indefinite useful life is appropriate. Amortization is recorded on a straight-line basis over their estimated useful lives. Intangible assets acquired from a foreign operation are translated from the foreign entity's functional currency to the presentational currency based on the exchange rate at the reporting date.

Long-lived assets

Long-lived assets consist of property and equipment, right-of-use assets and intangible assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of impairment is calculated as the difference between the carrying value and the estimated fair value of the asset.

Assets held for sale

Long-lived assets (including disposal groups) are classified as "Assets held for sale" when all of the applicable criteria are met in accordance with ASC 360-10-45-9:

- Management commits to a plan to sell the asset or disposal group,
- The disposal group is available to sell in its present condition,
- There is an active program to locate a buyer,
- The disposal group is being actively marketed at a reasonable price in relation to its fair value,
- Significant changes to the plan to sell are unlikely, and
- The sale of the disposal group is generally probable of being completed within one year.

Assets and liabilities held for sale are presented separately within the consolidated balance sheets with any adjustments necessary to measure the disposal group at the lower of its carrying value or fair value less costs to sell. Depreciation of property and equipment is not recorded while these assets are classified as assets held for sale. The fair value of a disposal group, less any costs to sell, is assessed each reporting period it remains classified as held for sale and any remeasurement to the lower of carrying value or fair value less costs to sell is reported as an adjustment to the carrying value of the disposal group recorded in other expense, net in consolidated statements of operations. We measured assets held for sale at fair value based on level 1 inputs. See note 7—Assets held for sale for further information.

In June 2025, the Company determined that assets purchased for a manufacturing facility that was under development would not be used in the facility and there was no alternative use thus management commenced the sale of the equipment, which met the criteria to be held for sale. The assets were reclassified as assets held for sale in our consolidated balance sheets as of June 30, 2025. As a result, we evaluated the assets to ensure they were recorded at the lower of their carrying value or fair value less costs to sell. The quantitative impairment test included a comparison of estimated sales proceeds less cost to sell to the carrying value of the assets. As a result of this analysis, we recorded a loss of $220,062, which is reflected as an impairment loss on our consolidated statements of operations for the year ended June 30, 2025.

Revenue recognition

In accordance with ASC 606, *Revenue from Contracts with Customers*, the Company recognizes revenue when it satisfies its performance obligations as evidenced by transfer of control of promised goods to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Control generally transfers to the customer upon shipment to, or upon receipt by, the customer depending on the terms of sale with the customer. In certain arrangements the Company receives payment before the customer receives the promised good. These payments are initially recorded as deferred revenue, a contract liability, and will be recognized as revenue in the period when control is transferred to the customer.

As of June 30, 2025 and 2024, the Company did not have any contracts assets or contract liabilities.

Disaggregated revenue

The following table disaggregates the Company's revenue by product type:

| | Year Ended June 30, | | | |
	2025		2024	
Sales of goods - cartridges	$	1,762,153	$	1,549,409
Sales of goods - readers		711,737		938,897
Other sales		578,642		623,475
Total revenue	$	3,052,532	$	3,111,781

Government support income

Government support income on the accompanying consolidated statements of operations and other comprehensive income (loss) consists of grant income and a research and development ("R&D") tax refund and is summarized as follows:

| | Year ended June 30, | | | |
	2025		2024	
Grant income	$	271,780	$	-
R&D tax refund		545,121		424,776
Total government support income	$	816,901	$	424,776

a) Grant income

On June 30, 2021, the Company executed a definitive grant agreement with the Australian Government to assist with building a manufacturing facility. The grant had a total value of up to $4.7 million upon the achievement of certain milestones until March 28, 2024 (extended to March 28, 2025 on April 16, 2024). Proceeds from the grant were used primarily to reimburse the Company for costs incurred in the construction of the manufacturing facility.

Accounting for the grant does not fall under ASC 606, *Revenue from Contracts with Customers*, as the Australian Government will not benefit directly from our manufacturing facility. As there is no authoritative guidance under US GAAP on accounting for grants to for-profit business entities, we applied International Accounting Standards ("IAS") 20, *Accounting for Government Grants and Disclosure of Government Assistance*, by analogy when accounting for the Australian Government grant to the Company. Furthermore, disclosures made below are in accordance with the disclosure requirements of Accounting Standards Update ("ASU") 2021-10, *Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance*.

The Australian Government grant proceeds, which will be used to reimburse construction costs incurred, meet the definition of grants related to assets as the primary purpose for the payments is to fund the construction of a capital asset. Pursuant to IAS 20, the Company elected to record the grants received initially as deferred income and deduct the grant proceeds received from the gross costs of the assets or construction in progress ("CIP") and the deferred grant income liability.

In the fourth quarter of fiscal 2025, upon the end of the project deadline for the construction of a manufacturing facility in Australia, a grant acquittal audit was completed by an independent auditor in relation to the grant received from the Australian Government. As a result of the grant acquittal audit, the Company determined the amount owed to the Australian Government was $2,172,108 as of June 30,2025, which is recorded on the consolidated balance sheets in "Accounts payable and accrued expenses". The Company decided to dispose of the corresponding CIP assets as they had no alternative use to the Company (also refer to Note 7, Assets held for sale). The CIP assets were reclassified to "Assets held for sale" on the consolidated balance sheet as of June 30, 2025. A total of $0 and $543,410 was recognized as CIP asset on the consolidated balance sheets as of June 30, 2025 and 2024, respectively.

Under IAS 20, government grants are initially recognized when there is reasonable assurance the conditions of the grant will be met and the grant will be received. As of June 30, 2021, management concluded that there was reasonable assurance the grant conditions will be met and all milestone payments received. The total grant value of $4.7 million was recognized as both a grant receivable and deferred grant income on the grant effective date. The project was delayed due to global shortages of semiconductors that are used in manufacturing equipment and global supply chain disruption due to the coronavirus pandemic in the preceding year. The Company had only completed 4 of the 8 milestones in the grant agreement as of June 30, 2024. On April 16, 2024, the Company had entered into a Deed of Variation with Australian Government, Department of Industry, Science and Resources, extending the project completion date to March 28, 2025. The deed of variation also made certain modifications to the project costs. The overall budget of the project was reduced by $1.65 million to account for the changes in scope of the project.

After initial recognition, under IAS 20, government grants are recognized in earnings on a systematic basis in a manner that mirrors the manner in which the Company recognizes the underlying costs for which the grant is intended to compensate. Pursuant to IAS 20, the Company has elected to recognize government grant income separately within other income for operating expenditures. Similarly, for capital expenditures, the carrying amount of assets purchased or constructed out of the grant funds are presented net by deducting the grant proceeds received from the gross costs of the assets or CIP and deferred grant income liability. There was $271,780 and $0 was recognized as deferred grant income during the years ended June 30, 2025 and 2024, respectively.

b) R&D tax refund

The Company incurs R&D expenditures in Australia and the United Kingdom that offers tax credits of 43.5% and 14.5% respectively, which are fully refundable. The Company measures the R&D tax refund by considering the time spent by employees on eligible R&D activities and R&D costs incurred to external service providers. A total of $545,121 and $424,776 of R&D tax refund income was recognized in other income during the years ended June 30, 2025 and 2024, respectively.

The R&D tax refund receivable is recognized when there is a reasonable assurance that the amount will be recovered in full through future claims. At June 30, 2025 and 2024, the R&D tax incentive receivable was $734,408 and $525,332, respectively.

Selling, general and administrative expenses (SG&A)

Selling, general and administrative expenses represent indirect operating costs incurred in connection with product sales and corporate administration. SG&A costs include:

- Salaries, benefits, stock-based compensation, and severance for administrative and sales support staff
- Marketing, advertising, promotional expenses
- Investor relationship (IR) costs
- Occupancy costs
- Professional services related to legal, audit and other services
- Insurance costs
- Travel, utilities and other general expenses

SG&A does not include costs related to manufacturing or R&D. Costs that are directly attributable to production are classified as cost of revenue, while expenses related to product development are recorded as development and regulatory approval expenses.

Development and regulatory approval costs

Development and regulatory approval costs include external expenses incurred under arrangements with third parties; salaries and personnel-related costs; license fees to acquire in-process technology; R&D related costs; intellectual property acquired for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and other expenses. The Company recognizes the benefit of refundable R&D tax refunds as a R&D tax refund income when there is reasonable assurance that the amount claimed will be recovered though the future claims.

Warrants

The Company evaluates the appropriate balance sheet classification of warrants that are issued as either equity or as a derivative liability. The Company classifies a warrant as equity if it is "indexed to the Company's equity" and meets several specific conditions for equity classification. A warrant is not considered "indexed to the Company's equity," in general, when it contains certain types of exercise contingencies or potential adjustments to its exercise price. If a warrant is not indexed to the Company's equity or it has net cash settlement provisions that result in the warrants being accounted for under ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480") or ASC 815, *Derivatives and Hedging* ("ASC 815"), it is classified as a derivative liability and carried on the consolidated balance sheets at fair value with any changes in its fair value recognized in the statements of operations and comprehensive income (loss). At June 30, 2025 and 2024, all of the Company's outstanding warrants were classified as equity.

Equity-Based Compensation

Equity-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, if any, based on the terms of the awards. The fair value of the stock-based payments to employees and non-employees that are fully vested and non-forfeitable at the grant date is measured at their grant date fair value, unless there is a contractual term for services in which case such compensation would be amortized over the contractual term.

Employee benefits

The costs of short-term employee benefits are recognized as a liability and an expense unless those costs are required to be recognized as part of the cost of inventories or non-current assets. The cost of any unused holiday entitlement is recognized in the period in which the employee's services are received. Termination benefits are recognized immediately as an expense when the Company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.

The Company has recognized the obligation for unpaid salaries, director fees, holiday leaves, retirement benefits and long service leave entitlements as employee benefits. Employee benefit obligations are classified as either current or non-current liabilities in the accompanying consolidated balance sheets based on the timing of expected settlement.

Advertising expenses

Advertising expenses are expensed as they are incurred. For the years ended June 30, 2025, and 2024, $1,554,773 and $725,422 of advertising expenses, respectively, were incurred and classified within selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

Foreign currency

The Company's reporting currency is the U.S. Dollar ("USD"). The functional currency for each foreign subsidiary included in these consolidated financial statements is the applicable local currency of each entity.

For each entity whose functional currency is not the USD, assets and liabilities are translated into USD using the exchange rate in effect on the balance sheet date and revenue and expenses are translated into USD using the average rate in effect for year. Translation gains and losses are recorded as a foreign currency translation adjustment as a component of other comprehensive income (loss), which is a component of accumulated other comprehensive income (loss) on the accompanying consolidated balance sheets.

Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Comprehensive income (loss)

*Co*mprehensive income (loss) includes net loss as well as other changes in shareholders' equity that result from transactions and economic events other than those with shareholders. For the years ended June 30, 2025 and 2024, these changes related to foreign currency translation gains and losses. There were no reclassifications out of comprehensive income (loss) for the years ended June 30, 2025 and 2024.

Income taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates as part of preparing the consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences, together with net operating loss carryforwards and tax credits, are recorded as deferred tax assets or liabilities on the Company's consolidated balance sheet. Deferred income tax assets and liabilities are measured using enacted tax rates, for the appropriate tax jurisdiction, which are expected to be in effect when these differences are anticipated to reverse.

A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. A valuation allowance may be required to reduce deferred tax assets to the amount that is more likely than not to be realized. In the event the Company determines that it may not be able to realize all or part of its deferred tax asset in the future or that new estimates indicate that a previously recorded valuation allowance is no longer required, an adjustment to the deferred tax asset is charged or credited to income in the period of such determination.

The Company recognizes tax positions that meet a "more likely than not" (greater than 50 percent likelihood) minimum recognition threshold. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision when incurred and would include accrued interest and penalties with the related tax liability in the consolidated balance sheets. The Company has no uncertain tax positions or related interest or penalties requiring accrual at June 30, 2025 and 2024.

Net loss per share

The Company calculates earnings per share attributable to common shareholders in accordance with ASC 260, *Earning Per Share*. Basic net loss per share attributable to common shareholders is calculated by dividing net loss attributable to common shareholders by the weighted average number of common stock outstanding during the period. Diluted net loss per common share is calculated by dividing net loss attributable to common shareholders by weighted average common stock outstanding during the period plus potentially dilutive common stock, such as share warrants.

Potentially dilutive common stock are calculated in accordance with the treasury share method, which assumes that proceeds from the exercise of all warrants are used to repurchase common stock at market value. The number of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities.

As the Company has incurred net losses in all periods, certain potentially dilutive securities, including convertible preferred stock, warrants to acquire common stock, and convertible notes payable have been excluded in the computation of diluted loss per share as the effects are antidilutive.

The following outstanding warrants were excluded from the computation of diluted net loss per share for the periods presented because their effect would have been anti-dilutive:

	June 30, 2025	June 30, 2024
Warrants	5,508,496	6,310,684

Reclassification

Certain comparative amounts for prior periods have been reclassified to conform to current period presentations. These reclassifications had no effect on net income, loss per share, cash flows, assets, liabilities, or stockholders' equity as previously reported.

Recent accounting pronouncements

As the Company is an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act.

Adopted:

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* ("ASU 2021-08"). ASU -08 requires that an acquirer recognizes, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. Prior to this ASU, an acquirer generally recognized contract assets acquired, and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The ASU was effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The ASU is to be applied prospectively to business combinations occurring on or after the effective date of the amendment. The Company has adopted ASU 2021-08. Adoption of ASU 2021-08 did not impact our financial position, results of operations or cash flows.

In November 2023, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker, or CODM, and included within each reported measure of segment profit or loss. All disclosure requirements under ASU 2023-07 are required for public entities with a single reportable segment. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis, with early adoption permitted. The Company adopted ASU 2023-07 effective June 30, 2025, for the annual period beginning July 1, 2024. While the adoption has no impact on our consolidated financial statements, it has resulted in incremental disclosures within the footnotes to our consolidated financial statements. Refer to Note 4, Segment Reporting for the inclusion of the new required disclosures.

Pending adoption:

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU requires greater disaggregation of information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The ASU applies to all entities subject to income taxes and is intended to help investors better understand an entity's exposure to potential changes in jurisdictional tax legislation and assess income tax information that affects cash flow forecasts and capital allocation decisions. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The ASU should be applied on a prospective basis although retrospective application is permitted. We are currently evaluating the impact of this standard on our disclosures.

On November 4, 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense*s, which is intended to enhance transparency of the nature and function of expenses, primarily through additional disclosures of certain cost and expenses. ASU 2024-03 will be effective for our annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted, and is required to be applied prospectively with the option of retrospective application. We expect the adoption of this ASU will have no impact on our financial position or our results of operations but will result in additional disclosures.

NOTE 4. <u>SEGMENT REPORTING</u>

ASC 280, *Segment Reporting*, establishes standards for the manner in which companies report financial information about operating segments, products, services, geographic areas and major customers.

Our Segments

During the year ended June 30, 2025, the revised our reportable segments to a region-focused structure, aligning with changes in our business and organizational structure. This transition was driven by several key developments, including the end of project for the construction of a manufacturing facility in Australia during the fourth fiscal quarter of fiscal 2025 and the reversion of intellectual property rights to the University of Newcastle following the liquidation of LSBD, the former licensor. These events prompted a reassessment of the Company's operating model and strategic priorities, resulting in the adoption of a region-based segment reporting structure that better aligns with the geographic focus of the business and how management evaluates performance and allocates resources.

The following tables set forth the Company's revenue, government support income, net loss and long-lived assets and inventories by operating and reportable segments.

A) Revenue, government support income and net loss

		Year Ended June 30,		
		2025		2024
Revenue(1)				
United Kingdom	$	2,868,027	$	2,894,197
APAC		29,167		43,955
Americas		22,638		11,407
Rest of world		132,700		162,222
Total Revenue	$	3,052,532	$	3,111,781
Government Support Income				
United Kingdom	$	169,208	$	210,605
APAC		647,693		214,171
Total Government Support Income	$	816,901	$	424,776
Net Income (Loss) (1)				
United Kingdom	$	(2,933,973)	$	(3,121,128)
APAC		(3,474,856)		(3,286,034)
Americas		(4,300,017)		(3,911,798)
Rest of world		103,960		128,028
Total Net Loss	$	(10,604,886)	$	(10,190,932)

(1)   Comparative amounts for the prior period have been reclassified to conform to current period presentations.

B) Long-lived assets and inventories, net

		Year Ended June 30		
		2025		2024
Long-lived assets, net				
United Kingdom	$	3,906,667	$	4,626,798
APAC		204,497		617,822
Americas		-		-
Rest of world		-		-
Total Long-Lived Assets	$	4,111,164	$	5,244,620
Inventories, net				
United Kingdom	$	564,559	$	731,813
APAC		70,656		45,724
Americas		-		-
Rest of world		-		-
Total Inventories	$	635,215	$	777,537
Total Long-Lived Assets and Inventories, net	$	4,746,379	$	6,022,157

The Company's segment revenue, segment expenses, segment net income (loss), and a reconciliation of the total reportable segment's net income (loss) to the consolidated net income(loss) are as follows:

| | Year ended June 30, 2025 | | | | |
	United Kingdom	APAC	Americas	Rest of world	Total
Revenue	$ 2,868,027	$ 29,167	$ 22,638	$ 132,700	$ 3,052,532
Add: Government support income	169,208	647,693	-	-	816,901
Less: Cost of revenue (exclusive of amortization shown separately below)	(1,722,369)	(41,576)	(12,988)	(28,740)	(1,805,673)
Selling, general and administrative expenses	(2,512,262)	(2,928,367)	(3,443,288)	-	(8,883,917)
Development and regulatory approval expenses	(531,299)	(910,031)	(955,183)	-	(2,396,513)
Depreciation and amortization	(1,168,155)	(39,720)	-	-	(1,207,875)
Impairment of long-lived assets	-	(220,062)	-	-	(220,062)
Other segment items (2)	(37,123)	(11,960)	88,804	-	39,721
Segment net income (loss)	$ (2,933,973)	$ (3,474,856)	$ (4,300,017)	$ 103,960	$ (10,604,886)
Reconciliation of net income (loss)					
Adjustment and reconciling items	-	-	-	-	-
Consolidated net income (loss)	$ (2,933,973)	$ (3,474,856)	$ (4,300,017)	$ 103,960	$ (10,604,886)

(2) Other segment items included interest income, interest expense, realized currency loss and Fair value gain on revaluation of financial instrument.

| | Year ended June 30, 2024 | | | | |
	United Kingdom	APAC	Americas	Rest of world	Total
Revenue (1)	$ 2,894,197	$ 43,955	$ 11,407	$ 162,222	$ 3,111,781
Add: Government support income	210,605	214,171	-	-	424,776
Less: Cost of revenue (exclusive of amortization shown separately below) (1)	(1,588,698)	(52,812)	(10,451)	(34,194)	(1,686,155)
Selling, general and administrative expenses	(2,983,697)	(2,827,376)	(3,447,423)	-	(9,258,496)
Development and regulatory approval expenses	(421,499)	(542,456)	(709,851)	-	(1,673,806)
Depreciation and amortization	(1,161,101)	(40,173)	-	-	(1,201,274)
Impairment of long-lived assets	-	-	-	-	-
Other segment items (2)	(70,935)	(81,343)	244,520	-	92,242
Segment net income (loss)	$ (3,121,128)	$ (3,286,034)	$ (3,911,798)	$ 128,028	$ (10,190,932)
Reconciliation of net income (loss)					
Adjustment and reconciling items	-	-	-	-	-
Consolidated net income (loss)	$ (3,121,128)	$ (3,286,034)	$ (3,911,798)	$ 128,028	$ (10,190,932)

(1) Comparative amounts for the prior period have been reclassified to conform to current period presentations.

(2) Other segment items included interest income, interest expense, realized currency loss and Fair value gain on revaluation of financial instrument.

NOTE 5. <u>ACCOUNTS RECEIVABLE, NET</u>

Accounts receivable, net consist of the following:

	June 30, 2025	June 30, 2024
Accounts receivable	$ 595,160	$ 436,476
Less: Allowance for credit losses	(546)	(6,772)
Accounts receivable, net	**$ 594,614**	**$ 429,704**

NOTE 6. <u>INVENTORIES, NET</u>

Inventories consist of the following:

	June 30, 2025	June 30, 2024
Work-in-progress	$ 205,083	$ 188,693
Finished goods	430,132	588,844
Inventories, net	**$ 635,215**	**$ 777,537**

NOTE 7. <u>ASSETS HELD FOR SALE</u>

Assets held for sale consist of the following:

	June 30, 2025	June 30, 2024
Construction in progress (CIP)	$ 327,500	$ -
Assets held for sale	$ 327,500	$ -

In June 2025, the Company determined that assets purchased for a manufacturing facility that was under development would not be used in the facility and the Company had no alternative use. Therefore, management committed to a plan to sell the assets (the "Disposal Group"). The Disposal Group was reclassified to Assets Held for Sale in the accompanying consolidated balance sheet as of June 30, 2025. Depreciation of the Disposal Group will not be recorded while these assets are classified as held for sale. The Company performance an assessment of the Disposal Group and determined the carrying value of the disposal group exceeded the fair value less costs to sell. As a result, the Company recorded an impairment loss of $220,062, which is included as impairment of long-lived assets in the accompanying consolidated statements of operations and comprehensive income (loss) for the year ended June 30, 2025.

The Company has not disposed of any assets held for sale during the fiscal year ended June 30, 2025.

NOTE 8. <u>OTHER CURRENT ASSETS</u>

Other current assets consist of the following:

	June 30, 2025	June 30, 2024
Prepayments	$ 364,044	$ 363,071
Goods and services tax receivable	250,088	17,011
Deposits	125,685	111,189
Deferred charges	67,160	-
Other receivables	19,999	6,301
Total	**$ 826,976**	**$ 497,572**

NOTE 9. <u>PROPERTY AND EQUIPMENT, NET</u>

Property and equipment consist of the following:

	June 30, 2025	June 30, 2024
Production equipment	$ 38,827	$ 35,724
Leasehold improvements	21,818	20,074
Other equipment	42,731	27,417
Software	236,113	-
Construction in progress (CIP)	-	543,410
Gross property and equipment	339,489	626,625
Less: accumulated depreciation and amortization	(88,164)	(60,775)
Property and equipment, net	$ 251,325	$ 565,850

The Company recorded depreciation expense of $14,955 and $15,108 in relation to the depreciation of property and equipment for the years ended June 30, 2025, and 2024 respectively.

The following table summarizes the amount of CIP recorded in property and equipment, net on the consolidated balance sheets:

	June 30, 2025 *	June 30, 2024
Investments in construction in progress	$ 1,099,720	$ 1,086,820
Less: 50% contributed under government grant	(549,860)	(543,410)
Less: Impairment of construction in progress	(222,360)	-
Less: Amount reclassified to assets held for sale	(327,500)	-
Carrying amount	$ -	$ 543,410

* Refer to Note 7 for details.

NOTE 10. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following as June 30, 2025:

	Weighted average useful lives (years)	Remaining weighted average useful lives (years)	Acquisition cost	Effect of foreign currency	Accumulated amortization	Carrying value
Technology	7 years	4.25 years	$ 5,119,000	$ 1,089,182	$ 2,554,906	$ 3,653,276
Customer relationships	3 years	0.25 years	252,000	53,619	280,151	25,468
Trade names and trademarks	Indefinite	Indefinite	92,000	19,575	-	111,575
Total intangible assets			$ 5,463,000	$ 1,162,376	$ 2,835,057	$ 3,790,319

Intangible assets, net consist of the following as of June 30, 2024:

	Weighted average useful lives (years)	Remaining weighted average useful lives (years)	Acquisition cost	Effect of foreign currency	Accumulated amortization	Carrying value
Technology	7 years	5.25 years	$ 5,119,000	$ 593,026	$ 1,559,822	$ 4,152,204
Customer relationships	3 years	1.25 years	252,000	29,194	164,030	117,164
Trade names and trademarks	Indefinite	Indefinite	92,000	10,658	-	102,658
Total intangible assets			$ 5,463,000	$ 632,878	$ 1,723,852	$ 4,372,026

Intangible assets recognized from the acquisition of IFP were allocated to the United Kingdom operating and reportable segment.

The cumulative balance of the accumulated amortization as of June 30, 2025 and 2024 was $ 2,835,057 and $1,723,852 respectively.

Expense related to the amortization of intangible assets charged to the consolidated statements of operations and other comprehensive income (loss) for the years ended June 30, 2025 and 2024 was $949,288 and $947,436, respectively.

Amortization expense for the intangible assets is expected to be as follows over the next five years, and thereafter:

2026	$ 885,062
2027	859,594
2028	859,594
2029	859,594
2030	214,900
Total	$ 3,678,744

NOTE 11. <u>ACCOUNTS PAYABLE AND ACCRUED EXPENSES</u>

Accounts payable and accrued expenses consist of the following:

	June 30, 2025	June 30, 2024
Grant refundable to Australian Government	$ 2,172,108	$ -
Accounts and other payables	897,258	602,337
Accruals	1,189,858	607,176
Goods and services tax payable	84,806	50,283
Accrued compensation and related payables	190,216	444,772
Total	$ 4,534,246	$ 1,704,568

NOTE 12. <u>NOTE PAYABLE</u>

The Company assumed a note payable due to a distributor as part of an acquisition. The unpaid principal balance of the loan accrues interest at a rate of 0.97% per annum. The balance is reduced by (i) payments of 10% of the Company's monthly worldwide gross revenue received in the preceding month and (ii) 50% of sales by the Company to the distributor

The classification of the notes payables is based on sales forecast prepared by the management.

NOTE 13. <u>LEASES</u>

The Company has two non-cancellable operating leases with original lease periods expiring in August 2025 and April 2026.

The components of operating lease expense are as follows:

	Year Ended June 30,	
	2025	2024
Amortization of operating lease right-of-use assets	$ 243,632	$ 238,730
Interest on operating lease liabilities	4,269	71,667
Total lease expense	$ 247,901	$ 310,397

As of June 30, 2025 and 2024, the weighted average remaining lease-term was 0.5 years and 1.3 years, respectively, and the weighted-average discount rate was 13.2%.

The reconciliation of the maturities of the operating leases to the operating lease liabilities recorded in the consolidated balance sheet as of June 30, 2025, is as follows:

2026	$ 86,910
Total lease payments	86,910
Less: present value discount	(2,251)
Lease liabilities	$ 84,659

NOTE 14. <u>SHAREHOLDERS' EQUITY</u>

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.01 per share, of which 7,323,261 and 3,456,000 were issued and outstanding as of June 30, 2025 and 2024, respectively.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock with a par value of $0.01 per share, of which 4,012,276 shares have been designated Series C Convertible Preferred Stock 5,728,723 shares have been designated Series E Convertible Preferred Stock. There were no shares of preferred stock issued or outstanding as of June 30, 2025 and 2024.

Warrants

As of June 30, 2025, there were warrants outstanding to purchase shares amounting to 5,508,496 of common stock, held by certain shareholders, with exercise prices ranging from $0.01 to $4,488 per share and a weighted-average exercise price of $16.07 per share. Each warrant initially represented the right to purchase one share of the Company's common stock and was subject to adjustment upon the occurrence of specified events including reverse stock splits.

The Company raised approximately $7,939 and issued 799,447 shares of common stock in connection with the exercise of outstanding warrants for the years ended June 30, 2025, respectively and the Company raised approximately $6,551,000 through the issuance of 655,086 shares of common stock upon the exercise of outstanding warrants the years ended June 30, 2024, respectively.

At The Market (ATM) Offering

As a result of the sale of shares of common stock by the Company pursuant to the previously disclosed ATM Agreement between the Company and Ladenburg, the Company has raised approximately $2,449,962 (net of commissions of approximately $75,774 paid to Ladenburg) as of August 12, 2025. Of this amount, the Company raised approximately $2,251,540 (net of commissions of approximately $69,637 paid to Ladenburg) through the sale and issuance of 1,434,659 shares of Company common stock pursuant to the ATM Agreement during the period between September 18, 2024, through to June 30, 2025. During the three months ended June 30, 2025, the Company raised approximately $765,201 (net of commissions of approximately $23,666 paid to Ladenburg) through the sale and issuance of 514,296 shares of Company common stock pursuant to the ATM Agreement.

February Offering

On February 20, 2025, the Company entered into an underwriting agreement with Ladenburg, as representative (the February Representative) for the underwriters named in Schedule 1 thereto, relating to an underwritten public offering of 1,304,348 shares of the Company's common stock. The public offering price for each share was $2.00 per share and the February Underwriters agreed to purchase 1,304,348 shares. The Company granted the February Underwriters a 45-day option to purchase an additional 195,652 shares of common stock at the public offering price of $2.00 per share, less the underwriting discounts and commissions. On February 20, 2025, the February Representative fully exercised the over-allotment option to purchase an additional 195,652 shares of common stock. All of the shares were sold by the Company. The February Offering closed on February 21, 2025. As a result of the overallotment option being exercised in full, the Company raised approximately $2,645,000 (net of underwriting discounts and commissions of approximately $355,000).

Advisory Agreement

On February 29, 2024, the Company entered into an Investor Relations and Corporate Development Advisory Agreement (the "ClearThink Agreement") with ClearThink Capital LLC ("ClearThink") pursuant to which ClearThink provides certain advisory and investor relations services to the Company. As consideration for such services, the Company agreed pay a fee consisting of: (a) an initial grant of 5,260 restricted shares of common stock (the "Initial Grant") and (b) a monthly fee consisting of (i) a cash fee of a $5,000 per month, and (ii) a grant of restricted common stock with a value of $4,000 per month ($12,000 per three-month period (a "Quarter")), with the number of shares of common stock in each such Quarterly issuance (each a "Quarterly Grant") calculated on the first business day of each Quarter based on the closing price of the Company's common stock on the last trading day of the immediately preceding Quarter. The ClearThink Agreement remains in effect until terminated by either party after three months from the effective date. For the year ended June 30, 2025, the Company recognized $48,000 of expense related to the ClearThink Agreement in the accompanying consolidated statements of operations and comprehensive income (loss). The Company issued 33,655 restricted stocks to ClearThink during the year ended June 30, 2025.

Stock-based payments under 2019 Stock Incentive Plan

On September 25, 2024, the Company granted its employees 99,500 shares of common stock as compensation. The Company recorded stock compensation expense of $190,045, based on a grant date fair value of $1.91 per share in the accompanying consolidated statement of operations and comprehensive income (loss). All shares of common stock granted vested immediately and there is no unrecognized share-based compensation expense as of June 30, 2025.

NOTE 15. <u>FAIR VALUE MEASUREMENTS</u>

Convertible notes

The Company held back 500,000 Series C Preferred Stock ("Closing Holdback Shares"), from former owners of an acquired entity for one year after the closing of the acquisition to secure potential indemnification claims by the Company against the former owners of the acquired entity. Each share of Series C Preferred Stock was convertible into 0.0125 shares of common stock. Effective one year after the closing of the acquisition, all Closing Holdback Shares were issued and immediately converted into an aggregate of 6,248 shares of common stock.

The following table provides a reconciliation of the beginning and ending balance of the Closing Holdback Shares (in the form of Series C Preferred Stock):

	Preferred stock carried at fair value (Level 2)
Balance at June 30, 2023	$ 208,500
Fair value of holdback Series C Preferred Stock at acquisition (Note 5)	(175,738)
Fair value gain on revaluation of holdback Series C Preferred Stock	(32,762)
Balance at June 30, 2024	$ -

NOTE 16. <u>COMMITMENTS AND CONTINGENCIES</u>

Agreement with CenExel

On August 1, 2024, the Company signed an agreement with CenExel to perform a method comparison clinical study as part of the Company's FDA 510(k) clinical study plan. As a part of the agreement, the Company is committed to pay $381,204 on completion of certain milestones. As of June 30, 2025, $89,007 remains payable under the agreement, which is accrued within current liabilities in the accompanying consolidated balance sheets within accounts payable and accrued expenses.

Legal Proceedings

From time to time, the Company may become a party to various legal proceedings arising in the ordinary course of business. Based on information currently available, the Company is not involved in any pending or threatened legal proceedings that it believes could reasonably be expected to have a material adverse effect on its financial condition, results of operations or liquidity. However, legal matters are inherently uncertain, and the Company cannot guarantee that the outcome of any potential legal matter will be favorable to the Company.

NOTE 17. <u>INCOME TAX</u>

The Company computes income taxes using the asset and liability method in accordance with FASB ASC Topic 740, *Income Taxes*. Under the asset and liability method, we determine deferred income tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities and measure them using currently enacted tax rates and laws. The Company provides a valuation allowance for deferred tax assets that, based on available evidence, are more likely than not to be realized. Realization of our net operating loss carryforward was not reasonably assured as of June 30, 2025 and 2024, and the Company has recorded a valuation allowance of $12,698,469 and $10,421,568, respectively against deferred tax assets in excess of deferred tax liabilities.

The components of net deferred taxes are as follows:

| | Year Ended June 30, | | |
	June 30, 2025		June 30, 2024
Deferred tax assets:			
Net operating loss - U.S.	$	5,206,430	$	4,182,278
Net operating loss - Foreign		7,293,562		6,090,380
Operating lease liabilities		18,342		-
Employee benefits		275,950		118,132
Inventory adjustments		-		(1,124)
Foreign exchange		(80,599)		31,902
Deferred tax assets		12,713,685		10,421,568
Less: valuation allowance		(12,698,469)		(10,421,568)
Deferred tax assets after valuation allowance		15,216		-
Deferred tax liabilities:			
Operating lease right-of-use assets		(15,216)		-
Deferred tax liabilities		(15,216)		-
Net deferred tax asset	$	-	$	-

Our statutory income tax rate is expected to be approximately 21%. The provision for income taxes consisted of the following:

| | Year Ended June 30, | | |
	2025		2024
Current	$	-	$	-
Deferred		-		-
Total	$	-	$	-

A reconciliation of statutory tax rates to effective tax rates were as follows in each of the periods presented:

| | Year Ended June 30, | |
	2025	2024
Federal income taxes at statutory rate	21.0%	21.0%
Different tax rate of subsidiary	0.8%	1.1%
Permanent differences	(4.2)%	(2.8)%
Cumulative adjustment to deferred taxes	4.2%	(9.1)%
Return to provision	(0.7)%	0.0%
Change in state tax rates and other	0.4%	(0.2)%
Change in valuation allowance	(21.5)%	(10.0)%
Effective tax rate	-%	-%

Deferred tax assets and liabilities reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss and tax credit carryforwards. Significant components of our deferred tax assets and liabilities were as follows for each of the dates presented:

| | Year Ended June 30, | | |
	2025		2024
U.S. federal statutory rate applies to pretax income (loss)	$	(2,227,026)	$	(1,848,116)
Different tax rate of subsidiary		(82,675)		(99,401)
Permanent differences		444,887		246,168
Cumulative adjustment to deferred taxes		(444,694)		797,234
Return to provision		74,111		-
Change in state tax rates and other		(41,504)		13,250
Change in valuation allowance		2,276,901		890,865
Total income tax provision (benefit)	$	-	$	-

As of June 30, 2025 and 2024, the company had federal and foreign income tax net operating loss carry forwards of $59,006,727 and $49,097,053, respectively, which expire at various dates ranging from 2038 through unlimited expiration.

NOTE 18. LOSS PER SHARE

Basic loss per common share is computed by dividing net loss allocable to common shareholders by the weighted average number of shares of common stock or common stock equivalents outstanding. Diluted loss per common share is computed similar to basic loss per common share except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock.

| | Years Ended June 30, | |
	2025	2024
Net loss attributable to Intelligent Bio Solutions Inc.	$ (10,568,733)	$ (10,156,759)
Basic and diluted net loss per share attributed to common shareholders	$ (2.00)	$ (6.38)
Weighted-average number of shares outstanding	5,273,643	1,592,746

The following outstanding warrants, options and preferred shares were excluded from the computation of diluted net loss per share for the periods presented because their effect would have been anti-dilutive:

	June 30, 2025	June 30, 2024
Warrants	5,508,496	6,310,684

NOTE 19. SUBSEQUENT EVENTS

At The Market (ATM) Offering

The Company raised approximately $198,421 (net of commissions of approximately $6,137 paid to Ladenburg) through the sale and issuance of 110,397 shares of common stock between June 30, 2025, through August 12, 2025.

Inducement Agreements

On July 25, 2025, the Company entered into warrant exercise inducement offer letters (each an "Inducement Agreement") with certain existing holders of certain Company warrants (collectively, the "Holders") to receive new warrants (the "Inducement Warrants" or "Series J Warrants") to purchase up to a number of shares of the Company's common stock equal to 200% of the number of warrant shares to be issued pursuant to the exercise (or prepayment) of Series G Warrants and Series H-1 Warrants ("Existing Warrants").

Pursuant to the Inducement Agreements, the Company reduced the exercise price for such Existing Warrants to $1.90 per share (the "Reduced Exercise Price"), and the Holders: (i) exercised the Existing Warrants (Series G and Series H-1 Warrants) to purchase 1,545,494 shares of the Company's common stock; and (ii) prepaid $1.89 per share of the Reduced Exercise Price for Series H-1 Warrants to purchase 477,734 shares of the Company's common stock in consideration of the Company further reducing the exercise price of Series H-1 Warrants to purchase 477,734 shares of the Company's common stock to $0.01 per share.

The gross proceeds to the Company from the exercise (or prepayment of the exercise price) of the Existing Warrants were approximately $3.8 million, prior to deducting placement fees and estimated offering expenses.

The Inducement Warrants (Series J Warrants) have an initial exercise price equal to $1.90 per share and will expire five and one-half (5.5) years from the date of issuance. The Inducement Warrants will be exercisable upon the Company's receipt of stockholder approval of the exercise of the Inducement Warrants into an aggregate of up to 4,046,456 shares of common stock.

Leases

Cambridge, England

On August 12, the Company entered into a lease renewal agreement for its multifunctional facility located at Cambridge, England, which will replace the existing lease that is set to expire on August 31, 2025.

The new lease term begins on September 1, 2025 and extends through August 31, 2035. Under the amended agreement, the Company has agreed to pay monthly base rent of approximately $24,800, compared to $22,600 under the existing lease. The renewal also provides for an increase on September 1, 2029 of the monthly rental amount to current market rates and includes an option to break the lease on September 1, 2030, subject to providing 9 months written notice.

Sydney, Australia

On August 11, 2025, the Company signed a Heads of Agreement (HOA) for its office/warehouse space located at Sydney, Australia. HOA sets out the key terms of a lease renewal agreement which will replace the existing lease that is set to expire on April 25, 2026.

The new lease term will begin on April 26, 2026 and extends through April 25, 2029. Under the HOA, the Company has agreed to pay monthly base rent of approximately $4,189, compared to $3,592 under the existing lease.

Other than the event noted, no material subsequent events have taken place that require disclosure in these consolidated financial statements noted between June 30, 2025, and the date of this report.